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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                      OF SECURITIES EXCHANGE ACT OF 1934

                          For the month of May, 2006

                       Commission File Number 000-27336

                                SVG Capital PLC
                 31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F __X__    Form 40-F ______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes ______    No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______)

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SVG Capital plc
Annual Report and Accounts 2005

Head office
111 Strand
London WC2R 0AG

Telephone 020 7010 8900
Fax 020 7240 5346

www.svgcapital.com

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"I am pleased to report a strong set of results with fully diluted net assets per share increasing by 19.6% from 558.2p to 667.8p over the year."
Nicholas Ferguson, Chairman, SVG Capital plc

Investment objective
SVG Capital's investment objective is to achieve capital appreciation by investing principally in private equity funds that are managed or advised by Permira, one of Europe's leading private equity firms.

In addition, the Company invests in private equity funds that invest in Japan, North America, Asia and the life sciences sectors, and in unquoted and quoted businesses through specialist funds and co-investments alongside these funds.

To complement this investment objective and create capital and income for the Company, its fund management business structures, markets, manages and advises products for investment in private equity and in public equity using private equity techniques.

Contents

05  Financial highlights
06  Chairman's statement
08  Operating review
10  Private equity portfolio review
18  20 largest underlying companies
22  Board of Directors
23  List of investments (Group)
26  Report of the Directors
30  Remuneration Report
35  Statement of Directors' responsibilities
36  Corporate governance
39  Board Committees
43  Independent auditors' report
46  Consolidated income statement
48  Company income statement
49  Consolidated statement of changes in equity
50  Company statement of changes in equity
51  Consolidated balance sheet
52  Company balance sheet
53  Consolidated cash flow statement
54  Company cash flow statement
101 Notes to the accounts
103 Company summary
103 Information for shareholders
106 Notice and agenda
109 Advisers
110 Glossary
IBC Further information on our website
Five year record
Five year performance
December 2000 - December 2005
Key
SVG Capital share price  SVG Capital NAV
FTSEAll-share    FTSE World ((Pounds))
Source: Datastream estimates

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Further information on our website
www.svgcapital.com

About SVG Capital

..   Share price
..   Overview
..   About private equity
..   Our approach
..   Performance
..   Portfolio
..   Top 20 companies
..   Team profiles
..   Board profiles
..   Report and accounts
..   Glossary of terms
..   FAQ's
Investor Relations

..   Share price
..   Key facts
..   Recent news
..   Regulatory news
..   Newssheets
..   Report and accounts
..   Presentations and webcasts
..   How to invest
..   Key dates
..   Shareholder services
..   Advisers
Press Centre

..   Share price
..   Key facts
..   Recent news
..   Newssheets
..   Report and accounts
..   Team profiles
..   Request information
..   Regulatory news

SVG Capital advised products

..   Share price
..   Our approach
..   SVG private equity
..   Key members
..   Fund of funds
..   Fund of funds II
..   P123
..   Diamond
..   SVG public equity
..   Key members
..   UK focus fund
..   SRF
..   Strategic Equity Capital
..   Presentations and webcasts
Quick links

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..   About private equity
..   Our approach
..   Key facts
..   Team profiles
..   Share price
..   Latest news
..   Advised products
..   Performance

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Financial highlights 19.6%
Diluted net asset value per share 19.6 % increase in diluted net assets per share over the year. +9.4% p.a.
Outperformance
Outperformance of the FTSE All-share (capital only) since inception in 1996. +13.8% p.a.

Compound annual growth
Compound annual growth in fully diluted net asset value per share since listing in 1996.
Notes:

1. Gross assets:
Equity shareholders' funds plus total debt. Total debt comprises convertible bonds of (Pounds)43.0m (2004: (Pounds)42.4m - restated under IFRS) and loans of nil (2004: nil)

Capital changes:
2005: 6,000,000 shares issued at 600p per share
2004: 2011 bonds fully converted into 9,874,679 ordinary shares

2003: Issue of 10,239,100 shares and conversion of 150,375 2011 bonds into ordinary shares 2000: 'B' bonds fully converted into 3,299,380 ordinary shares

2000: 'B' bonds fully converted into 3,299,380 ordinary shares

1999: Buy-back of 3,204,171 shares for cancellation

1998: 'A' bonds fully converted into 5,683,236 ordinary shares

* Restated for IFRS valuation

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Chairman's statement
"The private equity portfolio has been very cash generative, with distributions reaching (Pounds)285.8 million, double the level of 2004, and well ahead of total calls paid of (Pounds)89.1 million."
Nicholas Ferguson, Chairman

I am pleased to report a strong set of results with fully diluted net assets per share increasing by 19.6% from 558.2p to 667.8p (shareholders' funds of (Pounds)902.4 million) over the year.

Overall, the operating environment for the portfolio companies has improved, with many companies successfully growing earnings, and there have been several material write-ups during the year. In addition, the portfolio has benefited from rising equity markets, which have had a significant impact on the valuation of the quoted portfolio.

The private equity portfolio has been very cash generative, with distributions reaching (Pounds)285.8 million1, double the level of 2004, and well ahead of total calls paid of (Pounds)89.1 million2. The exit environment has improved. In particular, both the debt and equity capital markets have been favourable, and a significant percentage of these distributions were the result of recapitalisations or successful IPOs and subsequent sales of quoted holdings.

Over the longer period, SVG Capital's growth in net assets continues to outperform public markets. SVG Capital has reported a compound growth in net assets per share of 8.7% p.a. over the last five years and 13.8% p.a. since listing in 1996, a respective out-performance of 9.7% p.a. and 9.4% p.a. of the FTSE All-Share (capital only).

Cash balances
The distributions from the portfolio have led to relatively high year-end cash balances of (Pounds)205.0 million (23% of net assets). These strong levels of distributions have continued into 2006, with SVG Capital receiving a further (Pounds)93.1 million3 of proceeds from portfolio realisations. Some of these proceeds have been used to meet calls, and cash balances stand at (Pounds)277 million.4

At the year-end, SVG Capital had uncalled commitments of (Pounds)364.1 million ((Pounds)346 million at 20 March 2006, including a new commitment to SVG Diamond II5).

New fund commitments
Permira
In line with SVG Capital's principal investment objective of achieving capital appreciation by investing in private equity funds that are managed or advised by Permira, SVG Capital will be making a 32.8 billion6 ((Pounds)1.9 billion) commitment to Permira's next private equity fund, Permira IV, which is targeting to raise 38.5 billion ((Pounds)5.9 billion).

The Permira Funds, which represent 75% of SVG Capital's portfolio, have been the key driver in SVG Capital's net asset growth to date and this commitment has been made after considerable due-diligence into Permira and the market opportunity. Over their 21 year history, the Permira Funds have outperformed industry upper quartile return benchmarks, with the most recent funds, Permira Europe I, II and III, delivering top decile returns.

It is expected that SVG Capital's commitment to Permira IV will be drawn down during the fund's six year investment period. Funding will be provided from cash resources, distributions from SVG Capital's portfolio of investments, a credit facility and an issue of long-term debt.

As highlighted above, SVG Capital's portfolio has been very cash generative. In making the commitment to Permira IV, the Board has reconfirmed its desired level of gearing for SVG Capital of 15-20% over time. To support its commitment to Permira IV and to maximise potential shareholder returns, SVG Capital is therefore increasing its credit facility from 3285 million to 3600 million ((Pounds)414 million). In addition, the Company intends to issue
1 Including (Pounds)17.7 million of income
2 Excluding investments in Strategic Equity Capital plc and The Strategic Recovery Fund
3 As at 17 March 2006
4 Expected cash balances at 31 March 2006 and excluding approximately (Pounds)46 million from the realisations of Washtec, austriamicrosystems and Inmarsat
5 SVG Diamond Private Equity II plc and SVG Diamond Holdings II Limited

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6 Subject to certain conditions approximately 3200 million ((Pounds)138 million) of bonds through a private placement in the coming months.

Permira focuses on larger buy-outs, predominantly in Europe, and with a strong concentration on operational improvement, creating value in the acquired businesses through the introduction of new strategies, more appropriate cost structures, better asset utilisation and strong management.

Permira IV aims to capitalise on the expanding opportunities for private equity internationally, particularly in Europe, and will follow a similar investment remit to its predecessor funds, Permira Europe I, II and III. The fund will focus on investments in established businesses, capable of performance improvement and/or significant growth. The core focus will continue to be European buy-out opportunities. In addition Permira IV will consider opportunities originated by the Permira offices in New York and Toyko (the former only in international as opposed to domestic US buy-outs). Permira has a sector-focused approach to deal initiation and selection and has considerable experience in investing in Consumer, TMT (technology, media, telecoms) Chemicals and Industrial products and Services sectors.

SVG Advisers
Our fund management business, SVG Advisers, grew well and has closed further funds post the year-end. Third-party funds under management and commitments now stand at (Euro)2.4 billion, versus (Euro)1.5 billion at 31 December 2004. Investment performance continues to be good. A review of the SVG Advisers' operations is included in the Operating review overleaf.

Dividend
The Company's investment objective is one of capital growth and it is anticipated that returns for shareholders will derive primarily from capital gains. During the 12 months the Company received approximately (Pounds)17.5 million7 of income from its portfolio, primarily as a result of the high level of recapitalisations during the year. Accordingly, in order to maintain Investment Trust status, your Board propose to declare an interim dividend of 3.1p per share following the forthcoming Annual General Meeting.

Board
The Board worked well together during the year and we have a detailed review of Board activities on page 21. During the course of 2006 we intend to appoint one further independent non-executive director.

Annual General Meeting
The AGM will be held at 12 noon on Monday 24 April 2006 at 111 Strand, London, WC2R 0AG, and, as in previous years, it will include a presentation on the activities of the Company.

Outlook
I believe the portfolio of companies is well diversified, by vintage year, industry and geography and I am pleased with the performance over the year, with many companies successfully growing earnings and repaying debt, through strong underlying cash flows. This gives confidence for whatever conditions - good or bad - the economic and financial markets present to us.

Over time, private equity should outperform public markets, as SVG Capital has done since its launch in 1996. However, manager selection is key, as the differential between top and median managers is far more pronounced than in most other asset classes. SVG Capital is aligned with one of Europes' leading private equity firms, Permira, who have produced top quartile returns for investors. We are confident that our portfolio and future commitments will continue to deliver strong asset growth in the future.

Nicholas Ferguson
Chairman

7 Exclusive of (Pounds)0.2 million of income received by Platinum Trust

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Operating review
"The team has been quick to react to new changes in the marketplace and has built a reputation for innovation. The performance of the funds has been impressive and we are seeing the benefits of sound structuring and good investment selection."
Andrew Williams, Chief Executive - SVG Advisers Limited

8 As at 28 February 2006
9 SVG Diamond Holdings II Limited and SVG Diamond Private Equity II plc
10 SVG Diamond Holdings Limited and SVG Diamond Private Equity plc
SVG Advisers
SVG Advisers has continued to build on its strong start. The business has grown substantially and now has over 40 employees, advising six private equity fund of funds and three public equity funds. Third-party funds under management and commitments now total 32.4 billion8.

Private equity fund of funds
New fund launches
Schroder Private Equity Fund of Funds III (SPEFOF III)

Launched in September 2005, SPEFOF III has received commitments of 3368 million to date, ahead of its target, and will have a final close later this month. SVG Advisers is the investment adviser to SPEFOF III, which has already made commitments to seven buy-out funds totalling 3165 million. Like its predecessors, the fund is listed on the Dublin Stock Exchange and has been structured to meet the requirements of both high-net-worth individuals, in addition to small and large institutions.

SVG Diamond II9

In February 2006, SVG Diamond II successfully raised 3500 million through a Collateralised Fund Obligation ('CFO') of private equity funds, comprising
3325 million of investment grade bonds and preferred equity shares representing commitments of 3175 million as at closing. A similar structure to its award-winning predecessor, SVG Diamond II is a CFO of private equity funds incorporating drawable equity, reinvestment and over-commitment strategies. The CFO will be focused predominantly on buy-outs in Western Europe and the US and will have an over-commitment facility of 140% (allowing a target investment capacity of 3700 million). SVG Capital has a long-term commitment of 360 million to the preferred equity shares.

Existing funds
All of the fund of funds advised by SVG Advisers have reported strong results in 2005.

Schroder Private Equity Fund of Fund (SPEFOF)

The 2001 vintage SPEFOF completed its investment program during the year. In total, the fund has commitments of 3290 million to 25 funds and has reported growth in net assets of 21.3% since launch (as at 30 September 2005).

Schroder Private Equity Fund of Fund II (SPEFOF II)

SPEFOF II raised 3285 million in 2003. As at 30 September 2005, the fund had made commitments totalling approximately 3299 million to 20 funds and had reported growth in net assets of 9.9% since launch.

P123

P123, which launched in 2003 as a fund of Permira pan-European buy-out funds, benefited from significant distributions and several material write-ups in its portfolio during 2005. Since its inception, P123 has reported growth in net assets of 37.4%. SVG Capital has a 38.6% holding in P123.

SVG Diamond10

SVG Diamond, is a 3400 million CFO of private equity funds that closed in September 2004 comprising 3260 million of investment grade bonds and preferred equity shares representing commitments of 3140 million as at closing. At
31 December 2005, SVG Diamond had an investment portfolio valued at 3191.6 million, with 3179.9 million of uncalled commitments. SVG Capital has a commitment of 350 million to the preferred equity shares.

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Public equity

The SVG Advisers public equity team was established in 2002 and now manages or advises combined commitments, funds and segregated mandates of approximately (Pounds)307 million (3450 million).

New fund launches
Strategic Equity Capital plc (SEC)

SEC is a new investment trust listed on the London Stock Exchange. SEC listed in July 2005 having raised (Pounds)70.4 million, which at the time represented the largest primary fund-raising for a UK investment trust since the start of 2003. The investment objective of the SEC is to achieve absolute returns over a medium-term period, principally through capital growth, by primarily investing in UK public companies that the Manager believes are undervalued and could benefit from strategic, operational and management initiatives. The investment appraisal process used for SEC involves private equity investment techniques and a practice of constructive corporate engagement. At 31 December 2005, the SEC was approximately 40% invested with holdings in 10 companies.

Existing funds

The funds advised by the team have produced strong results.

SVG UK Focus Fund

The SVG UK Focus Fund finished the year with net assets of (Pounds)190.5 million (up from (Pounds)15.4 million at launch in 2003) and reported a growth in net assets per share of 45% since launch.

The Strategic Recovery Fund

The Strategic Recovery Fund, had a final close in January 2004 with commitments totalling (Pounds)15 million. At 31 December 2005, the fund was almost fully called, having returned 109% of commitments to investors with two remaining investments in its portfolio and had generated a net IRR of 47%. Following on from the success of this fund, SVG is launching a successor fund, The Strategic Recovery Fund II.

Outlook

The team has been quick to react to new changes in the marketplace and has built a reputation for innovation. The performance of the funds has been impressive and we are seeing the benefits of sound structuring and good investment selection.

The private equity team committed over 3830 million to new partnerships including approximately 3380 million of secondaries during the year, which compares to a total of 3125 million committed in 2004. This substantial growth in investment rate has been accomplished at a time of increasing competition for quality primary funds and tightening of prices for secondaries. The public equity team has almost doubled funds under management in the year and the team has expanded.

We are planning to launch a number of new funds during the course of 2006, including several feeder vehicles into Permira's next fund, Permira IV. These vehicles will seek to provide investors with an attractive structured access to Permira IV.

Andrew Williams
Chief Executive - SVG Advisers Limited

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Private equity portfolio review
Significant distributions from the portfolio and positive earnings growth in the underlying companies has resulted in a 19.6% increase in fully diluted net assets per share to 667.8p (shareholders' funds (Pounds)902.4 million) over the 12 months to 31 December 2005.

Overall, the operating environment for the portfolio companies has improved, with many portfolio companies successfully growing earnings, despite concerns regarding a softening of consumer spending and rising commodity and oil prices. Again, a focus on cash generation and debt repayment has had a positive impact on valuations and a number of the portfolio companies have undergone recapitalisations during the year.

The portfolio has been very cash generative, with distributions from the private equity portfolio reaching (Pounds)285.8 million11, double that of 2004 and well ahead of total calls paid of (Pounds)89.1 million12. The exit environment has improved. In particular, the capital markets have been favourable and a significant percentage of these distributions were the result of recapitalisations or successful IPOs and subsequent sales of quoted holdings. Since inception, SVG Capital has reported an average uplift on realisations to previous valuations of approximately 32% (37% excluding recapitalisations).

The improved operating environment and positive earnings growth has led to several material write-ups during the year, including New Look, Intelsat and debitel, all of which underwent recapitalisations in the first half and have been written up on an earnings basis. In addition, strong equity markets have had a significant impact on the valuation of the quoted portfolio. In total, increases in the share prices of the quoted portfolio over the year added (Pounds)74.5 million (50.8p) to the overall value of the portfolio companies.

The majority of the portfolio (38%) continues to be valued on an earnings basis. Given the strong performance of the quoted portfolio, the flotation of Premiere and Inmarsat and the sale of Memec to Avnet, Inc., the portfolio's weighting to quoted companies at 31 December 2005 was relatively high (35%), despite the partial realisations of a number of holdings in quoted companies. The remainder of the portfolio is either valued on a cost (20%) or third-party basis (7%). Since the year-end a number of quoted holdings have been sold and one portfolio company has had a successful IPO (Marazzi). Allowing for these movements, the percentage of the portfolio valued on a quoted basis is expected to decrease to 26%.

In total there were 125 companies in the portfolio, of which the 20 largest underlying companies represent 74% of the portfolio13 and 61% of net assets. The portfolio is focused on four key sectors: consumer and leisure; computer/other electronics/communications; medical and health; and other services, which together make up 95% of the portfolio. European and multinational companies continue to dominate the portfolio, with the remainder invested in North American or Asian companies.

Overall, foreign exchange movements had a positive impact of (Pounds)4.9 million on the portfolio's sterling valuation as sterling's strengthening against the euro was more than offset by its 11% weakening against the US$.

Portfolio changes
There have been a number of material write-ups over the 12 months with several companies moving from cost to an earnings, quoted or third-party valuation basis. The majority of these write-ups took place in the first half, however a number of these companies have continued to perform ahead of expectations and have been further written-up at 31 December 2005.

In particular, New Look, Intelsat and debitel all underwent recapitalisations during the first half, were written-up on an earnings basis at June 2005 and have been further written-up at December 2005, adding a further (Pounds)21.7 million (14.8p) to the value of the portfolio in the second half and (Pounds)69.0 million (47.0p) for the full year.

..   See figure 1
Uplifts in valuation

         31 December  31 December
             2005         2004       Proceeds      Change
Company   valuation    valuation     in year*     in year
-------  ------------ ------------ ------------ ------------
         (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
New Look    26,908       20,292       22,030       28,646
debitel     19,209       20,387       21,648       20,470
Intelsat    19,694      **8,520        8,666       19,840

*  Including P123
** Investment in Intelsat was made in January 2005

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Figure 1

Values included in this portfolio review relate to the results calculated in accordance with International Financial Reporting Standards (IFRS)

11 Including (Pounds)17.7 million of income
12 Excluding (Pounds)16.8 million investment in Strategic Equity Capital plc and Strategic Recovery Fund
13 Gross investment portfolio of (Pounds)739.8 million

There have been several other smaller write-ups, predominantly as a result of companies moving from a cost to an earnings or third-party basis for the first time. The three most notable were Vendex, Marazzi and Ferretti.

Vendex is the largest non-food retailer in the Benelux with market leading positions in the department store, DIY, apparel and consumer electronics sectors. The company completed a sale and leaseback of its property portfolio in the fourth quarter of 2005, returning approximately 65% of cost to investors. At 31 December 2005, SVG Capital's holding in the company was valued on an earnings basis at (Pounds)16.6 million which, together with the value of the sale and leaseback of its property portfolio, represents a (Pounds)9.0 million (6.2p) uplift to its December 2004 valuation.

Marazzi, the world leader in design, manufacturing and sales of ceramic tiles successfully listed on the Italian Stock Exchange in February 2006, with shares being placed at e10.25 each. Funds advised by Permira sold approximately two-thirds of their shareholding in the company at the flotation and the value of this partial realisation for SVG Capital was approximately (Pounds)14.8 million. The December 2005 third-party valuation of (Pounds)23.8 million represents the approximate cash proceeds from the partial realisation and a discounted post flotation valuation of the remaining shares14. This represents an approximate uplift of (Pounds)8.7 million (6.0p per share) to the December 2004 valuation.

Ferretti, the world's leading producer of luxury motor yachts, completed a recapitalisation during the year, returning approximately 45% of cost to investors. The value of this recapitalisation for SVG Capital is (Pounds)17.0 million which, together with the December 2005 valuation of the company of (Pounds)31.6 million, represents a (Pounds)7.7 million (5.2p) uplift to the December 2004 valuation.

..   See figure 2

The portfolio has also benefited from favourable equity capital markets and a number of quoted portfolio companies share prices have performed well during the year, including Inmarsat, Avnet, Inc., austriamicrosystems and Washtec.

Inmarsat, the leading provider of global mobile satellite communications, floated on the London Stock Exchange in June 2005, with shares being placed at 245p. In October 2005, funds advised by Permira sold 40% of their holding in the company realising approximately (Pounds)11.8 million of value for SVG Capital. At 31 December 2005, SVG Capital's remaining holding in Inmarsat was valued at (Pounds)19.7 million. This, together with the proceeds from the partial realisation and the redemption of (Pounds)7.2 million of shareholder loans at the flotation, represents an uplift of (Pounds)28.6 million (19.5p) to the December 2004 valuation.

Funds advised by Permira sold their holding in the global semiconductor distribution company, Memec, to the New York listed Avnet, Inc. in a stock and cash transaction which completed in July 2005. At 31 December 2005, SVG Capital's holding in Avnet, Inc. was valued at (Pounds)53.2 million, an uplift of (Pounds)28.2 million (19.2p) to the 31 December 2004 valuation of Memec.

..   See figure 3
Mark-downs in the year included Premiere, whose share price fell in December 2005 following the announcement of its loss of the TV rights for the 2007 German football season.

..   See figure 4

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Realisations

The portfolio has been very cash generative and distributions from the private equity portfolio totalled (Pounds)285.8 million15 for the year, double that of 2004. Approximately 37% of these were a result of recapitalisations, with the remainder being made up of 19 full and 30 partial realisations. With the exception of recapitalisations, the most material distributions during the year were the partial realisations of Premiere, Inmarsat (mentioned above) and austriamicrosystems.

Funds advised by Permira sold approximately 75% of their holding in Premiere in two Uplifts in valuation

         31 December  31 December
             2005         2004     Proceeds in   Change in
Company   valuation    valuation      year*         year
-------  ------------ ------------ ------------ ------------
         (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
Vendex      16,609       20,100      **12,521      9,030
Marazzi     23,781       15,772           740      8,749
Ferretti    31,596       40,974      **17,065      7,687

*  IncludingP123
** Not yet distributed

Figure 2

Uplifts in valuation

                    31 December  31 December
                        2005         2004       Proceeds    Change in
Company              valuation   valuation in    year*         year
-------             ------------ ------------ ------------ ------------
                    (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
Inmarsat               19,710       10,128       19,066       28,648
Avnet, Inc.            53,154       29,721        4,763       28,196
austriamicrosystems    21,637       20,087       12,807       14,357
Washtec                12,482        9,395        5,586        8,673

*  Including P123

Figure 3

Mark-downs in valuation

         31 December  31 December
             2005         2004       Proceeds    Change in
Company   valuation    valuation     in year*       year
-------  ------------ ------------ ------------ ------------
         (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
Premiere    7,588        73,616       57,875       (8,153)

*  Including P123

Figure 4

14 At 31 December 2005 Marazzi was valued on a third-party basis and a discount of 25% has been applied to the remaining holding in the company. The IFRS value of this remaining holding at 28 February 2006 was (Pounds)11.2 million
15 Including (Pounds)17.7 million of income

Private equity portfolio review continued

tranches, the first at the flotation of the company in March 2005 and the second in October 2005. In total, the value of these two realisations for SVG Capital was (Pounds)57.9 million, with its remaining holding in Premiere valued at (Pounds)7.6 million at December 2005. This valuation, together with the value of the two partial realisations, represents an approximate multiple of 5 times SVG Capital's original investment cost.

Approximately 40% of SVG Capital's holdings in austriamicrosystems, the Zurich listed specialist semiconductor manufacturer, was sold in November 2005. The value of this partial realisation for SVG Capital was approximately (Pounds)12.8 million.

Since the year-end, SVG Capital's holdings in Avnet, Inc., Washtec, Inmarsat and austriamicrosystems have been fully realised. The respective value of these realisations for SVG Capital is expected to be (Pounds)50.8 million, (Pounds)16.0 million, (Pounds)20.8 million and (Pounds)22.8 million.

New investments
18 new and 29 follow-on investments were made during the year with a total of (Pounds)89.1 million16 of calls paid. The majority of the larger new investments were announced in the interim report (Jet Aviation, the Gala Group17, Cortefiel and SBS Broadcasting18).
The two material new investments made since the publication of the interim accounts were the follow-on investment in Gala Group to fund its acquisition of Coral Eurobet, and a new investment in TDC19.

Funds advised by Permira have backed the (Pounds)2.2 billion acquisition of Coral Eurobet by one of their portfolio companies, Gala Group. The transaction creates Europe's pre-eminent integrated betting and gaming company with strong market positions in licensed betting offices, bingo and casinos and a high quality multimedia offer. Coral Eurobet is one of the leading betting and gaming operations in the world. After this follow-on investment, the total value of SVG Capital's interest in Gala Group is approximately (Pounds)42.8 million, making it SVG Capital's third largest investment at 31 December 2005.

TDC is a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organised as six main business lines: TDC Solutions, TDC Mobile International, TDC Switzerland, TDC Cable TV, TDC Directories and TDC Services. Funds advised by Permira, alongside other private equity investors, backed a public to private offer for this company in November 2005. SVG Capital's share of this investment is approximately (Pounds)22.8 million.

Valuation basis
The most significant change in the valuation basis analysis analysis is the increase of the portfolio's weighting to quoted holdings to 35%. In addition to the strong performance of the quoted portfolio, this increase is a result of the flotation of Premiere and Inmarsat, the sale of Memec to Avnet, Inc., and the new investment in TDC. The decrease in the portfolio's weighting to companies valued on a third-party basis is a result of the flotation of Premiere in March 2005, which was valued on a third-party basis at December 2004.

..   See figure 5
Valuation analysis
(by value)
Key
Cost 20
Earnings
Written down - earnings

Written down
Third-party
Quoted
* Restated for IFRS valuations

Figure 5

16 Excluding (Pounds)16.8 million investment in Strategic Equity Capital plc and Strategic Recovery Fund
17 SVG Capital's follow-on investment in Gala of (Pounds)17.1 million is uncalled
18 SVG Capital's investment in SBS of (Pounds)32.1 million was called in February 2006
19 SVG Capital's investment in TDC of (Pounds)22.8 million was partially called in February 2006
20 Investments are carried at cost where this represents the Directors' best estimate of fair value
Geographical analysis
(by value)
Key
Multinational
Continental Europe
UK

North America
Far East/Asia Pacific
* Restated for IFRS valuations

Figure 6

Sector analysis
(by value)
Key

Consumer and leisure
Medical/health
Computer/other electronics/ communications

Chemicals
Industrial products/ services
Other manufacturing
Other services
* Restated for IFRS valuations

Figure 7

Since the year-end, several of SVG Capital's holdings in quoted companies have been fully realised and the portfolio's weighting to quoted companies is expected to fall to approximately 26%.

The average weighted discounted earnings multiple used to value the portfolio increased to 6.7 (December 2004: 6.6). This slight increase was predominantly a result of several companies moving from a cost to an earnings valuations basis at slightly higher discounted earnings multiples. The average discount applied to companies valued on an earnings basis was 33%.

Geographical and sector distribution (by value)
There have been two small changes in the portfolio's geographical weighting with an increase in its exposure to companies operating in the UK and a decrease in its exposure to multinational companies. These changes are a reflection of realisations and revaluations in the portfolio, such as the recapitalisation of Cognis and write-ups of companies such as New Look and the AA, which has been written up on an earnings basis to (Pounds)34.1 million.

..   See figure 6

There have been several changes to the portfolio's sector exposure, the largest of which is the increase in its exposure to computer/other electronics/communications sectors, a result of new investments such as Intelsat and TDC, in addition to the uplifts in value of Avnet, Inc. and Inmarsat.

Of the 49% invested in the consumer and leisure sector as a whole, 21% is invested in companies in the leisure sector, 16% in retail companies, 5% in media companies and 7% in 'other consumer'.

..   See figure 7

Portfolio maturity

The average age of the portfolio has fallen with 61% of investments held for less than three years; 47% being held for under two years; and 22% have been held for less than a year.

..   See figure 8

Deal type
SVG Capital's portfolio remains focused towards Management Buy-Outs/Ins
(85%) with a small exposure to Development Capital (12%). SVG Capital's exposure to early stage companies (3%) is entirely in the life sciences sectors.

Fund commitments
At 31 December 2005, SVG Capital had (Pounds)314.4 million of uncalled commitments to six private equity funds (December 2004: (Pounds)411.4 million to seven funds). In addition, SVG Capital also had a (Pounds)14.4 million uncalled commitment to P123, which is expected to be paid in 2006; and an uncalled commitment of (Pounds)35.3 million to SVG Diamond.

..   See figure 9 overleaf

SVG Capital's return on its holdings of its private equity funds, including P123, is summarised overleaf.

..   See figure 10 overleaf
Cash and marketable securities

At 31 December 2005, SVG Capital's gross cash balance of (Pounds)205.0 million (December 2004: (Pounds)25.1 million) was held principally in money market funds and treasury bills.
Since the year-end, SVG Capital has received further distributions totalling (Pounds)93.1 million21 and paid calls of (Pounds)58.9 million. In addition, following the closing of SVG Diamond II, it is anticipated that SVG Capital will receive approximately (Pounds)40.9 million from the transfer of warehoused funds to SVG Diamond II in March 2006.

21 As at 17 March 2006

Private equity portfolio review continued

Uncalled fund commitments

                                               Amount          SVG Capital
                           Amount called   uncalled (local      uncalled
                          (local currency)    currency)    commitment*(Pounds)
                              millions        millions          millions
                          ---------------- --------------- -------------------
Permira Europe II          (Euro)  565.0    (Euro)   85.2          58.5
Permira Europe III         (Euro)  224.0    (Euro)  284.0         195.1
The Japan Fund IV           (Yen)4,423.6     (Yen)6,290.0          31.0
SV Investments Fund I         US$   52.6       US$   10.6           6.2
SV Life Sciences Fund II      US$   40.1       US$    6.6           3.9
SV Life Sciences Fund III     US$   41.3       US$   33.8          19.7
P123                       (Euro)   83.8    (Euro)   21.0          14.4
SVG Diamond                            -    (Euro)   51.4          35.3
Total                                                             364.1

* Based on exchange rates at 31 December 2005

Figure 9

Holdings of private equity funds - IFRS valuation basis

                                    Year to           Year to
                                  31 December       31 December
                                     2005              2004
                               (Pounds) millions (Pounds) millions
                               ----------------- -----------------
Opening valuation                    714.1             567.4
Calls payable                         89.1             159.5
Distributions receivable            (268.1)*          (143.9)
                                     535.1             583.0
Increase in value of portfolio       135.1             140.5
(Less)/plus FX movement                4.9              (9.4)
                                     140.0             131.1
Closing portfolio                    675.1             714.1

* Not including (Pounds)17.7 million of income

Figure 10

20 largest underlying companies
In the following pages, we show SVG Capital's 20 largest investments by value at 31 December 2005.

..   SEAT Pagine Gialle (Italy)
Company: (Pounds)000's
Current cost: 28,486
Value: 57,227
% of net assets: 6.3%
Date of acquisition: July 2003
SEAT Pagine Gialle is a telephone directories, business information and directory assistance company, which demerged from the internet, television and business publishing arm of SEAT in August 2003. The company has significant market share in Italy, the UK and Germany and is Italy's leading yellow pages and telephone directory publisher. The valuation basis is quoted.

..   Avnet, Inc. (US)
Company: (Pounds)000's
Current cost: 34,876
Value: 53,154
% of net assets: 5.9%
Date of acquisition: October 2000
Avnet is one of the world's largest electronic component distributors. Serving customers in 68 countries, Avnet markets inventories and adds value to these products and provides supply chain management and engineering services. The valuation basis is quoted. Since the year-end, SVG Capital's entire holding in Avnet, Inc. has been sold.

..   Gala Group (UK)
Company: (Pounds)000's
Current cost: 42,760
Value: 42,760
% of net assets: 4.7%
Date of acquisition: September 2005
The Gala Coral Group is one of Europe's pre-eminent gaming groups operating in the low stake, high volume betting, casino and online gaming sector. The valuation basis is cost.

Travelodge (UK)
Company; (Pounds)000's
Current cost: 31,973
Value: 34,934
% of net assets: 3.9%
Date of acquisition: December 2002
Travelodge is the second largest operator in the UK budget hotel sector, providing around 16,000 rooms in 260 hotels located around Britain. It also has operations in Spain and the Republic of Ireland. The valuation basis is earnings.

..   AA (UK)
Company: (Pounds)000's
Current cost: 28,197
Value: 34,148
% of net assets: 3.8%
Date of acquisition: September 2004
The AA is the UK's largest roadside recovery business and one of the leading insurance brokers. Other activities include personal loans, publishing and driving school services. The roadside division has over 15 million members, of which six million are personal customers.
The valuation basis is earnings.

SBS (The Netherlands)
Company: (Pounds)000's
Current cost: 32,078
Value: 32,078

% of net assets: 3.6%
Date of acquisition: October 2005
SBS Broadcasting is a leading European commercial television and radio broadcasting company with operations across Western and Central Europe. The company operates 16 television stations, 21 premium pay channels, 11 radio networks and 11 stand-alone radio stations. The valuation basis is cost in fund currency.

..   Ferretti (Italy)
Company: (Pounds)000's
Current cost: 21,130
Value: 31,596
% of net assets: 3.5%
Date of acquisition: October 2002
Ferretti Group is a world leading producer of luxury motor yachts larger than 40 feet, created through a buy and build strategy of complementary motor yacht builders. The valuation basis is earnings.

New Look (UK)
Company: (Pounds)000's
Current cost: 599
Value: 26,908
% of net assets: 3.0%
Date of acquisition: April 2004
New Look is one of the leading UK fashion retailers targeting the young (15-44) female market. The company was established in 1969 and has grown to become the UK's third largest single fascia retailer of womenswear with around 4% of the UK market. New Look has 543 stores in the UK and 215 stores in France (trading under the MIM fascia). The valuation basis is earnings.

Parkway Holdings (Singapore)
Company: (Pounds)000's
Current cost: 18,909
Value: 24,893
% of net assets: 2.8%
Date of acquisition: December 1999
Parkway is a private healthcare provider in Singapore with an established network of hospitals and clinics in Malaysia, Indonesia and India. The company has the region's best known brand name and a reputation for technological leadership. The valuation basis is quoted.

..   Marazzi (Italy)
Company: (Pounds)000's
Current cost: 9,259
Value: 23,781
% of net assets: 2.6%
Date of acquisition: December 2004
Marazzi is the world's largest manufacturer of ceramic tiles. The company is active in 130 countries and has over 5,800 employees and 20 plants located in Italy, Spain, France, Russia and the US. The valuation basis is third-party. Since the year-end, Marazzi has had a successful IPO on the Milan Stock Exchange.
TDC (Denmark)
Company: (Pounds)000's
Current Cost: 23,186
Value: 22,823
% of net assets: 2.5%
Date of acquisition: December 2005
TDC is a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organised as six main business lines: TDC Solutions, TDC Mobile International, TDC Switzerland, TDC Cable TV, TDC Directories and TDC Services. The valuation basis is quoted.

austriamicrosystems (Austria)
Company: (Pounds)000's
Current cost: 14,419

Value: 21,637
% of net assets: 2.4%
Date of acquisition: June 2000
austriamicrosystems is a market leader in the design, development and manufacture of semiconductor speciality products, focusing on analogue and mixed signal ASICS (Application - Specific Integrated Circuits). The company serves the wireless communications, industrial, medical and automotive end-customer markets. The valuation basis is quoted. Since the year-end, SVG Capital's entire holding in austriamicrosystems has been sold.

..   DinoSol Supermercados (Spain)
Company: (Pounds)000's
Current cost: 18,023
Value: 21,456
% of net assets: 2.4%
Date of acquisition: December 2004
DinoSol Supermercados (formerly Ahold Supermercados) operates 572 stores in Spain and the Canary Islands, trading primarily under the SuperSol and HiperDino fascias. The valuation basis is earnings.

..   Inmarsat (UK)
Company: (Pounds)000's
Current cost: 375
Value: 19,710
% of net assets: 2.2%
Date of acquisition: December 2003
As a leading provider of global mobile satellite services, Inmarsat has been designing, implementing and operating satellite networks for over 26 years. The company's services include voice, fax, intranet and internet access and other data services used by multinational corporations, government agencies, media and international aid organisations and other users in the maritime, land and aeronautical sectors. The valuation basis is quoted. Since the year-end, SVG Capital's entire holding in Inmarsat has been sold.

Intelsat (Bermuda)
Company: (Pounds)000's
Current cost: 436
Value: 19,694
% of net assets: 2.2%
Date of acquisition: January 2005
Intelsat is a leading provider of fixed satellite communications services worldwide, supplying video, data and voice connectivity in over 200 countries and territories. The valuation basis is earnings.

..   debitel (Germany)
Company: (Pounds)000's
Current cost: 361
Value: 19,209
% of net assets: 2.1%
Date of acquisition: June 2004
debitel is Europe's largest mobile service provider, offering a wide range of telecommunications products (mobile, fixed line and internet). The company is headquartered in Germany and has over 10.8 million customers and operates via a network of 8,000 retail partners and 213 of its own shops. The valuation basis is earnings.

(greater than) Cortefiel (Spain)
Company: (Pounds)000's
Current cost: 16,803
Value: 16,803
% of net assets: 1.9%
Date of acquisition: September 2005
Cortefiel is the number two specialist apparel retailer in Spain. It operates a multi-format network with three main fascias: Cortefiel, with 222 stores primarily in the Iberian market offering casual wear for 30+; Springfield, with 329 stores and 113 franchises targeting the 18-30s and Women's Secret, selling underwear through 169 stores and 70 franchises. Headquartered in Madrid, Cortefiel employs around 10,000 people. The valuation basis is cost in fund currency.

..   Jet Aviation (Switzerland)
Company: (Pounds)000's
Current cost: 16,668
Value: 16,668
% of net assets: 1.8%
Date of acquisition: October 2005
Jet Aviation was founded in 1967 and is a leading global business aviation service company employing more than 3,500 personnel in over 60 facilities and stations around the world. The company provides maintenance, completions and engineering services, fixed base operations and airline handling, along with aircraft sales, charter and management on a global basis. In addition, Jet Aviation operates an aircraft management and charter fleet of more than 160 jets in Europe, Asia, the Middle East and the US. The valuation basis is cost in fund currency.

..   Vendex (Benelux)
Company: (Pounds)000's
Current cost: 9,793
Value: 16,609
% of net assets: 1.8%
Date of acquisition: September 2004
Vendex is the largest non-food retailer in the Benelux with market leading positions in the department store, DIY, apparel and consumer electronics sectors. The company trades from 15 store fascias and around 1,800 outlets, employing 43,000 people. Vendex has a diversified portfolio of strong brands with most of the company's retail formats being household names in the Netherlands and Belgium. The valuation basis is earnings.

..   Grandi Navi Veloci (GNV) (Italy)
Company: (Pounds)000's
Current cost: 12,713
Value: 14,113
% of net assets: 1.6%
Date of acquisition: October 2004
GNV is a leading European ferry company, with a fleet of eight ships. The first of its eight ships was launched in 1993, while its two largest and most recent ships, Superba and Suprema, were launched in 2002 and 2003. The valuation basis is earnings.

Board of Directors
1. Nicholas Ferguson
Chairman (aged 57)
Nicholas Ferguson was appointed as a Director of the Company on 12 February 1996 and Chairman on 25 April 2005. He is non-executive Chairman of SVG Advisers Limited and was formerly Chairman of Schroder Ventures and instrumental in its development since 1984. He is a non-executive Director of BSkyB plc.

2. Damon Buffini
Non-Executive Director (aged 43)
Damon Buffini was appointed as a Director of the Company on 25 April 2005. He joined Permira in 1988. He became a partner of Permira in 1992, Managing Partner of the UK in 1999 and Managing Partner in 2000. He is Chairman of Permira's operating committee and has worked on numerous buy-outs, buy-ins and growth capital transactions.

3. Francis Finlay
Non-Executive Director (aged 62)
Francis Finlay was appointed as a Director of the Company on 1 October 2004. He is Chairman and Chief Executive Officer of Clay Finlay Inc., a New York based investment management firm with offices in London and Tokyo. Other corporate directorships include: Scottish Investment Trust plc, East Europe Development Fund, Blakeney Investors, Lebanon Holdings, Bayer Allan Funds and Old Mutual
(US) Holdings.

4. Anthony Habgood
Non-Executive Director (aged 59)
Anthony Habgood was appointed as a Director of the Company on 12 February 1996 and is Chairman of Bunzl plc and Chairman of Whitbread plc.

5. Edgar Koning
Non-Executive Director (aged 53)
Edgar Koning was appointed as a Director of the Company on 12 February 1996 and is Executive Vice President with AEGON Nederland NV. He joined AEGON in 1981 and has held various senior management positions in the Group.

6. Denis Raeburn
Non-Executive Director (aged 61)
Denis Raeburn was appointed as a Director of the Company on 25 June 2001 and was Managing Director of the asset management company Global Asset Management
(GAM) between 1986 and 1999.

7. -Charles Sinclair
Non-Executive Director (aged 57)
Charles Sinclair was appointed as a Director of the Company on 1 January 2005. He is Chief Executive of Daily Mail and General Trust plc. He is a non-executive Director of Euromoney Institutional Investor PLC. He retired from the Board of Reuters Group PLC in December 2005.

8. Andrew Williams
Executive Director (aged 53)
Andrew Williams was appointed as a Director of the Company on 3 May 2002. He is Chief Executive of SVG Advisers Limited, Managing Principal of SVG North America Inc and a non-executive Director of CDC Group plc.

Full details of the Committees of the Board can be found on pages 33 to 35.

List of investments (Group) at 31 December 2005

                                                                                SVG Capital's     Value of SVG         SVG
                                                             Year    Original      holding         Capital's        Capital's
                                                            Formed life (years) in the fund % holding (Pounds)'000 net assets %
                                                            ------ ------------ ------------- -------------------- ------------
Europe
Permira Europe I
The first US$1 billion fund raised for private equity
investment in Europe focusing on large and medium-sized
leveraged buy-out opportunities.                             1997       10          13.5             13,034             1.4

Permira Europe II
Formed as the successor to Permira Europe I, the fund
focuses on European buy-outs and buy-ins, in addition to
growth capital investments.                                  2000       10          19.7            253,687            28.1

Permira Europe III
Formed as the successor to Permira Europe II, the fund
focuses on buy-outs/ins and growth capital investments in
European businesses or of global businesses with a strong
European presence.                                           2003       10          10.3            159,564            17.7

P123
A fund of Permira pan-European buy-out funds, with
interests in Permira Europe I, II and III.                   2003       15          38.6             80,762             8.9
Permira German Buy-Outs
Established to invest in buy-outs of companies in
Germany and some of its neighbouring countries.              1986       10*         29.7             10,171             1.1

Permira Italy II
Established to make equity and near-equity investments in
buy-outs and buy-ins, including development capital
businesses, principally in Italy.                            1993       10*         21.0              1,562             0.2

Permira UK III
Established as Permira's third buy-out fund in the United
Kingdom to invest in equity and near-equity investments
in buy-outs, buy-ins, development capital businesses and
turnarounds.                                                 1993       10*          0.3                 55             0.0

Permira UK Venture III
Established to invest in a diversified portfolio of venture
or development capital businesses and buy-outs
principally in the United Kingdom                            1990       10*          8.7                120             0.0

Permira UK Venture IV
Established to follow the policies of the fully invested
Permira UK Venture III.                                      1995       10*          4.2                962             0.1

SVG Diamond Holdings**
A 3400 million Collateralised Fund Obligation of private
equity funds. SVG Diamond comprised 3260 million
investment grade bonds and preferred equity shares
representing commitments of 3140 million at closing.         2004       22          35.7              1,031             0.1
                                                                                                    -------            ----
Total Europe                                                                                        520,948            57.6*
                                                                                                    -------            ----

The lives of these funds have been extended. **

SVG Diamond has been included above but actually invests in Europe and the US.

                                                                        Original SVG Capital's      Value of SVG
                                                                  Year    life   holding in the      Capital's
                                                                 Formed (years)      fund %     holding (Pounds)'000
                                                                 ------ -------- -------------- --------------------
Asia
Asia Pacific Trust Formed to invest in equity and near-equity investments in the high growth economies of the Asia Pacific
region. This trust has been in liquidation since 1998.            1990      8*         6.4                825

Asia Pacific Fund II
Established to make equity or near-equity investments in
buy-outs, buy-ins, development capital businesses and
turnarounds, principally in the Asia Pacific region with an
emphasis on Australia, China, Hong Kong, India, Indonesia,
Malaysia, Singapore and Thailand.                                 1994     10*        14.0              6,408

Schroder Ventures Asia Pacific Fund
Established to make equity or near-equity investments in
companies that have significant exposure to the Asia Pacific region. The fund focuses principally on management buy-outs
and buy-ins, financial acquisitions and larger development
capital opportunities.                                            1999     10         29.9             45,343

Co-investments with Asia Pacific Fund II and Schroder
Ventures Asia Pacific Fund
                                                                                                       ------
                                                                                                        3,237
                                                                                                       ------
The Japan Venture Fund III
Established to invest directly or indirectly in equity and near-
equity investments in a diversified portfolio of early-stage or development capital investments and leveraged and
management buy-outs and buy-ins principally in Japan.             1997     10         20.3                641

The Japan Fund IV
Established to invest in buy-out transactions in Japan across a
range of industries and sectors.                                  2004     10         27.2             29,519
                                                                                                       ------
Total Asia                                                                                             85,973
                                                                                                       ------

                                                                      SVG
                                                                 Capital's net
                                                                   assets %
                                                                 -------------
Asia
Asia Pacific Trust Formed to invest in equity and near-equity investments in the high growth economies of the Asia Pacific
region. This trust has been in liquidation since 1998.                0.1

Asia Pacific Fund II
Established to make equity or near-equity investments in
buy-outs, buy-ins, development capital businesses and
turnarounds, principally in the Asia Pacific region with an
emphasis on Australia, China, Hong Kong, India, Indonesia,
Malaysia, Singapore and Thailand.                                     0.7

Schroder Ventures Asia Pacific Fund
Established to make equity or near-equity investments in
companies that have significant exposure to the Asia Pacific region. The fund focuses principally on management buy-outs
and buy-ins, financial acquisitions and larger development
capital opportunities.                                                5.0

Co-investments with Asia Pacific Fund II and Schroder
Ventures Asia Pacific Fund
                                                                      ---
                                                                      0.4
                                                                      ---
The Japan Venture Fund III
Established to invest directly or indirectly in equity and near-
equity investments in a diversified portfolio of early-stage or development capital investments and leveraged and
management buy-outs and buy-ins principally in Japan.                 0.1

The Japan Fund IV
Established to invest in buy-out transactions in Japan across a
range of industries and sectors.                                      3.3
                                                                      ---
Total Asia                                                            9.6
                                                                      ---

* The lives of these funds have been extended.

                                                                                                            Value of
                                                                                                 SVG          SVG         SVG
                                                                                              Capital's    Capital's   Capital's
                                                                         Year    Original      holding      Holding       net
                                                                        formed life (years) in the fund % (Pounds)'000 assets %
                                                                        ------ ------------ ------------- ------------ ---------
North America

Schroder Canadian Buy-Out Fund III
Established to invest principally in buy-outs, buy-ins, leveraged
build-ups and development capital opportunities in Canada.               2000       10          26.6          1,177        0.1

Co-investments with Schroder Canadian Buy-Out Fund III and SV
Investments Fund I                                                                                            5,177        0.6

SV Life Sciences Fund II
Formerly known as Schroder Ventures International Life Sciences
Fund II. SV Life Sciences Fund II invests in a diversified portfolio of life sciences companies principally in the United States and Europe.
The majority of these investments will be in early-stage opportunities.  1999       10          16.7         20,344        2.2

SV Life Sciences Fund III
Formerly known as International Life Sciences Fund III. The
successor to SV Life Sciences Fund II, established to invest in a diversified portfolio of life sciences companies principally in the
United States and Europe. The majority of these investments will be in
early-stage opportunities.                                               2002       10          19.1         19,787        2.2

SV Investments Fund I
Established to invest in larger development capital and mid-size buy-outs in the United States, with a particular focus on media,
telecommunications and technology sectors.                               1999       10          25.9         21,676        2.4
                                                                                                            -------      -----

Total North America                                                                                          68,161        7.5
                                                                                                            -------      -----

Total private equity funds and co-investments                                                               675,082       74.7
                                                                                                            -------      -----

Public equity funds and other investments                                                                    28,643        3.2
                                                                                                            -------      -----

Total investment portfolio                                                                                  703,725       77.9
                                                                                                            -------      -----

Other assets less total liabilities                                                                         199,274       22.1
                                                                                                            -------      -----

Total Net Assets                                                                                            902,999      100.0
                                                                                                            -------      -----

Comparative values for the 10 largest fund investments are shown in note 36.

Report of the Directors
for the year ended 31 December 2005

The Directors submit their report and the audited accounts of the Company for the year ended 31 December 2005.

Company's business
The Company carries on business as an investment trust and is an investment company within the meaning of section 266 of the Companies Act 1985. In order to obtain exemption from capital gains tax, the Company has conducted itself with a view to being an approved investment trust for the purposes of
Section 842 of the United Kingdom Income and Corporation Taxes Act 1988 (as amended). The last accounting period for which the Company has been treated as approved by the Inland Revenue as meeting the qualifying criteria for investment trust status is the year ended 31 December 2004 and the Company has subsequently conducted its affairs so as to enable it to continue to qualify for such approval. The Company is not a close company for taxation purposes.

A review of the Company's business and its likely future development is given in the Chairman's statement on pages 2 and 3, the Operating review on pages 4 and 5 and the Private equity portfolio review on pages 6 to 10.

Revenue and earnings
As an investment trust and an investment company, it is important to distinguish between revenue profits and capital profits. The consolidated revenue profit for the year attributable to equity shareholders was (Pounds)14,300,000 (2004: loss of (Pounds)5,075,000). The Company's revenue profit for the year was (Pounds)14,741,000 (2004: loss of (Pounds)4,490,000).

The consolidated capital profit for the year attributable to equity shareholders was (Pounds)142,274,000 (2004: (Pounds)133,899,000). The Company's capital profit for the year was (Pounds)143,304,000 (2004: (Pounds)134,162,000).

Taking capital returns into account, the consolidated profit for the year attributable to equity shareholders was (Pounds)156,574,000 (2004:
(Pounds)128,824,000). The Company's profit for the year was (Pounds)158,045,000 (2004: (Pounds)129,672,000).

Dividend
The Company is prohibited by its Articles of Association from distributing as dividends any capital surpluses that arise from the realisation of investments. Accordingly, any dividends paid by the Company will be funded out of its revenue account.

The Company's investment objective is one of capital growth and it is anticipated that returns for shareholders will derive primarily from capital. However, following the Annual General Meeting in April 2006 at which these accounts will be laid, the Directors intend to declare an interim dividend of 3.1p per share out of available profits for the year ended 31 December 2005 in order to meet the requirements to ensure that the Company continues to qualify as an Investment Trust.

Policy for payment of creditors
It is the policy of the Company to settle all investment transactions in accordance with the terms and conditions of the relevant markets in which it operates. All other expenses are paid on a timely basis in the ordinary course of business. The Company had no trade creditors at 31 December 2005.

Purchase of shares for cancellation
The Directors have not used the authority given to them at the Annual General Meeting of the Company held on 25 April 2005 to purchase any of the ordinary shares of the Company.

The total number of shares in issue on 20 March 2006 was 128,545,588 shares. To provide maximum flexibility, the Directors wish to renew the authority to purchase shares for cancellation. A resolution authorising the Directors to purchase up to 14.99% of the share capital in issue on 20 March 2006 will be proposed at the forthcoming Annual General Meeting for which notice is given on pages 88 and 89.

This authority will lapse at the conclusion of the Company's Annual General Meeting in 2007, unless renewed earlier.

As at 20 March 2006, the Company held no shares in treasury. Accordingly, the percentage figures in this and other sections of the report are all calculated exclusive of treasury shares.

The total number of options to subscribe for ordinary shares outstanding at 20 March 2006 was 7,880,763, which represented approximately 6.1% of the issued ordinary share capital at that date. If the Company were to purchase the maximum number of ordinary shares permitted by this resolution and by the existing buy-back authority given on 25 April 2005 (for 18,367,224 shares) then the options outstanding at 20 March 2006 would represent approximately 8.7% of the issued ordinary share capital. However, the Directors do not presently intend to exercise the existing authority prior to its expiry on 24 April 2006.

Issue of new shares
At the Annual General Meeting of the Company on 25 April 2005, the Directors were given powers (in substitution for the powers taken at the Annual General Meeting of the Company in April 2004) to allot relevant securities as if the pre-emption provisions in section 89(1) of the Companies Act 1985 did not apply. No shares were issued during the year but after the year-end a total of 15,735 shares were issued in connection with the Company's Executive Share Option Plan. The Directors wish to renew these powers at the forthcoming Annual General Meeting. Therefore, Resolutions 9 and 10 (set out in the notice of the Annual General Meeting on pages 88 and 89) will be proposed at the Annual General Meeting.

If passed, Resolution 9 will give the Directors the power to allot relevant securities up to an aggregate nominal amount of (a) (Pounds)1,285,455 (equivalent to 1% of the Company's issued ordinary share capital as at 20 March
2006) in connection with the Company's Executive Share Option Plan, and
(b) (Pounds)42,848,529 (equivalent to one-third of the Company's issued ordinary share capital as at 20 March 2006).

If passed, Resolution 10 will give the Directors the power to allot equity securities as if the pre-emption provisions in section 89(1) of the Companies Act 1985 did not apply (a) up to an aggregate nominal amount of (Pounds)1,285,455 (equivalent to 1% of the Company's issued ordinary share capital as at 20 March 2006) in connection with the Company's Executive Share Option Plan; (b) pursuant to rights issues and other pre-emptive issues; and
(c) up to an aggregate nominal amount of (Pounds)12,854,558 (equivalent to 10% of the Company's issued ordinary share capital as at 20 March 2006).

The Directors are seeking the authority referred to in paragraph (c) of Resolution 10 in order to provide flexibility in raising monies to take advantage of opportunities arising through the launch of new funds, and for general corporate purposes. It is the intention of the Board that any equity securities allotted under this authority will be allotted at an effective premium to the estimated net asset value per ordinary share at the date of pricing of the issue of the relevant equity securities. The Directors intend to exercise the authority referred to in paragraph (b) of Resolution 10 generally to issue relevant securities whenever they believe it is advantageous to shareholders to do so.

The Directors intend to exercise the authority referred to in paragraph (a) of Resolution 9 and paragraph (a) of Resolution 10 to grant options under part D of the Company's Executive Share Option Plan to individuals seconded to the Company or its subsidiaries (which, for this purpose, include joint ventures). Options granted pursuant to this authority will nevertheless count towards limits on the number of new ordinary shares that may be issued pursuant to the exercise of options.

The authorities proposed to be taken under Resolutions 9 and 10 will lapse at the conclusion of the Company's Annual General Meeting in 2007, unless renewed earlier.

In accordance with the Company's Articles of Association, Denis Raeburn and Andrew Williams will retire at the Annual General Meeting and, being eligible, offer themselves for re-election. Anthony Habgood and Edgar Koning will retire in accordance with the Company's policy on tenure outlined on page 30, and, being eligible, offer themselves for re-election.

The Board supports the re-elections of Denis Raeburn, Andrew Williams, Anthony Habgood and Edgar Koning, who continue to demonstrate commitment to their roles and provide valuable contributions to the deliberations of the Board and its Committees.

Anthony Habgood and Edgar Koning have served as non-executive Directors of the Company for more than nine years. Anthony Habgood and Edgar Koning are considered to be independent in both character and judgement.

Biographical details of all current Directors may be found on page 16.

The Directors do not have service contracts with the Company. However, Andrew Williams, who is employed by Schroder Investment Management Limited, is seconded to SVGAdvisers Limited ("SVGA"). As part of the secondment arrangements, SVGA will reimburse Schroder Investment Management Limited for the salary, bonus and other benefits paid by Schroder Investment Management Limited to Andrew Williams.

Nicholas Ferguson and members of his family and Andrew Williams have an interest in the carried interest in respect of certain private equity funds. Nicholas Ferguson and Andrew Williams have foregone a portion of their entitlement to carried interest on existing

Directors
The Directors of the Company and their beneficial and family interests in the Company's share capital during the year to 31 December 2005 are given below:

                                     Ordinary Shares
                                  of (Pounds)1.00 each
                                  ---------------------
                                      At         At
                                  31 December 1 January
                                     2005       2005
                                  ----------- ---------
Beneficial
Nicholas Ferguson*                  447,341    362,341
Damon Buffini**                         Nil        Nil
Francis Finlay                      100,000        Nil
Anthony Habgood                      25,000     25,000
Edgar Koning                            Nil        Nil
Denis Raeburn                        60,000     60,000
Charles Sinclair                     67,062     67,062
Andrew Williams*                     13,091     13,091
John McLachlan+                      18,061     18,061
Non-beneficial
Nicholas Ferguson                    42,900     27,900
Anthony Habgood                      12,500     12,500
Charles Sinclair                      6,250      6,250

* In addition, Nicholas Ferguson and Andrew Williams have options over ordinary shares, details of which are given on page 28.

** Holding correct as at date of appointment on 25 April 2005.

+  Holding correct as at date of resignation on 25 April 2005.

Nicholas Ferguson also holds (Pounds)500,000 of SVG Capital's 4 1/2 per cent subordinated convertible bonds 2013.
Denis Raeburn also holds (Pounds)500,000 of SVG Capital's 4 1/2 per cent subordinated convertible bonds 2013.
Anthony Habgood also holds (Pounds)200,000 of SVG Capital's 4 1/2 per cent subordinated convertible bonds 2013.

There had been no changes in the above holdings up until 20 March 2006.

private equity funds and any entitlement they may have to carried interest on Permira or Schroder Ventures' funds launched after 2001 in return for share options granted by the Company under the Executive Share Option Plan. Nicholas Ferguson will receive no further options following his retirement from an executive role in April 2005. Nicholas Ferguson and Andrew Williams also participate in the Schroder Ventures Co-Investment Scheme and Schroder Ventures Investments Limited. They have received no new carried interest allocations and made no new commitments since they joined SVG Capital plc in 2001.

Damon Buffini is Managing Partner of Permira. As more particularly described in a Circular to shareholders dated 24 March 2005, Permira entered into an operating agreement with the Company under which (a) the SVG Capital Group will be the major investor in future Permira Funds and will be entitled to full access to such funds; and (b) SVG Capital Group will not commit to any non-Permira private equity fund or product for direct investment other than agreed commitments to other private equity funds and Japan funds. Mr Buffini will not participate in any decisions relating to commitments made, or which may be made, by the SVG Capital Group to any Permira funds or Permira products.

No other Director has any material interest in any other contract that is significant to the Company's business.

Directors' and officers'
liability insurance During the year the Company had maintained cover for its Directors and Officers, under a directors' and officers' liability insurance policy as permitted by Section 309A(5) of the Companies Act 1985 (as amended).

Auditors
Ernst & Young LLP have expressed their willingness to remain in office and resolutions to re-appoint them and to authorise the Directors to fix their remuneration will be proposed at the Annual General Meeting.

The Auditor provides non-audit services to the Group, details of which are set out in Note 5 on page 52. The Audit Committee has adopted a pre-approval policy on the engagement of the Auditor to supply non-audit services to the Group. It is not considered that the independence of the Auditor has been prejudiced by the provision of non-audit services. Terms of Reference of the Audit Committee may be found on page 33.

Financial instruments
The main financial risks faced by the Company and the Group, and the management of those risks, are set out in note 33 on pages 71 to 73.

Substantial share interests
At 20 March 2006 the Company had been notified of the following interests in excess of 3% of the issued capital.

                                              Number of
                                              ordinary   Percentage
                                               shares     of class
                                              ---------- ----------
Schroders plc and its subsidiaries:
- non beneficial, managed for clients         23,472,602    18.3
- beneficial                                   7,113,449     5.5
Aegon Investment Management BV                24,603,665    19.1
Lansdowne Partners                             9,339,965     7.3
Permira Capital Limited                        6,000,000     4.7
Metropolitan Life Insurance Company            5,012,531     3.9
Morley Fund Management                         4,107,340     3.2
Legal & General                                3,915,354     3.0

By order of the Board

Schroder Investment Management Limited Company Secretary 20 March 2006

Registered Number: 3066856

Registered Office: 31 Gresham Street, London EC2V 7QA

Remuneration report
for the year ended 31 December 2005

Introduction
This report deals with the remuneration paid to the Directors for the year ended 31 December 2005 including the Company's executive Director, Andrew Williams, and former executive Director, Nicholas Ferguson, who became Chairman, ceasing his executive role, at the conclusion of the Annual General Meeting held on 25 April 2005. It also addresses the policy for future remuneration of the Directors.

This report has been prepared in accordance with schedule 7A to the Companies Act 1985 as inserted by the Directors' Remuneration regulations 2002 and a resolution to approve this report will be put to shareholders at the Annual General Meeting.

The Remuneration Committee (the "Committee")
The Committee's members during the year were John McLachlan (Chairman, until he retired on 25 April 2005), Francis Finlay (Chairman from 25 April 2005), Anthony Habgood and Denis Raeburn, all considered by the Board to be independent non-executive Directors.

The Committee meets at least twice a year and invites selected executives and advisers to attend as appropriate. Meetings held during the year were attended by all members of the Committee, none of which participated in any discussions or decisions regarding their own remuneration.

The Committee is responsible for determining the remuneration policy for executives, including executive Directors and the Chairman, of the SVG Group (the "Group") and the operation of the Company's Executive Share Option Plan. Its terms of reference take into account the provisions of the Combined Code on corporate governance. The Committee has appointed New Bridge Street Consultants LLP and Towers Perrin, independent remuneration consultants, to advise it. New Bridge Street Consultants LLP also provides advice on the operation of the Company's share schemes.

The terms of reference of the Committee are set out on page 35 and are available on request from the Company Secretary.

Non-executive Directors
All Directors are appointed for an initial term of three years subject to election at the first Annual General Meeting following their appointment. Thereafter Directors retire by rotation at least every three years. The Chairman meets with each Director before a Director is proposed for re-election, and, subject to the evaluation of performance carried out each year, the Board agrees whether it is appropriate for that Director to seek an additional term. When recommending whether an individual Director should seek re-election, the Board will take into account the provisions of the Combined Code, including the need to refresh the Board and its committees.

A letter of appointment with the Company was issued to Charles Sinclair on 1 January 2005, Damon Buffini on 25 April 2005 and to Nicholas Ferguson on
25 April 2005, following his appointment as Chairman, each for an initial period of three years with a minimum notice period of three months in writing by either party. The same notice period applies to all Directors.

Remuneration paid to non-executive Directors is determined by the Board and reviewed each year. When considering remuneration levels, the Board will consider, amongst other things, industry practice and contribution to various committees and time spent on the business of the Company.

Policy on the remuneration of executive Directors

The Committee's aim is to ensure that remuneration packages should attract, retain and motivate senior executives (including executive directors) but should avoid paying more than is necessary for this purpose. Basic salaries are set on this basis and the Committee has due regard to competitive market data on similar positions in other private equity organisations and financial institutions (this is provided by Towers Perrin). The Committee is sensitive to wider issues including pay and employment conditions in the Group when setting pay levels. No executive Director of the Company is involved in deciding his own remuneration.

Andrew Williams is the only executive Director of the Company.
Performance-related elements of remuneration form a significant proportion of the total remuneration package of the executive

Directors.
During the year the Committee reviewed the structure of remuneration for the Company's executives, which did not result in any significant changes and no proposals will be presented to shareholders for approval at the 2006 AGM.

The basic salary of executive Directors is reviewed annually, having regard to individual performance and comparative market data. In addition, they are eligible for a non-pensionable discretionary bonus, which is conditional on Group performance and the achievement of predetermined personal objectives based on the successful implementation of the business plan and strategies agreed by the Board. The normal maximum annual bonus for an executive Director has been set at 300% of salary. The bonus limit of 300% will also apply in respect of the current financial year.

Benefits in kind (which are not pensionable) relate to the provision of health insurance and life assurance cover.

External appointments
The Company permits executive Directors of the Company to accept limited non-executive directorships and other similar appointments, it being recognised that such appointments increase their commercial knowledge and business experience to the general benefit of the Company. Fees earned from such directorships may be retained by the executive Directors.

Andrew Williams was, throughout the year, a non-executive Director of CDC Group plc. Directors' fees of (Pounds)26,000 for this appointment are retained by Mr Williams.

Service contracts
Andrew Williams, the only executive Director, does not have a service contract with the Company. He is employed by Schroder Investment Management Limited
(SIM) and is seconded to the Group. His contract with SIM provides for three months' notice and does not include liquidated damages provisions.

Mr Williams' contract with SIM is dated 1 March 2004. It is the Company's policy to have regard to the duty of a departing executive Director to mitigate his loss when determining the level of any termination payment.

Performance graph
The Companies Act 1985 requires this report to include a performance graph comparing the Company's total shareholder return performance against that of a broad equity market index. For this purpose, the Committee has decided that the FTSE All-Share Index is the most appropriate available index for comparative purposes because it is the principal index in which the Company's shares are quoted.

Total shareholder return

Source: Datastream

This graph looks at the value, by the end of 2005, of (Pounds)100 invested in SVG Capital on 30 June 2001 compared with the value of (Pounds)100 invested in the FTSE All-Share Total Return Index. The other points plotted are the values at intermediate financial year-ends.

Pension arrangements

The following figures, prepared in accordance with UK legislation and the Listing Rules of the Financial Services Authority, apply to Nicholas Ferguson and Andrew Williams (who are members of Schroder's Retirement Benefits Scheme) in respect of the year ended 31 December 2005, for which they were executive Directors of the Company. No pension contributions are payable by either individual.

Executive Directors' pensions*

                                             Increase                                                        Transfer value
                                Increase        in                                                           at 31 December
                                   in        accrued                               Increase in               2005 in respect
                   Accrued      accrued      benefit      Accrued      Transfer     transfer      Transfer     of increase
                  benefit at    benefit       due to     benefit at    value at   value net of    value at       benefit
                 31 December     due to       other     31 December  31 December   director's   31 December    (excluding
                     2004      inflation     factors       2005++        2004     contributions    2005++      inflation)
                 (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000  (Pounds)'000  (Pounds)'000
                 ------------ ------------ ------------ ------------ ------------ ------------- ------------ ---------------
N E H Ferguson +     115           1            1           117         1,737          629         2,366            9
A C Williams          93           3            6           102         1,197          350         1,547           97

*  This forms part of the audited section of the Remuneration Report.
++ Or date of retirement, if earlier.
+ Nicholas Ferguson retired as an executive director and became the Chairman of the Company at the conclusion of the Annual General Meeting held on 25 April 2005. The increase of (Pounds)629,000 in the transfer value arose because Nicholas Ferguson ceased to accrue pension on 30 April 2005 and drew his retirement benefits from that date.

Transfer values are liabilities of the relevant pension fund rather than amounts due to be paid to the executive Directors or liabilities of the Company.

Current remuneration*
The emoluments of the Directors in respect of the year ended 31 December 2005 were as specified below:

                                                               Total                                               Total
                                                             emoluments                                          emoluments
                                                  Annual      Year to                                 Annual      Year to
                       Salary &     Benefits      bonus     31 December    Salary &     Benefits      bonus     31 December
                         fees       in kind      Section        2005         fees       in kind      Section        2004
                     (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
                     ------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
N E H Ferguson +         224           1           167           392         313           1            500          814
A C Williams             297           1           550           848         288           1            500          789
D Buffini                 16           -             -            16           -           -              -            -
F Finlay                  32           -             -            32           9           -              -            9
C J Govett                 -           -             -             -          21           -              -           21
A J Habgood               36           -             -            36          30           -              -           30
E W Koning                24           -             -            24          26           -              -           26
J J McLachlan             46           -             -            46          75           -              -           75
D Raeburn                 36           -             -            36          30           -              -           30
C Sinclair                35           -             -            35           -           -              -            -
A F Sykes                  -           -             -             -           6           -              -            6
Aggregate emoluments     746           2           717         1,465         798           2          1,000        1,800

*        This forms part of the audited section of the Remuneration Report.
+ Nicholas Ferguson retired as an executive director and became the Chairman of the Company at the conclusion of the Annual General Meeting held on 25 April 2005. He is currently entitled to Chairman's fees of (Pounds)180,000 per annum. His remuneration for the year ended 31 December 2005 includes Chairman's fees of (Pounds)120,000.
Section Bonuses include provision for amounts accrued but not paid in each year. Annual bonuses are awarded in respect of calendar years.

Share options
So as to link a significant proportion of their remuneration to the long term stock market performance of the Company and to the achievement of predetermined financial targets, it is the policy of the Committee that the interests of the executive Directors and other executives of the Group are aligned with shareholders' through the operation of the Company's Executive Share Option Plan, which was introduced at the Extraordinary General Meeting held on 3 May 2001.

Options will be granted regularly to qualifying employees and secondees of the Group and the Committee will determine grant levels, taking into account the development of the business and individual performance in the preceding financial year. The Chairman and non-executive directors are not eligible to be granted options. Options granted to Nicholas Ferguson relate to his previous role as an executive director of the Company.

All options are granted at the prevailing market price around the time of grant.

Options held by Directors over ordinary shares of the Company*
The following Directors have been granted options over Ordinary Shares under the Executive Share Option Plan:

                              During the year                          Exercise dates+
               --------- ------------------------- --------- ------------------------------------
                At 31                               At 31
               December  Options  Options  Options December  Exercise
                 2004    granted exercised lapsed    2005     price     Earliest       Latest
               --------- ------- --------- ------- --------- -------- ------------- -------------
N E H Ferguson   715,446       -     -        -      715,446 410.00p   21 June 2004  20 June 2011
                                                                            Section
                 357,724       -     -        -      357,724 410.00p   21 June 2005  20 June 2011
                                                                            Section
                 404,484       -     -        -      404,484 334.50p   5 April 2005  4 April 2012
                                                                            Section
                 349,840       -     -        -      349,840 392.75p  13 March 2006 12 March 2013
                                                                            Section
                 363,256       -     -        -      363,256 479.00p  12 March 2007 11 March 2014
                       - 250,704     -        -      250,704 564.00p  23 March 2008 22 March 2015
A C Williams     373,983       -     -        -      373,983 410.00p   21 June 2004  20 June 2011
                                                                            Section
                 186,992       -     -        -      186,992 410.00p   21 June 2005  20 June 2011
                                                                            Section
                 272,645       -     -        -      272,645 334.50p   5 April 2005  4 April 2012
                                                                            Section
                 239,847       -     -        -      239,847 392.75p  13 March 2006 12 March 2013
                                                                            Section
                 248,851       -     -        -      248,851 479.00p  12 March 2007 11 March 2014
                       - 242,957     -        -      242,957 564.00p  23 March 2008 22 March 2015
Total          3,513,068 493,661     -        -    4,006,729

*        This forms part of the audited section of the Remuneration Report.
+ Options are exercisable subject to appropriate performance targets being met.
Section  Performance conditions have been met.

The Committee intends to continue to set appropriately demanding performance targets on the exercise of options. For options granted in 2005, the target is for growth in the Company's net asset value per ordinary share to exceed the growth in the Retail Prices Index ("RPI") plus 4% per annum over the three years from the date of grant. If the performance target is not satisfied on the third anniversary of the date of grant it will lapse (i.e. there will be no retesting of this performance condition). This change was introduced from 2005 to reflect best practice. For the options that were granted in March 2004, the target is for growth in the Company's net asset value per ordinary share to exceed the growth in the Retail Prices Index plus 4% per annum over the three years from the date of grant. If the performance target is not satisfied on the third anniversary of the date of grant, they may be re-tested every six months up to six years from grant. For all options granted up to the end of March 2003, performance targets have been met.

The mid-market price of shares at 31 December 2005 was 716.5p and the range during the year was 554.0p to 720.5p.

All of the above options were granted for nil consideration.

The number of options in issue at 31 December 2005 in respect of current and former executive directors represented 3.1% (2004: 2.9%) of issued share capital.

It is not anticipated that the value of shares under options granted in any financial year will, other than in exceptional circumstances, exceed two times an individual's remuneration, including bonuses.

The performance of the net asset value of the Company has been chosen as the target in order to align the interests of executive Directors and other executives of the Group with shareholders' interests.

External advisers will confirm the performance criteria calculations for the Committee, which will be measured on a consistent basis.

The Company has established an employee benefit trust to enable it to purchase shares in the market to satisfy options exercised by employees of the Group. New shares will be issued in respect of options exercised by seconded individuals. The Board will regularly review the benefit of using the trust to make market purchases.

On behalf of the Board

Francis Finlay
Chairman, Remuneration Committee
20 March 2006

Statement of Directors' responsibilities

The Directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and those International Financial Reporting Standards as adopted by the European Union.

The Directors are required to prepare financial statements for each financial year which present fairly the financial position of the Company and of the Group and the financial performance and cash flows of the Company and of the Group for that period. In preparing those financial statements, the directors are required to:

..  select suitable accounting policies and then apply them consistently;

.. present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and

.. provide additional disclosures when compliance with the specific requirements in IFRSs is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance; and

.. state that the Company has complied with IFRSs, subject to any material departures disclosed and explained in the financial statements.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and of the Goup and enable them to ensure that the financial statements comply with the Companies Act 1985 and Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The accounts are published on the www.svgcapital.com website, which is a website maintained by SVG Advisers Limited ("SVGA"), a wholly owned subsidiary of the Company. The maintenance and integrity of this website is the responsibility of SVGA.

The accounts are also published on the www.schroders.co.uk website, which is a website maintained by Schroders. The maintenance and integrity of the website maintained by Schroders or any other subsidiary of Schroders plc is, so far as it relates to the Company, the responsibility of Schroders.

The work carried out by the auditors does not involve consideration of the maintenance and integrity of these websites and accordingly, the auditors accept no responsibility for any changes that have occurred to the accounts shown on the websites from this published report and accounts. Visitors to the websites need to be aware that legislation in the United Kingdom governing the preparation and dissemination of the accounts may differ from legislation in their jurisdiction.

The Directors believe that they have complied with these responsibilities.

Corporate governance

The Company is committed to high standards of corporate governance. The UK Listing Authority requires all listed companies to disclose how they have applied the principles of, and complied with, the provisions of the Combined Code contained in the Listing Rules (the "Code").

The Board considers that the Company has, throughout the year under review, complied with the best practice provisions in Section 1 of the Code with the exception of the succession of the Chairman, where full disclosure was given in the 2004 Report and Accounts.

Application of code principles

Role of the Board

The Board determines and monitors the Company's investment objectives and policy, decides on individual fund investments and considers the future strategic direction of the Company. The Board is responsible for presenting a balanced and understandable assessment of the Company's position and, where appropriate, future prospects in annual and interim reports and other forms of public reporting. It monitors and reviews the shareholder base of the Company, marketing and shareholder communication strategies, and evaluates the performance of all service providers, with input from its Committees where appropriate.

A procedure for Directors, in the furtherance of their duties, to take independent professional advice at the expense of the Company has been agreed.

Composition and independence

The Board currently consists of one executive and seven non-executive Directors, including the Chairman. Profiles of each of the Directors, including age and length of service, may be found on page 16. The Board considers each of Francis Finlay, Anthony Habgood, Edgar Koning, Denis Raeburn and Charles Sinclair to be independent. The independence of each Director is considered on a continuing basis.

A review of Board composition and balance, including succession planning for appointments to the Board, is included as part of the annual performance evaluation of the Board, details of which may be found below. During the year under review, the Chairman retired and the composition of the Committees of the Board were refreshed.

The Board is satisfied that it is of sufficient size, with an appropriate balance of skills and experience, and that no individual or group of individuals is or has been in a position to dominate decision making. It intends to add one new independent non-executive Director during the year.

The role of the Chairman

The Chairman is responsible for leading the Board, ensuring its effectiveness in all aspects of its role and setting its agenda.

Senior Independent Director

Anthony Habgood was appointed as Senior Independent Director with effect from 1 December 2004. The Senior Independent Director leads the evaluation of the performance of the Chairman and is available to shareholders if they have concerns that cannot be resolved through discussion with the Chairman. As part of the evaluation process, the non-executive Directors meet without the Chairman being present, and the Senior Independent Director chairs these meetings.

Company Secretary

The Directors have access to the advice and services of the corporate Company Secretary through its appointed representative, who is responsible to the Board, inter alia, for ensuring that Board procedures are followed and that applicable rules and regulations are complied with.

Tenure

The Directors have adopted a policy on tenure that they consider appropriate for the Company as a self-managed investment trust. The Board does not believe that length of service, by itself, leads to a closer relationship with the Executive. The independence of non-executive Directors will continue to be assessed on a case by case basis. In order to allow shareholders the opportunity to endorse this policy, however, any non-executive Director who has served for more than nine years will be subject to annual re-election at the Annual General Meeting.

Induction and training

When a Director is appointed he or she receives a full, formal and tailored induction. Changes affecting Directors' responsibilities are advised to the Board as they arise.

Advisers to the Company also prepare reports for the Board from time to time. In addition, Directors may attend ad hoc seminars covering issues and developments relevant to the Company.

Performance evaluation

The Board has adopted a formal and rigorous annual evaluation of its own performance and that of its Committees and individual Directors. The last evaluation was completed in March 2006. The evaluation is in two stages. First, the evaluation of individual Directors is led by the Chairman, and the evaluation of the Chairman's performance is led by the Senior Independent Director. Evaluation is conducted utilising a questionnaire. Secondly, the Board evaluates its own performance and that of its Committees. The Board has developed criteria for use at the evaluation, which focuses on the individual contribution to the Board and its Committees made by each Director and the responsibilities, composition and agenda of the Committees and of the Board itself.

Meetings

The Board held five scheduled meetings, including one strategy meeting, during 2005. Additional meetings were also arranged as required. Attendance at the five scheduled meetings was as set out below:

                  Meetings Maximum possible
Director          attended    attendance
----------------- -------- ----------------
Nicholas Ferguson        5                5
Damon Buffini            2                3
Francis Finlay           5                5
Anthony Habgood          5                5
Edgar Koning             3                5
Denis Raeburn            5                5
Charles Sinclair         5                5
Andrew Williams          5                5
John McLachlan           2                2

The Board is satisfied that each of the Chairman and the other non-executive Directors commit sufficient time to the affairs of the Company to fulfil their duties as Directors.

Information flows

Management reports to the Board on at least a quarterly basis and as appropriate on specific matters. The Chairman ensures that Directors are provided, on a regular basis, with key information on the Company's policies, regulatory requirements and internal controls. The Board receives and considers reports regularly from its advisers and ad hoc reports and information are supplied to the Board as required.

Committees

The Board has delegated certain responsibilities and functions to committees. Terms of Reference, as well as details of membership and activities for all Committees of the Board, are set out on the following pages. The Board keeps under review the composition of each of its Committees to ensure that undue reliance is not placed on particular individuals.

Relations with shareholders

The Board believes that the maintenance of good relations with both institutional and retail shareholders is important for the prospects of the Company. It has, since its launch, sought engagement with investors. The Chairman, the Senior Independent Director and other Directors where appropriate, discuss governance and strategy with major shareholders and the Chairman ensures communication of shareholders' views to the Board. The Board also receives feedback on the views of shareholders from its corporate broker.

The Board believes that the Annual General Meeting provides an appropriate forum for investors to communicate with the Board, and encourages participation. The Annual Report and Accounts is, when possible, sent to shareholders at least 20 business days before the Annual General Meeting, which is normally attended by the full Board of Directors. Proceedings include a presentation on the activities of the Company. There is an opportunity for individual shareholders to question the chairmen of the Board, Audit and Remuneration Committees. Details of proxy votes received in respect of each resolution are made available to shareholders at the meeting. The Board believes that the Company's policy of reporting to shareholders as soon as possible after the Company's year-end is valuable. The Notice of Meeting on pages 88 and 89 sets out the business of the meeting.

Going concern

The Directors believe that it is appropriate to continue to adopt the going concern basis in preparing the accounts as the Company has adequate financial resources to continue in operational existence for the foreseeable future.

For this reason, and in accordance with IAS 10, they continue to adopt the going concern basis in preparing the financial statements.

Internal control

The Code requires the Board to review the effectiveness of internal controls. The Board has previously undertaken a full review of all the aspects covered by the Turnbull guidance under which the Board is responsible for the Group's system of internal control and for reviewing its effectiveness.

The Board has adopted an updated risk map that identifies significant strategic, investment-related, operational and service provider risks and adopted an enhanced monitoring system to ensure that risk management and all aspects of internal control are considered on a regular basis.

The Board believes that the key risks identified and the implementation of an on-going system to identify, evaluate and manage these risks are based upon and relevant to the Group's business as an investment trust. The on-going risk assessment, which has been in place throughout the financial year and up to the date of this report, includes consideration of the scope and quality of the systems of internal control adopted by major service providers, and ensures regular communication of the results of monitoring by third parties to the Board, the incidence of significant control failings or weaknesses that have been identified at any time and the extent to which they have resulted in unforeseen outcomes or contingencies that may have a material impact on the Group's performance or condition.

Although the Board believes that it has a robust framework of internal control in place this can provide only reasonable and not absolute assurance against material financial misstatement or loss and is designed to manage, not eliminate, risk.

Following an annual review, the Company appointed Deloitte & Touche LLP as its internal auditor and the initial programme of audit commenced in 2002. The internal audit process is on-going and the findings of the internal auditor are reported to the Audit Committee.

The Board has conducted an annual review of the effectiveness of the system of internal control covering all controls including financial, operational and compliance controls and risk management. This assessment took into account issues arising from the reports reviewed by the Board during the year together with any additional information necessary to enable the Board to take account of all significant aspects of internal control.

Board committees

Audit Committee

The members of the Committee as at 31 December 2005 were: Charles Sinclair (Chairman) Anthony Habgood Denis Raeburn

The Board considers each member of the Committee to be independent. The Board also considers that the Chairman of the Committee has recent and relevant financial experience.

Terms of reference

The Company established an Audit Committee in 1996. The role of the Audit Committee is to ensure that the Company maintains the highest standards of integrity in financial reporting and internal control.

The responsibilities of the Committee include the following:

Financial Statements

(a) to monitor the integrity of the financial statements of the Company, and any formal announcements relating to the Company's financial performance, including reviewing significant financial reporting judgements contained in such financial statements or formal announcements;

(b) to review and, if appropriate, recommend to the Board the Company's annual and interim reports.

Internal Control

(c) to monitor and review annually whether an internal audit function is required;

(d) to monitor the Company's accounting and financial internal control systems, and to monitor the internal control systems of subsidiaries and to make recommendations on any improvements to such systems;

(e) to monitor the Company's procedures for ensuring compliance with regulatory and financial reporting requirements and the Company's relationship with the relevant regulatory authorities;

External audit and relationship with the external auditor

(f) to oversee and discuss any matters arising from any services provided to the Company by the auditors, including the audit, and to discuss any recommendations made by the auditors, and to serve as the entity to which the auditors report directly;

(g) to make recommendations to the Board, for it to put to the shareholders for their approval in general meeting, in relation to the appointment, re-appointment and removal of the external auditor and to approve the remuneration and terms of engagement of the external auditor;

(h) to determine the appropriate funding, to be provided by the Company, for payment of compensation to the auditors and any independent counsel or other advisors employed by the Committee, and payment of the ordinary administrative expenses of the Committee;

(i) to review and monitor the external auditor's independence and objectivity and the effectiveness of the audit process, taking into consideration relevant UK professional and regulatory requirements;

(j) to develop and implement policy on the engagement of the external auditor to supply non-audit services, taking into account relevant ethical guidance regarding the provision of non-audit services by the external audit firm and to report to the Board on any matters in respect of which the Committee considers that action or improvement is needed and to make recommendations as to the steps to be taken;

(k) to consider other topics, as requested and defined by the Board; and

(l) to establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and procedures for the confidential, anonymous submission by employees of the Company of concerns regarding the same matters.

Report on the Committee's activities

To discharge its duties, the Committee met on three occasions during 2005 and considered the following:

..   the annual financial statements for 2004 and interim financial statements for 2005

..   the external auditors' interim and year-end reports and management letters

..   the effectiveness of the audit process

..   the independence and objectivity of the external auditor

..   pre-approval of non-audit services

..   the impact of the introduction of IFRS

..   revised terms of reference

The Committee has also reviewed arrangements for staff of subsidiaries to raise concerns about possible improprieties relating to the Group's operations.

Attendance

Each of the meetings held during 2005 were attended by all members of the Committee.

Terms of reference

A copy of the full Terms of Reference of the Audit Committee is available on request from the Company Secretary.

Investment Committee

The members of the Committee as at 31 December 2005 were:
Nicholas Ferguson (Chairman)
Francis Finlay
Anthony Habgood
Edgar Koning
Denis Raeburn
Charles Sinclair
Andrew Williams

Terms of reference

The Company established an Investment Committee in 1996.

The responsibilities of the Committee include the following:

..   to review investment proposals for the Company

..   to provide investment recommendations to the Board; and

..   to implement the Board's decision as regards any investment

Report on the Committee's activities

To discharge its duties, the Committee met on several occasions during 2005, and considered various investment proposals.

Attendance

Each of the meetings held during 2005 were attended by all members of the Committee.

Terms of reference

A copy of the full Terms of Reference of the Investment Committee is available on request from the Company Secretary.

Nominations Committee

The members of the Committee as at 31 December 2005 were:
Nicholas Ferguson (Chairman)
Damon Buffini
Francis Finlay
Anthony Habgood
Edgar Koning
Denis Raeburn

The Board considers a majority of the Committee to be independent.

Terms of reference

The Company established a Nominations Committee in 1999. The role of the Committee is to consider and make recommendations to the Board on its composition and balance of skills and experience, and on individual appointments, to lead the process and make recommendations to the Board.

The responsibilities of the Committee include the following:

(a) to evaluate the balance of skills, knowledge and experience of the Board of Directors and to prepare a description of the role and capabilities required for a particular appointment. In the case of the appointment of a Chairman, to prepare a job specification;

(b) to select potential candidates to fill vacancies on the Board of Directors for recommendation to the Board;

(c) to interview, or arrange for suitable Directors to interview, candidates for Directors;

(d) to consider and, if appropriate, approve all outside appointments of executive Directors;

(e) to review periodically the terms of appointment of the non-executive Directors; and

(f) to consider whether a senior independent director should be appointed and, if appropriate, to identify and recommend to the Board suitable candidates for the role.

A formal procedure for the appointment of new Directors is contained in the Terms of Reference of the Committee.

Report on the Committee's activities

To discharge its duties, the Committee met once during 2005 and considered the succession of the Chairman.

All members of the Committee, except Mr McLachlan, attended this meeting.

Terms of reference

A copy of the full Terms of Reference of the Nominations Committee is available on request from the Company Secretary.

Remuneration Committee

The members of the Committee as at 31 December 2005 were:
Francis Finlay (Chairman)
Anthony Habgood
Denis Raeburn

The Board considers each member of the Committee to be independent.

Terms of reference

The Company established a Remuneration Committee in 2001. The role of the Committee is to determine the remuneration policy for executives, including executive directors, of the SVG Group and the operation of the Company's Executive Share Option Plan.

The responsibilities of the Committee include the following:

(a) to determine remuneration policy (including salaries, bonuses, pensions and other benefits) throughout the SVG Group, including:

     (i) to recommend to the Board the remuneration and benefits of executive Directors of SVG Capital;

    (ii) to review the overall remuneration costs and budgets for employees of the SVG Group;

   (iii) to approve annual bonus plans and to review performance against objectives;

    (iv) to make proposals for the level of fees payable to non-executive Directors; and

     (v) to approve exit packages on an individual basis and to oversee severance policy throughout the SVG Group.

(b) to operate the Company's share option schemes and other incentive schemes (if any), including:

     (i) to determine grants of options to be made to eligible participants, including the setting any performance targets to be met as a condition of the exercise of such options;

    (ii) to liaise with the trustees of the employee trusts operating in conjunction with the Company's share option schemes and other incentive schemes (if any);

   (iii) to make amendments to the terms of such schemes (subject to the provisions of the schemes relating to amendment); and

    (iv) to agree, amend and approve all documents required in connection with the grant of options under, or the operations of, the Company's share option schemes, employee trusts and other incentive schemes (if any), execution of all such documents by any Director or the company secretary, or where any documents are to be executed as a deed, by any two Directors or any one Director and the company secretary.

Report on the Committee's activities

To discharge its duties, the Committee met on four occasions during 2005 and considered the following:

..   evaluation of remuneration philosophy and the structure of incentivisation and retention of executive Directors and key staff

..   approving the annual bonus proposals for recommendation to the Board

..   approving appropriate targets and long term incentives for the executive
    Directors and key staff based on performance

..   review of the composition of the Committee

..   review of the operation of the Company's share option schemes and approval of grant of options

Attendance

Each of the meetings held in 2005 were attended by all members of the Committee.

Terms of reference

A copy of the full Terms of Reference of the Remuneration Committee is available on request from the Company Secretary.

Independent auditors' report to the shareholders of SVG Capital plc

We have audited the group and parent company financial statements (the "financial statements") of SVG Capital plc for the year ended 31December 2005 which comprise the Consolidated and Company Income Statements, the Consolidated and Company Balance Sheets, the Consolidated and Company Cash Flow Statements, the Consolidated and Company Statements of Change in Equity and the related notes 1 to 37. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Report, the Remuneration Report and the financial statements in accordance with applicable United Kingdom law and International Financial Reporting Standards (IFRSs) as adopted by the European Union as set out in the Statement of Directors'
Responsibilities.

Our responsibility is to audit the financial statements and the part of the Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you if, in our opinion, the Report of the Directors is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate governance statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Investment objective, Financial highlights, Chairman's statement, Operating review, Private equity portfolio review, 20 largest underlying companies, Board of Directors, List of investments (Group), Report of the Directors, the unaudited part of the Remuneration Report, Corporate governance , Board Committees, Company Summary, Information for shareholders, Notice and Agenda, Advisers and the Glossary. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Remuneration Report to be audited.

Opinion

In our opinion:

..   the financial statements give a true and fair view, in accordance with
    IFRSs as adopted by the European Union, of the state of the Group's and the parent Company's affairs as at 31 December 2005 and of the Group's and the Company's profit for the year then ended; and

..   the financial statements and the part of the Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

Ernst & Young LLP
Registered auditor
London

20 March 2006

Consolidated income statement

                                                                              For the year ended
                                                                               31 December 2005
                                                                    -------------------------------------
                                                                      Revenue      Capital
                                                                       return       return       Total
                                                                    ------------ ------------ ------------
                                                              Notes (Pounds)'000 (Pounds)'000 (Pounds)'000
                                                              ----- ------------ ------------ ------------
Gains on investments - gains on fair value through profit and
  loss                                                                      -      142,451      142,451
Exchange (losses)/gains on other items                                    (63)         994          931
                                                                          (63)     143,445      143,382
Operating income
Investment income                                               4      21,314            -       21,314
Other operating income                                          4      12,054            -       12,054
Total operating income                                                 33,368            -       33,368
Operating expenses
Administrative expenses                                         5     (14,079)           -      (14,079)
Other operating expenses                                                    -         (517)        (517)
Total expenses                                                        (14,079)        (517)     (14,596)
Operating profit/(loss)                                                19,289         (517)      18,772
Finance costs                                                   8      (4,588)           -       (4,588)
Profit/(loss) before tax                                               14,638      142,928      157,566
Tax                                                            10        (328)        (527)        (855)
Profit/(loss) for the year                                             14,310      142,401      156,711
Attributable to: Equity holders of the parent                          14,300      142,274      156,574
Minority interest                                                          10          127          137
Earnings per share
From continuing activities
Basic                                                          12                                123.7p
Diluted                                                        12                                113.7p

                                                                        For the year ended
                                                                   31 December 2004 (restated)
                                                              -------------------------------------
                                                                Revenue      Capital
                                                                 return       return       Total
                                                              ------------ ------------ ------------
                                                              (Pounds)'000 (Pounds)'000 (Pounds)'000
                                                              ------------ ------------ ------------
Gains on investments - gains on fair value through profit and
  loss                                                                -      134,799      134,799
Exchange (losses)/gains on other items                              (75)         112           37
                                                                    (75)     134,911      134,836
Operating income
Investment income                                                 2,212            -        2,212
Other operating income                                            8,959            -        8,959
Total operating income                                           11,171            -       11,171
Operating expenses
Administrative expenses                                         (10,839)           -      (10,839)
Other operating expenses                                              -         (928)        (928)
Total expenses                                                  (10,839)        (928)     (11,767)
Operating profit/(loss)                                             332         (928)        (596)
Finance costs                                                    (5,402)           -       (5,402)
Profit/(loss) before tax                                         (5,145)     133,983      128,838
Tax                                                                  72            -           72
Profit/(loss) for the year                                       (5,073)     133,983      128,910
Attributable to: Equity holders of the parent                    (5,075)     133,899      128,824
Minority interest                                                     2           84           86
Earnings per share
From continuing activities
Basic                                                                                      113.7p
Diluted                                                                                     97.8p

The total column of this statement represents the income statement of the Group, prepared in accordance with IFRS. The supplementary revenue return and capital return columns are both prepared under guidance published by the Association of Investment Trust Companies. All items in the above statement derive from continuing operations.

The notes on pages 45 to 84 form an integral part of these accounts.

Company income statement

                                                           For the year ended                     For the year ended
                                                            31 December 2005                       31 December 2004
                                                 -------------------------------------  -------------------------------------
                                                   Revenue      Capital                   Revenue      Capital
                                                    return       return       Total        return       return       Total
                                                 ------------ ------------ ------------ ------------ ------------ ------------
                                           Notes (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
Gains on investments - gains on fair value
through profit and loss                                  -      143,203      143,203            -      134,903      134,903
Exchange gains on other items                            -          997          997            -          187          187
                                                         -      144,200      144,200            -      135,090      135,090
Operating income
Investment income                            4      21,081            -       21,081        2,212            -        2,212
Other operating income                       4         392            -          392           92            -           92
Total operating income                              21,473            -       21,473        2,304            -        2,304
Operating expenses
Administrative expenses                      5      (1,868)           -       (1,868)      (1,477)           -       (1,477)
Other operating expenses                                 -         (517)        (517)           -         (928)        (928)
Total expenses                                      (1,868)        (517)      (2,385)      (1,477)        (928)      (2,405)
Operating profit/(loss)                             19,605         (517)      19,088          827         (928)        (101)
Finance costs                                8      (4,588)           -       (4,588)      (5,402)           -       (5,402)
Profit/(loss) before tax                            15,017      143,683      158,700       (4,575)     134,162      129,587
Tax                                         10        (276)        (379)        (655)          85            -           85
Profit/(loss) for the year                          14,741      143,304      158,045       (4,490)     134,162      129,672
Earnings per share
From continuing activities
Basic                                       12                                124.8p                                 114.4p
Diluted                                     12                                114.8p                                  98.4p

The total columns of this statement represents the income statement of the Company, prepared in accordance with IFRS. The supplementary revenue return and capital return columns are both prepared under guidance published by the Association of Investment Trust Companies. All items in the above statement derive from continuing operations.

The notes on pages 45 to 84 form an integral part of these accounts.

Consolidated statement of changes in equity

                                                        Revenue      Capital       Share        Other        Total
                               Share        Share       reserve      reserve       option      reserves      equity
                              capital      premium     (restated)   (restated)    reserve     (restated)    holders
                            (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
                            ------------ ------------ ------------ ------------ ------------ ------------ ------------
For the year ended
31 December 2005
Profit for the year                 -            -       14,300      142,274           -             -      156,574
Issue of share options              -            -            -            -       1,425             -        1,425
Issue of shares via placing     6,000       30,000            -            -           -             -       36,000
Issue costs                         -         (492)           -            -           -             -         (492)
Changes in equity
for the year ended
31 December 2005                6,000       29,508       14,300      142,274       1,425             -      193,507
Balance at
31 December 2004              122,530       72,622      (13,201)     422,945       1,250       102,704      708,850
Balance at
31 December 2005              128,530      102,130        1,099      565,219       2,675       102,704      902,357
For the year ended
31 December 2004
Profit for the period               -            -       (5,075)     133,899           -             -      128,824
Issue of share options              -            -            -            -         907             -          907
Issue of shares on
conversion of bonds             9,875       29,508            -            -           -        (7,333)      32,050
Changes in equity
for the year ended
31 December 2004                9,875       29,508       (5,075)     133,899         907        (7,333)     161,781
Balance at
31 December 2003              112,655       43,114       (8,126)     289,046         343       110,037      547,069
Balance at
31 December 2004              122,530       72,622      (13,201)     422,945       1,250       102,704      708,850

                              Minority      Total
                              interest    (restated)
                            (Pounds)'000 (Pounds)'000
                            ------------ ------------
For the year ended
31 December 2005
Profit for the year             137        156,711
Issue of share options            -          1,425
Issue of shares via placing       -         36,000
Issue costs                       -           (492)
Changes in equity
for the year ended
31 December 2005                137        193,644
Balance at
31 December 2004                505        709,355
Balance at
31 December 2005                642        902,999
For the year ended
31 December 2004
Profit for the period            86        128,910
Issue of share options            -            907
Issue of shares on
conversion of bonds               -         32,050
Changes in equity
for the year ended
31 December 2004                 86        161,867
Balance at
31 December 2003                419        547,488
Balance at
31 December 2004                505        709,355

The notes on pages 45 to 84 form an integral part of these accounts.

Company statement of changes in equity

                                                            Revenue      Capital       Share        Other
                                   Share        Share       reserve      reserve       option      reserves      Total
                                  capital      premium     (restated)   (restated)    reserve     (restated)   (restated)
                                (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
                                ------------ ------------ ------------ ------------ ------------ ------------ ------------
For the year ended
31 December 2005
Profit for the year                     -            -       14,741      143,304           -             -      158,045
Issue of share options                  -            -            -            -       1,425             -        1,425
Issue of shares via placing         6,000       30,000            -            -           -             -       36,000
Issue costs                             -         (492)           -            -           -             -         (492)
Changes in equity for the
year ended 31 December 2005         6,000       29,508       14,741      143,304       1,425             -      194,978
Balance at 31 December 2004       122,530       72,622      (10,746)     423,340       1,250       102,704      711,700
Balance at 31 December 2005       128,530      102,130        3,995      566,644       2,675       102,704      906,678
For the year ended
31 December 2004
Profit for the period                   -            -       (4,490)     134,162           -             -      129,672
Issue of share options                  -            -            -            -         907             -          907
Issue of shares on
conversion of convertible bonds     9,875       29,508            -            -           -        (7,333)      32,050
Changes in equity for the
year ended 31 December 2004         9,875       29,508       (4,490)     134,162         907        (7,333)     162,629
Balance at 31 December 2003       112,655       43,114       (6,256)     289,178         343       110,037      549,071
Balance at 31 December 2004       122,530       72,622      (10,746)     423,340       1,250       102,704      711,700

The notes on pages 45 to 84 form an integral part of these accounts.

Consolidated balance sheet

                                                                             As at                As at
                                                                        31 December 2005    31 December 2004
                                                                  Notes   (Pounds)'000   (Pounds)'000 (restated)
                                                                  ----- ---------------- -----------------------
Non-current assets
Property, plant and equipment                                      13         1,099                1,161
Investments designated as fair value through profit and loss       14       703,725              729,272
Deferred tax asset                                                               38                   74
                                                                            -------              -------
                                                                            704,862              730,507
                                                                            -------              -------
Current assets
Financial assets                                                   17        40,565                    -
Other receivables                                                  17         4,965                4,390
Cash and cash equivalents                                          17       205,006               25,148
                                                                            250,536               29,538
                                                                            -------              -------
Total assets                                                                955,398              760,045
                                                                            -------              -------
Current liabilities
Other payables                                                     18        (8,152)              (7,763)
Tax payable                                                        18           (42)                   -
                                                                             (8,194)              (7,763)
                                                                            -------              -------
Total assets less current liabilities                                       947,204              752,282
                                                                            -------              -------
Non-current liabilities
Convertible loan notes                                             19       (42,989)             (42,374)
Deferred staff compensation                                        19          (689)                (553)
Deferred tax liability                                             19          (527)                   -
                                                                            (44,205)             (42,927)
                                                                            -------              -------
Net assets                                                                  902,999              709,355
                                                                            -------              -------
Equity
Called up share capital                                            21       128,530              122,530
Share premium account                                              22       102,130               72,622
Capital redemption reserve                                         23         3,204                3,204
Share purchase reserve                                             24        92,054               92,054
Share option reserve                                               25         2,675                1,250
Convertible loan notes - equity                                    26         7,446                7,446
Capital reserve                                                    27       565,219              422,945
Revenue reserve                                                    28         1,099              (13,201)
Capital and reserves attributable to equity holders of the parent           902,357              708,850
Minority interest                                                               642                  505
                                                                            -------              -------
Total equity                                                                902,999              709,355
                                                                            -------              -------
Net asset value per ordinary share
- undiluted                                                        29        702.1p               578.5p
- diluted                                                          29        667.8p               558.2p

The notes on pages 45 to 84 form an integral part of these accounts.

The Group's financial statements were authorised for issue by the Board of Directors on 20 March 2006 and the balance sheets were signed on behalf of the Board by:

Nicholas Ferguson

Charles Sinclair

Company balance sheet

                                                                                   As at
                                                                      As at     31 December
                                                                   31 December      2004
                                                             Notes     2005      (restated)
                                                             ----- ------------ ------------
                                                                   (Pounds)'000 (Pounds)'000
Non-current assets
Investments designated as fair value through profit and loss  14     677,281      697,827
Investment in subsidiaries                                    16      61,775       46,536
                                                                     -------      -------
                                                                     739,056      744,363
                                                                     -------      -------
Current assets
Financial assets                                              17      40,565            -
Other receivables                                             17       2,506        1,835
Cash and cash equivalents                                     17     170,102       11,445
                                                                     213,173       13,280
                                                                     -------      -------
Total assets                                                         952,229      757,643
                                                                     -------      -------
Current liabilities
Other payables                                                18      (2,183)      (3,569)
                                                                      (2,183)      (3,569)
                                                                     -------      -------
Total assets less current liabilities                                950,046      754,074
                                                                     -------      -------
Non-current liabilities
Convertible loan notes                                        19     (42,989)     (42,374)
Deferred tax liability                                        19        (379)           -
                                                                     (43,368)     (42,374)
                                                                     -------      -------
Net assets                                                           906,678      711,700
                                                                     -------      -------
Equity
Called up share capital                                       21     128,530      122,530
Share premium account                                         22     102,130       72,622
Capital redemption reserve                                    23       3,204        3,204
Share purchase reserve                                        24      92,054       92,054
Share option reserve                                          25       2,675        1,250
Convertible loan notes - equity                               26       7,446        7,446
Capital reserve                                               27     566,644      423,340
Revenue reserve                                               28       3,995      (10,746)
                                                                     -------      -------
Total equity                                                         906,678      711,700
                                                                     -------      -------
Net asset value per ordinary share
- undiluted                                                   29      705.4p       580.8p
- diluted                                                     29      670.7p       560.2p

The notes on pages 45 to 84 form an integral part of these accounts.

The Company's financial statements were authorised for issue by the Board of Directors on 20 March 2006 and the balance sheets were signed on behalf of the Board by:

Nicholas Ferguson

Charles Sinclair

Consolidated cash flow statement

                                                                                    As at
                                                                       As at     31 December
                                                                    31 December      2004
                                                                        2005      (restated)
                                                                    ------------ ------------
                                                              Notes (Pounds)'000 (Pounds)'000
Interest income                                                         3,583         1,293
Other income                                                           29,659        11,537
Expenses                                                              (13,507)      (10,262)
Interest paid                                                          (3,357)       (5,223)
Tax paid                                                                 (244)          (31)
Net cash from/(used in) operating activities                   30      16,134        (2,686)
Investing activities
Capital distributions from public equity funds                          6,674         1,394
Capital distributions from private equity funds                       268,113       143,924
Purchases of public equity funds/other investments                    (17,672)       (4,699)
Calls paid to private equity funds                                    (89,117)     (159,477)
Purchase of warehoused funds                                          (39,016)            -
Purchases of property, plant and equipment                               (131)       (1,004)
Net cash from/(used) in investing activities                          128,851       (19,862)
Financing
Share placing                                                          36,000             -
Issue and listing costs of ordinary shares                               (510)           (9)
Net cash from/(used in) financing activities                           35,490            (9)
Net increase/(decrease) in cash and cash equivalents                  180,475       (22,557)
Cash and cash equivalents at beginning of year                         25,148        47,668
Effect of foreign exchange rates on cash and cash equivalents            (617)           37
Cash and cash equivalents at end of year                              205,006        25,148

The notes on pages 45 to 84 form an integral part of these accounts.

Company cash flow statement

                                                                                    As at
                                                                       As at     31 December
                                                                    31 December      2004
                                                                        2005      (restated)
                                                              Notes (Pounds)'000 (Pounds)'000
                                                              ----- ------------ ------------
Interest income                                                         2,372           973
Other income                                                           18,335         1,869
Expenses                                                               (4,284)       (2,373)
Interest paid                                                          (3,357)       (5,223)
Tax (paid)/recovered                                                     (267)           84
Net cash from/(used in) operating activities                   30      12,799        (4,670)
Investing activities
Capital distributions from public equity funds                          6,674         1,394
Capital distributions from private equity funds                       247,314       134,075
Purchases of public equity funds/other investments                    (17,672)       (4,699)
Calls paid to private equity funds                                    (86,231)     (156,070)
Purchase of warehoused funds                                          (39,016)            -
Investment in subsidiary                                                 (150)       (1,250)
Net cash from/(used) in investing activities                          110,919       (26,550)
Financing
Share placing                                                          36,000             -
Issue and listing costs of ordinary shares                               (510)           (9)
Net cash from/(used in) financing activities                           35,490            (9)
Net increase/(decrease) in cash and cash equivalents                  159,208       (31,229)
Cash and cash equivalents at beginning of year                         11,445        42,487
Effect of foreign exchange rates on cash and cash equivalents            (551)          187
Cash and cash equivalents at end of year                              170,102        11,445

The notes on pages 45 to 84 form an integral part of these accounts.

1 Accounting policies

Basis of accounting

The financial statements of the Company and the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS"), which comprise standards and interpretations approved by the International Accounting Standards Board ("IASB"), and International Accounting Standards and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee ("IASC") that remain in effect, and to the extent that they have been adopted by the European Union and as applied in accordance with the provisions of the Companies Act 1985. The disclosures required by IFRS 1 concerning the transition from UK GAAP to IFRSs are given in note 2, note 34 and note 35.

IFRSs as adopted by the EU differ in certain respects from IFRSs as issued by the International Accounting Standards Board ("IASB"). However, the consolidated financial statements for the periods presented would be no different had the Company applied IFRSs as issued by the IASB. References to "IFRSs" hereafter should be construed as references to IFRSs as adopted by the EU.

The principal accounting policies adopted are set out below. Where presentational guidance set out in the Statement of Recommended Practice ("SORP") for investment trusts issued by the Association of Investment Trusts ("AITC") in January 2005 is consistent with the requirements of International Financial Reporting Standards ("IFRS"), the financial statements have been prepared on a basis compliant with the SORP.

The Group and Company financial statements are presented in Sterling and all values are rounded to the nearest thousand pounds ((Pounds)'000) except when otherwise indicated.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and all entities controlled by the Company (its subsidiaries).

Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities.

Financial statements of all Group companies are prepared for the same reporting period.

The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised. Subsequently, minority interests represent the portion of profit or loss and net assets in subsidiaries that is not held by the Group and are presented separately in the income statement and within equity in the consolidated balance sheet, separately from parent shareholders' equity. However, any losses applicable to the minority interest in excess of the minority interest are allocated against the interests of the parent.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Presentation of income statement

In order to better reflect the activities of an investment trust company and in accordance with guidance issued by the AITC, supplementary information which analyses the income statement between items of a revenue and capital nature has been presented alongside the income statement. In accordance with the Company's status as a UK investment company under section 266 of the Companies Act 1985, net capital returns may not be distributed by way of dividend.

Financial instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the group becomes a party to the contractual provisions of the instrument. Financial assets are derecognised when the Company's contractual right to the cash flow from the asset expires or substantially all the risks and rewards of ownership are transferred. Financial liabilities are derecognised when the contractual obligation is discharged, with gains and losses recognised in the income account.

Investments

Investments are recognised and derecognised on a trade date where a purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value.

As the Company's business is investing in financial assets with a view to profiting from their total return in the form of income or capital gains, such financial assets are designated as fair value through profit or loss on initial recognition. Incidental costs on acquisition of such assets are expensed.

Financial assets designated as fair value through profit or loss are measured at subsequent reporting dates at fair value, which for investment funds is at their net asset value based on the fair value of the underlying investments.

Quoted instruments are valued at either the bid price or the last traded price, depending on the convention of the exchange on which the investment is quoted.

In respect of unquoted instruments, or where the market for a financial instrument is not active, fair value is established by using recognised valuation methodologies, in accordance with International Private Equity and Venture Capital ("IPEVC") Valuation Guidelines. New investments are initially carried at cost, for a limited period, being the price of the most recent investment in the investee. This is in accordance with IPEVC Guidelines as the cost of recent investments will generally provide a good indication of fair value. Fair value is the amount for which an asset could be exchanged between knowledgeable, willing parties in an arm's length transaction.

Gains and losses arising from investments, designated as investments held at fair value through profit or loss, are included in the income statement in the period in which they arise. Foreign exchange gains and losses on fair value through profit or loss investments are included within the changes in its fair value.

Current financial assets

Financial assets purchased with a view to subsequent resale to an associated entity ("warehoused investments") are carried at fair value, being the proposed transfer price of the asset, and included in current assets.

Investments in subsidiaries

In its separate financial statements the Company recognises its investment in subsidiaries at cost, unless they are investment vehicles, in which case they are included at fair value.

Investments in associates

In accordance with IAS 28 "Investments in Associates", the standard does not apply to investments held in associates by venture capital organisations that are designated as fair value through profit and loss. Such investments are measured at fair value, with changes in fair value recognised in profit or loss in the period in which they occur.

An associate is an entity over which the group is in a position to exercise significant influence, but not control or joint control, through participation in the financial and operating policy decisions of the investee.

Bank borrowings

Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accruals basis in the income statement account using the effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Convertible loan notes

Convertible loan notes are regarded as compound instruments, consisting of a liability component and an equity component. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible debt. The difference between the proceeds of issue of the convertible loan notes and the fair value assigned to the liability component, representing the embedded option to convert the liability into equity of the group, is included in equity. Issue costs are allocated proportionately to the liability and equity components. The carrying amount to maturity of the liability component is measured at amortised cost.

Equity instruments

Equity instruments issued by the Company are recorded as the proceeds received, net of direct issue costs.

Share-based payments

The group has applied the requirements of IFRS 2 'Share-based Payments'. In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 that were unvested as of 1 January 2005.

The cost of equity-settled share-based payments with employees of the Group are measured at fair value at the date of grant and recognised as an expense over the vesting period, which ends on the date on which the employees become unconditionally entitled to the award. Fair value is determined by an external valuer using an appropriate valuation model. In valuing equity-settled transactions, no account is taken of any non-market vesting conditions.

At each balance sheet date before vesting, the cumulative expense is calculated, representing the extent to which the vesting period has expired and management's best estimate of the number of equity instruments that will ultimately vest. The movement in cumulative expense since the previous balance sheet date is recognised in the consolidated income statement, with a corresponding entry in equity. No expense is recognised in the Company's income statement as there are no options issued in consideration for the provision of employee services to the Company.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business.

Interest income is accrued on a time basis, by reference to the principal outstanding and the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount. Interest income is classified within operating activities in the cash flow statement.

Dividend income from investments is recognised when the shareholders' rights to receive payment has been established and is classified within operating activities in the cash flow statement.

The Company's revenue and capital gains are expected to be derived primarily from future distributions in respect of its holdings in fund investments.

The Company will account for such distributions by reference to the underlying source of the distribution. Realised profits on capital distributions which arise from the realisation of investments within the funds will be credited to the income statement and taken to the Company's capital reserve. Income distributions will be credited to the income statement and taken to the Company's revenue reserve.

Management and advisory fee income are accrued over the period for which the service is provided.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The group as lessee

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease.

Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term.

Borrowing costs

Borrowing costs are recognised in profit or loss in the period in which they are incurred. All borrowing costs are charged directly to revenue and are classified within operating activities in the cash flow statement.

Retirement benefit costs

Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due. The costs relating to defined benefit schemes are accounted for in the same way as for defined contribution schemes where the group is unable to identify its share of the underlying performance and financial position of the plan with sufficient reliability for accounting purposes. Such situations arise where the contributions payable by the Group are set in terms of the scheme as a whole and, as such, there is no consistent and reliable basis for allocating the Group's obligations, plan assets, or costs.

Other employee benefits

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Foreign currencies

The functional currency of the Company is pounds sterling. Transactions in currencies other than pounds sterling are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Gains and losses arising on retranslation are included in net profit or loss for the period.

On consolidation, the assets and liabilities of the group's overseas operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period unless exchange rates fluctuate significantly. Exchange differences arising, if any, are classified as equity and transferred to the group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

Taxation

The tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Investment trusts which have approval under Section 842 Income and Corporation Taxes Act 1988 are not liable for taxation on capital gains.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Property, plant and equipment

Fixtures and equipment are stated at cost, including direct acquisition costs, less accumulated depreciation and any recognised impairment loss.

Depreciation is charged so as to write off the cost less estimated residual value of assets over their estimated useful lives, using the straight-line method, on the following bases:

Telecommunications and office equipment      10% - 20%

Leasehold improvements                       10%

Computer equipment                           20% - 33%

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in income.

The carrying values of property, plant and equipment are reviewed for impairment when events or circumstances indicate the carrying value may not be recoverable.

Cash and cash equivalents

Cash and cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment purposes. Assets are classified as cash equivalents if they are readily convertible to cash and are not subject to significant changes in value. The Company has classified short-term bank deposits, investments in money market funds and short-dated treasury bills as cash equivalents.

Summary of new standards and interpretations not applied

During the year, the IASB and IFRIC have issued the following standards and interpretations with an effective date after the date of these financial statements:

                                                                                           Effective date, periods
                                                                                                        commencing
                                                                                           -----------------------
International Financial Reporting Standards (IFRS)

IFRS 1  Amendments to IFRS 1 First-time Adoption of International Financial Reporting
        Standards and
        IFRS 6 Exploration for and Evaluation of Mineral Resources                              1 January 2006
IFRS 4  Amendments to International Financial Reporting Standards IAS 39 Financial
        Instruments:
        Recognition and Measurement IFRS 4 Insurance Contracts Financial Guarantee              1 January 2006
        Contracts
IFRS 6  IFRS 6 Exploration for and Evaluation of Mineral Resources                              1 January 2006
IFRS 6  Amendments to IFRS 1 First-time Adoption of International Financial Reporting
        Standards and
        IFRS 6 Exploration for and Evaluation of Mineral Resources                              1 January 2006
IFRS 7  IFRS 7 Financial Instruments: Disclosures                                               1 January 2007

International Accounting Standards (IAS)

IAS 1   Amendments to IAS 1 Presentation of Financial Statements Capital Disclosures            1 January 2007
IAS 19  Amendment to IAS 19 Employee Benefits Actuarial Gains and Losses, Group Plans and
        Disclosures                                                                             1 January 2006
IAS 21  Amendment to IAS 21 The Effects of Changes in Foreign Exchange Rates Net
        Investment in a Foreign Operation                                                       1 January 2006
IAS 39  Amendment to IAS 39 Financial Instruments: Recognition and Measurement Cash Flow
        Hedge
        Accounting of Forecast Intragroup Transactions                                          1 January 2006
IAS 39  Amendments to International Financial Reporting Standards IAS 39 Financial
        Instruments:
        Recognition and Measurement IFRS 4 Insurance Contracts Financial Guarantee
        Contracts                                                                               1 January 2006

International Financial Reporting Interpretations Committee (IFRIC)

IFRIC 4 Determining whether an Arrangement contains a Lease                                     1 January 2006
IFRIC 5 Rights to Interests arising from Decommissioning, Restoration and Environmental
        Rehabilitation Funds
        Incorporating an Amendment to IAS 39 Financial Instruments: Recognition and
        Measurement                                                                             1 January 2006
IFRIC 6 Liabilities arising from Participating in a Specific Market - Waste Electrical and
        Electronic Equipment                                                                   1 December 2005
IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in
        Hyperinflationary Economies                                                               1 March 2006
IFRIC 8 Scope of IFRS 2                                                                             1 May 2006
IFRIC 9 Reassessment of Embedded Derivatives                                                       1 June 2006

The Directors do not anticipate that the adoption of these standards and interpretations will have a material impact on the Group's financial statements in the period of initial application.

2 IFRS restatement

Basis of preparation

The restatement has been prepared on the basis of all IFRS's currently issued by the International Accounting Standards Board effective for 2005 reporting and adopted by the European Union. The Company has prepared its restatements based on a transition date to IFRS of 1 January 2004. The Company has not relied on any exemptions detailed in IFRS 1.

2 IFRS restatement continued

Major differences between UK GAAP and IFRS

a) Under IAS 39 - 'Financial instruments: recognition and measurement'; quoted investments previously reported at mid-market value are now shown at bid price and classified as 'investments held at fair value through profit and loss'. In addition, marketability discounts previously applied to quoted valuations are no longer applied. The effects of these changes are recorded in the Income Statements and are included in notes 34 and 35.

b) Under IAS 39 - 'Financial instruments: recognition and measurement'; convertible loan notes are regarded as compound instruments, consisting of a liability component and an equity component. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible debt. The carrying amount to maturity of the liability component is measured at amortised cost. The difference between the proceeds of issue of the convertible loan notes and the fair value assigned to the liability component, representing the embedded option to convert the liability into equity of the group, is included in equity and are included in notes 34 and 35.

c) Under IFRS 2 - 'Share-based Payment'; the Group has to recognise a charge to income in respect of the fair value of outstanding share options granted to employees after 7 November 2002. The fair value has been calculated using a Stochastic option valuation model and is charged to income over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting. The total costs of these options are recorded in the Income Statements and are included in notes 34 and 35.

d) There are other reclassifications in accordance with IAS 1 - 'Presentation of Financial Statements'.

3 Business segments

For management purposes, the group is currently organised into the following principal activities:

Investing activities

SVG Capital's investment objective is to achieve capital appreciation by investing principally in private equity funds that are managed or advised by Permira, one of Europe's leading private equity firms. In addition, the Company invests in private equity funds that invest in Japan, North America, Asia and the life sciences sectors, and in unquoted and quoted businesses through specialist funds and co-investments alongside these funds. Investing activities are undertaken by SVG Capital plc and The Platinum Trust.

Investment management and advisory services

To complement this investment objective and create capital and income for the Company, its fund advisory business structures, markets, manages and advises products for investment in private equity and in public equity using private equity techniques.

These activities are undertaken by SVG Advisers Limited, SVG Investment Managers Limited, SVG Advisers Inc. and SVG North America Inc. Segment information about these business activities is presented below.

                                             For the year ended 31 December 2005    For the year ended 31 December 2004
                                            -------------------------------------  -------------------------------------
                                                          Investment                             Investment
                                                          management                             management
                                                             and                                    and
                                             Investing     advisory                 Investing     advisory
                                             activities    services      Total      activities    services      Total
Group                                       (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
-----                                       ------------ ------------ ------------ ------------ ------------ ------------
Total operating income                         22,574       10,794       33,368        2,545        8,626       11,171
Share option costs                                  -       (1,425)      (1,425)           -         (907)        (907)
Other administrative expenses                  (1,919)     (10,735)     (12,654)      (1,530)      (8,402)      (9,932)
Other operating expenses                         (517)           -         (517)        (928)           -         (928)
Operating profit/(loss)                        20,138       (1,366)      18,772           87         (683)        (596)
Finance costs                                  (4,588)           -       (4,588)      (5,402)           -       (5,402)
Gains on fair value through profit and loss   142,439           12      142,451      134,798            1      134,799
Exchange gains/(losses)                           997          (66)         931          188         (151)          37
Profit before tax                             158,986       (1,420)     157,566      129,671         (833)     128,838
Total assets                                  945,672        9,726      955,398      752,558        7,487      760,045
Total liabilities                             (45,620)      (6,779)     (52,399)     (45,644)      (5,046)     (50,690)
Net assets                                    900,052        2,947      902,999      706,914        2,441      709,355

3 Business segments continued

                                             For the year ended 31 December 2005    For the year ended 31 December 2004
                                            -------------------------------------  -------------------------------------
                                                          Investment
                                                          management                             Investment
                                                             and                                 management
                                             Investing     advisory                 Investing   and advisory
                                             activities    services      Total      activities    services      Total
Company                                     (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
-------                                     ------------ ------------ ------------ ------------ ------------ ------------
Total operating income                         21,473         -          21,473        2,304         -           2,304
Share option costs                                  -         -               -            -         -               -
Other administrative expenses                  (1,868)        -          (1,868)      (1,477)        -          (1,477)
Other operating expenses                         (517)        -            (517)        (928)        -            (928)
Operating profit/(loss)                        19,088         -          19,088         (101)        -            (101)
Finance costs                                  (4,588)        -          (4,588)      (5,402)        -          (5,402)
Gains on fair value through profit and loss   143,203         -         143,203      134,903         -         134,903
Exchange gains                                    997         -             997          187         -             187
Profit before tax                             158,700         -         158,700      129,587         -         129,587
Total assets                                  952,229         -         952,229      757,643         -         757,643
Total liabilities                             (45,551)        -         (45,551)     (45,943)        -         (45,943)
Net assets                                    906,678         -         906,678      711,700         -         711,700

Income arises mainly from UK operations. A geographical analysis of investments is included in note 15.

4. Revenue

                                                        For the year              For the year
                                           For the year    ended     For the year    ended
                                              ended     31 December     ended     31 December
                                           31 December      2005     31 December      2004
                                            2005 Group    Company     2004 Group    Company
                                           (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
                                           ------------ ------------ ------------ ------------
Income from investments:
Income from money market instruments           2,999        2,999        1,092       1,092
Income from Funds and co-investments          17,724       17,491        1,120       1,120
Interest on warehoused funds                     591          591            -           -
Other operating income:
Income from investment advisory services      10,603            -        8,550           -
Other interest receivable and other income     1,451          392          409          92
                                              33,368       21,473       11,171       2,304
Represented by:
Interest                                       4,842        3,783        1,501       1,184
Income from investment advisory services      10,603            -        8,550           -
Income from funds and co-investments          17,724       17,491        1,120       1,120
Other income                                     199          199            -           -
                                              33,368       21,473       11,171       2,304

5. Administrative expenses

                                                                    For the year For the year For the year
                                                       For the year    ended        ended        ended
                                                          ended     31 December  31 December  31 December
                                                       31 December      2005      2004 Group      2004
                                                        2005 Group    Company     (restated)    Company
                                                       (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
                                                       ------------ ------------ ------------ ------------
Fees payable to Schroder Investment Management Limited       388         345           451         407
Directors' remuneration                                    1,465         345         1,800         197
Share option costs (note 21)                               1,425           -           907           -
Staff costs (note 6)                                       7,561           -         5,201           -
Depreciation (note 13)                                       193           -           161           -
General expenses                                           2,851       1,036         2,212         817
Auditors' remuneration
- Statutory audit fees                                       183         142            91          56
- Regulatory reporting                                         5           -             4           -
- Other assurance services                                     -           -             -           -
- Other services                                               8           -            12           -
                                                          14,079       1,868        10,839       1,477

The Company has no employees (2004: nil). The directors are the only key management personnel of the Company. Their remuneration is discussed in more detail in the Remuneration Report. Directors of the Company received remuneration of (Pounds)1,120,000 in respect of their services to SVG Advisers Limited, a wholly-owned subsidiary.

Statutory audit fees include costs relating to the filing of returns with the US Securities and Exchange Commission.

6. Staff costs

                                    For the year              For the year
                       For the year    ended     For the year    ended
                          ended     31 December     ended     31 December
                       31 December      2005     31 December      2004
                        2005 Group    Company     2004 Group    Company
                       (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
                       ------------ ------------ ------------ ------------
Wages and salaries        5,485          -          4,135          -
Social security costs       694          -            646          -
Pension costs (note 7)    1,382          -            420          -
                          7,561          -          5,201          -

The Company has no employees under contracts of employment. The average number of staff employed by the Group was:

                    For the year For the year
                       ended        ended
                    31 December  31 December
                        2005         2004
                       Number       Number
                    ------------ ------------
Full-time employees      32           24
Seconded staff            3            4
                         35           28

7. Pension costs

The charge for pension costs comprises:

                        For the year ended For the year ended For the year ended For the year ended
                         31 December 2005   31 December 2005   31 December 2004   31 December 2004
                              Group             Company             Group             Company
                           (Pounds)'000       (Pounds)'000       (Pounds)'000       (Pounds)'000
                        ------------------ ------------------ ------------------ ------------------
Defined benefit schemes       1,118                -                 172                 -
Money purchase schemes          264                -                 248                 -
                              1,382                -                 420                 -

The Group does not participate in a SVG Group pension scheme. Costs in respect of defined benefit schemes relate to payments due to the Schroders Retirement Benefits Scheme ("the Scheme") in respect of four current and former employees, including the Company's executive Director, seconded from Schroder Investment Management Limited to SVG Advisers Limited ("SVGA"), a wholly owned subsidiary of the Company. SVGA and the Scheme's trustees, taking advice from the independent actuaries, agree the contributions.

In accordance with IAS 19, the Scheme is accounted for as a defined contribution scheme on the basis that the Group is unable to readily identify its share of the underlying assets and liabilities of the Scheme at the balance sheet date as there is no consistent and reliable basis for allocating the obligations, plan assets and costs to the Group. Further details of the Scheme can be found in the Annual Report and Accounts of Schroders plc. In particular, the Scheme had 419 active members in the defined benefit section at 31 December 2005 and the accounts of Schroders plc disclosed a net pension asset in respect of the Scheme of (Pounds)8.8 million, calculated under IAS 19 based on interim valuations prepared by independent qualified actuaries.

8. Interest payable and similar charges

                                                                                              For the year ended
                                                        For the year ended For the year ended    31 December
                                                           31 December        31 December         2004 Group
                                                            2005 Group        2005 Company        (restated)
                                                           (Pounds)'000       (Pounds)'000       (Pounds)'000
                                                        ------------------ ------------------ ------------------
Convertible loan note interest                                2,199              2,199              3,787
Amortisation of issue and listing costs plus premium to
  redemption reconvertibles                                     615                615                129
Loan facility finance costs                                   1,541              1,541              1,202
Amortisation of loan facility issue costs                       233                233                237
Other interest                                                    -                  -                 47
                                                              4,588              4,588              5,402

                                                        For the year ended
                                                           31 December
                                                           2004 Company
                                                            (restated)
                                                           (Pounds)'000
                                                        ------------------
Convertible loan note interest                                3,787
Amortisation of issue and listing costs plus premium to
  redemption reconvertibles                                     129
Loan facility finance costs                                   1,202
Amortisation of loan facility issue costs                       237
Other interest                                                   47
                                                              5,402

9 Operations in the year

There is a large degree of uncertainty and risk involved in investing in private equity and the results of the Group and the Company are primarily dependent on the performance of its private equity fund investments. During the year ended 31 December 2005, gains on investments amounted to (Pounds)142.5 million (2004: (Pounds)134.8 million) for the Group and (Pounds)143.2 million (2004: 134.9 million) for the Company.

As detailed in note 33, the Company has agreed that it should focus its future investments mainly on Permira Funds. As such, and given that our largest exposures currently are to Permira Funds, we expect that the future performance of the Company will be largely dependent on the future performance of the Permira Funds in which we invest.

10 Tax

(a) The charge for tax for the year is made up as follows:

                                          For the year ended 31 December 2005    For the year ended 31 December 2004
                                         -------------------------------------  -------------------------------------
                                           Revenue      Capital       Total       Revenue      Capital       Total
Group                                    (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
-----                                    ------------ ------------ ------------ ------------ ------------ ------------
Current tax
Corporation tax                               42            -           42            -           -             -
Double taxation relief                         -            -            -            -           -             -
                                              42            -           42            -           -             -
Income tax suffered by the venture funds       9            -            9            -           -             -
Overseas tax                                  (3)           -           (3)           2           -             2
Prior year adjustment                        318            -          318          (74)          -           (74)
Total current tax (note 10(b))               366            -          366          (72)          -           (72)
Deferred tax
Deferred tax                                  36          527          563            -           -             -
Prior year adjustment                        (74)           -          (74)           -           -             -
Total deferred tax (note 19)                 (38)         527          489            -           -             -
Total tax (credit)/charge                    328          527          855          (72)          -           (72)

                                          For the year ended 31 December 2005    For the year ended 31 December 2004
                                         -------------------------------------- -------------------------------------
                                           Revenue      Capital       Total       Revenue      Capital       Total
Company                                  (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
-------                                  ------------ ------------ ------------ ------------ ------------ ------------
Current tax
Corporation tax                                -            -            -            -           -             -
Double taxation relief                         -            -            -            -           -             -
                                               -            -            -            -           -             -
Income tax suffered by the venture funds       9            -            9            -           -             -
Overseas tax                                   -            -            -            -           -             -
Prior year adjustment                        267            -          267          (85)          -           (85)
Total current tax (note 10(b))               276            -          276          (85)          -           (85)
Deferred tax
Deferred tax                                   -          379          379            -           -             -
Total deferred tax (note 19)                   -          379          379            -           -             -
Total tax (credit)/charge                    276          379          655          (85)          -           (85)

There are no profits chargeable to corporation tax for the Company in the current year. Excess management expenses relating to the venture fund investments are available to set against any taxable income of the Company. These excess management expenses are included within the investments in venture funds in the balance sheet of the Company and are not reflected in the Company's revenue account. If in a future year in relation to the venture fund investments income exceeds expenses, the taxation charge to the Company's revenue account will include tax on this excess with a suitable note by way of explanation.

10 Tax continued

(b) Factors affecting current tax charge for the year:

The tax assessed for the period is lower than the standard rate of corporation tax in the UK for a large company (30%). The differences are explained below:

                                                                                  For the      For the      For the
                                                                                 year ended   year ended   year ended
                                                                                31 December  31 December  31 December
                                                                                    2005         2005         2004
                                                                                   Group       Company       Group
                                                                                (Pounds)'000 (Pounds)'000 (Pounds)'000
                                                                                ------------ ------------ ------------
Profit before tax                                                                 157,566      158,700      128,838
Corporation tax at 30%                                                             47,270       47,610       38,651
Effects of:
Non-taxable capital gains                                                         (43,034)     (43,260)     (40,474)
Non deductible expenses                                                               191          170          286
Difference between accounting and taxable income from funds                        (2,354)      (2,354)         786
Losses brought forward utilised in the year                                        (2,443)      (2,166)          (5)
Depreciation of items not eligible for capital allowances                               -            -            -
Restriction to current tax re prior year adjustments                                    -            -           25
Income of subsidiary not taxable                                                     (315)           -          (57)
Income taxable at higher rates                                                          3            -            -
UK income tax                                                                           9            9            -
Prior year adjustments re overseas tax                                                 11            -          (74)
Prior year adjustments re UK corporation tax                                          244          267            -
Marginal relief - UK smaller companies rate of tax                                     (9)           -            -
Temporary differences arising in the period on which deferred tax is not
  recognised                                                                          315            -          518
Options costs temporarily disallowed in the period on which deferred tax is not
  recognised                                                                          427            -          272
Overseas deferred tax                                                                 527          379            -
Foreign exchange on consolidation                                                       5            -            -
Total tax (credit)/charge for the year (Note 10(a))                                   855          655          (72)

                                                                                  For the
                                                                                 year ended
                                                                                31 December
                                                                                    2004
                                                                                  Company
                                                                                (Pounds)'000
                                                                                ------------
Profit before tax                                                                 129,587
Corporation tax at 30%                                                             38,876
Effects of:
Non-taxable capital gains                                                         (40,527)
Non deductible expenses                                                               278
Difference between accounting and taxable income from funds                           786
Losses brought forward utilised in the year                                             -
Depreciation of items not eligible for capital allowances                               8
Restriction to current tax re prior year adjustments                                   25
Income of subsidiary not taxable                                                        -
Income taxable at higher rates                                                          -
UK income tax                                                                           -
Prior year adjustments re overseas tax                                                (85)
Prior year adjustments re UK corporation tax                                            -
Marginal relief - UK smaller companies rate of tax                                      -
Temporary differences arising in the period on which deferred tax is not
  recognised                                                                          562
Options costs temporarily disallowed in the period on which deferred tax is not
  recognised                                                                            -
Overseas deferred tax                                                                   -
Foreign exchange on consolidation                                                       -
Total tax (credit)/charge for the year (Note 10(a))                                   (85)

11 Dividends

The Company has a retained revenue reserve equivalent to 3.1p per share. In order to maintain investment trust status, the Directors intend to declare an interim dividend of 3.1p per share out of available profits for the year ended 31 December 2005, following the Annual General Meeting in April 2006.

12 Earnings per share

The calculation of the basic and diluted earnings per share, in accordance with IAS 33, is based on the following data:

                                                                                                   For the      For the
                                                                         For the      For the     year ended   year ended
                                                                        year ended   year ended  31 December  31 December
                                                                       31 December  31 December      2004         2004
                                                                           2005         2005        Group       Company
                                                                          Group       Company     (restated)   (restated)
                                                                       (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
                                                                       ------------ ------------ ------------ ------------
Earnings for the purposes of basic earnings per share being netprofit
  attributable to equity holders of the parent                             156,574      158,045      128,824      129,672
Effect of dilutive potential ordinary shares:
Interest on convertible loan notes (net of tax)                              1,970        1,970        2,072        2,072
Earnings for the purposes of diluted earnings per share                    158,544      160,015      130,896      131,744

                                                                          Number       Number       Number       Number
                                                                       ------------ ------------ ------------ ------------
Number of shares
Weighted average number of ordinary shares for the purposes ofbasic
  earnings per share                                                   126,590,127  126,590,127  113,329,674  113,329,674
Effect of dilutive potential ordinary shares:
Share options                                                            2,599,452    2,599,452    1,151,085    1,151,085
Convertible loan notes                                                  10,208,333   10,208,333   19,408,520   19,408,520
Weighted average number of ordinary shares for the purposes of diluted
  earnings per share                                                   139,397,912  139,397,912  133,889,279  133,889,279
Earnings per share
Basic                                                                       123.7p       124.8p       113.7p       114.4p
Diluted                                                                     113.7p       114.8p        97.8p        98.4p

13 Property, plant and equipment (Group)

                                                 Telecom-
                                               munications
                      Leasehold     Computer    and office
                     improvements  equipment    equipment       Art         Total
                     (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
                     ------------ ------------ ------------ ------------ ------------
Cost
At 1 January 2005        586          507          308           37         1,438
Additions                 11          105           10            -           126
Disposals                  -          (44)           -            -           (44)
Exchange translation       1            7            3            -            11
At 31 December 2005      598          575          321           37         1,531
Depreciation
At 1 January 2005         39          194           44            -           277
Charge for the year       60           94           39            -           193
Disposals                  -          (44)           -            -           (44)
Exchange translation       1            4            1            -             6
At 31 December 2005      100          248           84            -           432
Net book value
At 31 December 2005      498          327          237           37         1,099
At 1 January 2005        547          313          264           37         1,161

                                                 Telecom-
                                               munications
                      Leasehold     Computer    and office
                     improvements  equipment    equipment       Art         Total
                     (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
                     ------------ ------------ ------------ ------------ ------------
Cost
At 1 January 2004         150         353          100            -           603
Additions                 577         159          231           37         1,004
Disposals                (140)         (2)         (22)           -          (164)
Exchange translation       (1)         (3)          (1)           -            (5)
At 31 December 2004       586         507          308           37         1,438
Depreciation
At 1 January 2004          65          99           40            -           204
Charge for the year        47          99           15            -           161
Disposals                 (73)         (2)         (11)           -           (86)
Exchange translation        -          (2)           -            -            (2)
At 31 December 2004        39         194           44            -           277
Net book value
At 31 December 2004       547         313          264           37         1,161
At 1 January 2004          85         254           60            -           399

14 Investments

(a) Group

                                                     Public                                   Public
                                      Private        equity                    Private        equity
                                       equity      funds and                    equity      funds and
                                     funds and       other        Total       funds and       other        Total
                                   co-investments investments   portfolio   co-investments investments   portfolio
Fair value through                      2005          2005         2005          2004          2004         2004
profit or loss assets               (Pounds)'000  (Pounds)'000 (Pounds)'000  (Pounds)'000  (Pounds)'000 (Pounds)'000
---------------------------------- -------------- ------------ ------------ -------------- ------------ ------------
Valuation brought forward              714,093       15,179       729,272       567,431        8,184       575,615
Calls and purchases payable             89,117       17,672       106,789       159,477        4,699       164,176
Distributions and sales receivable    (268,113)      (6,674)     (274,787)     (143,924)      (1,394)     (145,318)
Gains on investments                   139,985        2,466       142,451       131,109        3,690       134,799
Valuation carried forward              675,082       28,643       703,725       714,093       15,179       729,272

(b) Company

                                                     Public                                   Public
                                      Private        equity                    Private        equity
                                       equity      funds and                    equity      funds and
                                     funds and       other        Total       funds and       other        Total
                                   co-investments investments   portfolio   co-investments investments   portfolio
                                        2005          2005         2005          2004          2004         2004
                                    (Pounds)'000  (Pounds)'000 (Pounds)'000  (Pounds)'000  (Pounds)'000 (Pounds)'000
                                   -------------- ------------ ------------ -------------- ------------ ------------
Valuation brought forward              682,648       15,179       697,827       537,938        8,184       546,122
Calls and purchases payable             86,231       17,672       103,903       156,070        4,699       160,769
Distributions and sales receivable    (247,314)      (6,674)     (253,988)     (134,075)      (1,394)     (135,469)
Gains on investments                   127,073        2,466       129,539       122,715        3,690       126,405
Valuation carried forward              648,638       28,643       677,281       682,648       15,179       697,827

Total gains of (Pounds)143,203,000 shown in the Company's income statement also include gains on subsidiaries during the year of (Pounds)13,664,000 (2004:(Pounds)8,498,000).

15 Geographical analysis of investments

                                                  31 December 2005          31 December 2004
                                              ------------------------- -------------------------
                                                                           Group       Company
                                                 Group       Company     (restated)   (restated)
                                              (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
                                              ------------ ------------ ------------ ------------
Private equity funds and co-investments
Europe                                          520,433      513,083      556,576      549,644
Total Europe                                    520,433      513,083      556,576      549,644
Asia
Asia Pacific                                     55,813       45,310       50,898       34,262
Japan                                            30,160       21,613       23,752       15,911
Total Asia                                       85,973       66,923       74,650       50,173
North America
Canada                                            4,196        4,196       11,537       11,537
United States*                                   64,480       64,436       71,330       71,294
Total Americas                                   68,676       68,632       82,867       82,831
Total private equity funds and co-investments   675,082      648,638      714,093      682,648
Public equity funds (UK investment focus):
Strategic Equity Capital plc                     14,775       14,775            -            -
SVG UK Focus Fund                                11,041       11,041        9,724        9,724
Strategic Recovery Fund                           1,968        1,968        5,455        5,455
Total UK listed equity funds                     27,784       27,784       15,179       15,179
Other investments                                   859          859            -            -
Total investment portfolio                      703,725      677,281      729,272      697,827

* SV Life Sciences Funds II and SV Life Sciences Fund III have been included within the United States. SVG Diamond has been split equally between Europe and the United States.

Allocations are based on the expected geographical focus of the funds.

All private equity funds held by the Group are unlisted. However, some of the underlying companies held within those funds are listed. Included in the value of total private equity funds and co-investments of (Pounds)675,082,000 are gross valuations of listed investments amounting to (Pounds)257,504,000 (31 December 2004: (Pounds)130,362,000).

Significant interests in investment funds

Details of investments in which the Company or Group has an interest of 10% or more of any class of share/units are detailed in the list of investments on pages 18 to 20. All of these private equity funds are managed or advised by Permira or the old SV network.

In addition, SVG Capital has a 7% interest in the I Class units of SVG UK Focus Fund, a Dublin-listed OEIC managed by SVG Investment Managers Limited, and a 21% interest in Strategic Equity Capital plc, a UK-listed investment trust managed by SVG Investment Managers Limited.

16 Investments in subsidiaries

                                                                                         Year ended
                                                                            Year ended  31 December
                                                                           31 December      2004
                                                                               2005       Company
                                                                             Company     (restated)
                                                                           (Pounds)'000 (Pounds)'000
                                                                           ------------ ------------
Cost at the beginning of the year                                             29,612       27,455
Cash contribution                                                                150        1,250
Capital contribution in respect of options granted over SVG Capital shares     1,425          907
Cost at the end of the year                                                   31,187       29,612
Net unrealised gain on investment                                             30,588       16,924
Carrying value at the end of the year                                         61,775       46,536

In accordance with IFRS 2, the fair value amount of options issued that have been charged in the income statement of SVG Advisers Limited are treated as a non-refundable contribution to subsidiaries and added to the cost of subsidiaries in SVG Capital's accounts.

As an investment vehicle, the Platinum Trust is included in the Company's balance sheet at its fair value of (Pounds)54,600,000 (31 December 2004:
(Pounds)40,936,000), in accordance with IAS 37. The other subsidiaries are operating companies rather than investment vehicles and are included at cost. SVG Advisers Limited ("SVGA") is included at cost of (Pounds)6,925,000 (31 December 2004: (Pounds)5,500,000). SVG Investment Managers Limited is included at cost of (Pounds)250,000 (31 December 2004: (Pounds)100,000). SVG North America Inc. and SVG Advisers Inc. are wholly owned subsidiaries of SVGA.

Subsidiary undertakings at 31 December 2005:

                                                                                           Profit after tax
                                        Country of      Number and            Capital and        for
                                       registration,     class of             reserves at   the year ended
                                       incorporation   shares/units           31 December    31 December
                                            and        held by the     Group      2005           2005
Company and business                     operation        Group       holding (Pounds)'000   (Pounds)'000
-------------------------------------- ------------- -------------    ------- ------------ ----------------
The Platinum Trust (unit trust)
- investment                           Guernsey      23,112 'A'
                                                     units(1)            99%     55,243         13,803
                                                     900 'B' units(1)    90%
SVG Advisers Limited
- advisory and administration services UK            4,250,000
                                                     Ordinary
                                                     Shares(2)          100%      2,454         (1,509)
SVG North America, Inc.
- broker/dealer                        US            3,000 Common
                                                     Shares(3)          100%        112             12
SVG Advisers, Inc.
- investment adviser                   US            100 Common
                                                     Shares(4)          100%        200            (40)
SVG Investment Managers Limited
- investment manager                   UK            250,000
                                                     Ordinary
                                                     Shares(5)          100%        375             30

(1) On termination of The Platinum Trust, the 'B' units (non-equity) are entitled to a return of the original amount subscribed. The 'A' units (equity) are entitled to the remaining net assets.

(2) The Company acquired 100 ordinary (Pounds)1 shares in SVG Advisers Limited ("SVGA") for (Pounds)100 on 18 June 2001. On 26 June 2001, SVGA issued 749,900 ordinary (Pounds)1 shares to the Company for (Pounds)749,900. On
    22 April 2002, SVGA issued a further 750,000 ordinary (Pounds)1 shares to the Company for (Pounds)750,000. On 19 December 2002, SVGA issued a further 1,500,000 ordinary (Pounds)1 shares to the Company for (Pounds)1,500,000. On 29 April 2004, SVGA issued a further 1,250,000 ordinary (Pounds)1 shares to the Company for (Pounds)1,250,000.

The Company has also granted options over its own shares to employees of SVGA. In accordance with IFRS 2, the fair value of such options, at the date of grant, are accounted for as a contribution to SVGA. The total cost of options accounted for as an investment in subsidiary amounted to (Pounds)2,675,000 at 31 December 2005.

16 Investments in subsidiaries continued

(3) SVG North America, Inc. ("SVGNA") is a subsidiary of SVGA. SVGA acquired SVGNA on 18 June 2001 for US$50,000 and subscribed for additional paid-in capital of US$250,000 in the year ended 30 June

    2002. On 31 December 2005, SVGNA repaid US$275,000 of capital to SVGA. This amount was immediately reinvested in SVGA Inc.

(4) SVG Advisers, Inc. ("SVGA Inc.") is also a subsidiary of SVGA. SVGA Inc. commenced operations on 1 January 2003. SVGA acquired 100 common US$1 shares for US$100 on 13 December 2002. SVGA subscribed for additional paid-in capital of US$141,463 during the year ended 31December 2004. On 31 December 2005, SVGA subscribed for US$275,000 of additional capital in SVGA Inc.

(5) The Company acquired 100 ordinary (Pounds)1 shares in SVG Investment Managers Limited ("SVG IM") for (Pounds)100 on 16 October 2002. On 16 May 2003, SVG IM issued 99,900 ordinary (Pounds)1 shares to the Company for (Pounds)99,900. On 4 May 2005, a further 150,000 shares were issued to the Company for (Pounds)150,000.

17 Current assets

                                 31 December 2005          31 December 2004
                             ------------------------- -------------------------
                                Group       Company       Group       Company
Financial assets             (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
---------------------------- ------------ ------------ ------------ ------------
Warehoused fund investments*    40,565       40,565           -            -
                                ------       ------       -----        -----
                                40,565       40,565           -            -

* Further details on warehoused fund investments are included in note 32. Further calls and distributions in respect of warehoused funds have been made following the year-end.

                                           31 December 2005          31 December 2004
                                       ------------------------- -------------------------
                                          Group       Company       Group       Company
Other receivables                      (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
-------------------------------------- ------------ ------------ ------------ ------------
Amounts falling due within one year:
Amounts owed by group undertakings            -          187            -            -
Interest receivable                       1,803        1,722          461          461
Prepayments and other debtors             1,524          597        1,570        1,374
Accrued investment advisory fee income    1,638            -        2,359            -
                                          -----        -----        -----        -----
                                          4,965        2,506        4,390        1,835

                                          31 December 2005          31 December 2004
                                      ------------------------- -------------------------
                                         Group       Company       Group       Company
Cash and cash equivalents             (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
------------------------------------- ------------ ------------ ------------ ------------
Bank balances and short-term deposits    36,978        2,074       14,161          458
Money market funds                       40,713       40,713       10,987       10,987
Treasury bills                          127,315      127,315            -            -
                                        -------      -------       ------       ------
                                        205,006      170,102       25,148       11,445

Cash equivalents are highly liquid investments readily convertible to known amounts of cash and subject to insignificant risk of change in value, other than those arising from fluctuations in foreign exchange rates.

Cash at bank and investments in money market funds earn interest at floating rates. Short-term deposits are typically made for periods of between one week and three months, earning interest at the respective short-term deposit rates. Treasury bills earn a yield to redemption.

18 Current liabilities

                                         31 December 2005          31 December 2004
                                     ------------------------- -------------------------
                                        Group       Company       Group       Company
Other payables                       (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
------------------------------------ ------------ ------------ ------------ ------------
Amounts owed to group undertakings          -           93            -          309
Interest payable and similar charges      684          684          301          301
Other creditors and accruals            7,468        1,406        7,462        2,959
                                        8,152        2,183        7,763        3,569

Borrowings

The Company has a (Euro)285 million ((Pounds)195.8 million) loan facility with the Royal Bank of Scotland plc and HBOS plc. No drawdowns were made under the facility during the year ended 31 December 2005, although (Euro)51.4 million ((Pounds)35.3 million) was effectively utilised by way of a guarantee over SVG Capital's commitment to SVG Diamond Holdings Limited (note 20).

On 10 March 2006, the Company agreed a new loan facility for a maximum of
(Euro)600 million ((Pounds)412.3 million) with the Royal Bank of Scotland plc and HBOS plc.

Tax payable

                                                           For the      For the      For the      For the
                                                          year ended   year ended   year ended   year ended
                                                         31 December  31 December  31 December  31 December
                                                             2005         2005         2004         2004
                                                            Group       Company       Group       Company
                                                         (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
                                                         ------------ ------------ ------------ ------------
Current tax liability - corporation tax
Balance brought forward                                        -           -            -            -
Corporation tax charged to income statement (note 10(a))      42           -            -            -
Balance carried forward                                       42           -            -            -

19 Non-current liabilities

                                                                31 December  31 December
                                                                    2005         2004
                                                                ------------ ------------
                                                                                Group       Company
                                                      Group       Company     (restated)   (restated)
                                                   (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
                                                   ------------ ------------ ------------ ------------
4.5% Subordinated Convertible Bonds 2013 - Nominal    49,000       49,000       49,000       49,000
Unamortised premium, issue and listing costs          (6,011)      (6,011)      (6,626)      (6,626)
Convertible loan notes                                42,989       42,989       42,374       42,374
Deferred staff compensation                              689            -          553            -
Deferred tax liability                                   527          379            -            -
                                                      44,205       43,368       42,927       42,374

Non-current liabilities include (Pounds)49.0 million nominal of 4.5% Subordinated Convertible loan notes, which were issued in 4 tranches in 2003 and mature on 21 May 2013. These bonds are convertible, at any time, into ordinary shares at a conversion price of 480p per share. The Company may redeem some or all of the Bonds 2013 at their principal amount together with accrued interest if at any time on or after May 21 2006, the average of the market price of the Ordinary Shares over a 20 consecutive day trading period is equal to or greater than 130% of the conversion price. The share price was 716.5p per share at 31 December 2005, equivalent to 149% of the conversion price.

Issue costs and premium are charged to the revenue account over the term of the capital instrument.

The loan notes were split on issue into a liability element and an equity component, representing the fair value of the embedded option to convert the liability into the equity of the Group, as follows:

Separation at issue date

                                             Company and
                                                Group
                                             (Pounds)'000
                                             ------------
Net issue proceeds of convertible loan notes    48,911
Equity component (note 26)                      (7,446)
Liability component at the date of issue        41,465

The convertible bonds are listed on the London Stock Exchange. On 31 December 2005, the closing bid-offer spread was 148.999p to 149.001p for the 2013 Bonds. This equates to a fair valuation of (Pounds)73.0 million (2004: (Pounds)62.0 million) for the 2013 Bonds in issue.

Deferred staff compensation relates to obligations in respect of SVG Advisers Inc. under a Supplemental Executive Retirement Plan.

Deferred tax is calculated in full on temporary differences under the liability method using a tax rate of 30% (2004: 30%). The deferred tax liability relates entirely to overseas tax expected to be payable in respect of one of our private equity funds.

A deferred tax asset of (Pounds)38,000 has been recognised in respect of US taxation.

A deferred tax asset of (Pounds)11.4 million (2004 (Pounds)10.5 million) has not been recognised as it is not certain that there will be sufficient taxable profits to enable the asset to be utilised. The excess management expenses and other temporary differences to which this unrecognised asset relates are available indefinitely for offset against future taxable profits.

20 Capital commitments and contingencies

At 31 December 2005, the Group had uncalled commitments to its fund investments as follows:

                                   2005          2005        2004
                                 Uncalled      Uncalled    Uncalled
                                commitment    commitment* commitment*
                             (local currency)  (Pounds)m   (Pounds)m
                             ---------------- ----------- -----------
Permira Europe II             (Euro)   85.2m      58.5        60.3
Permira Europe III            (Euro)  284.0m     195.1       268.7
P123                          (Euro)   21.0m      14.4        14.8
SV Investments Fund I            US$   10.6m       6.2         6.9
SV Life Sciences Fund II         US$    6.6m       3.9         7.3
SV Life Sciences Fund III        US$   33.8m      19.7        25.0
SVG Diamond Holdings Limited  (Euro)   51.4m      35.3        35.6
The Japan Venture Fund III                 -         -         0.7
The Japan Fund IV              (Yen)6,290.0m      31.0        42.5
The Strategic Recovery Fund                -         -         2.7
Total                                            364.1       464.5

*  Based on exchange rates at 31 December 2005.

For the year ended 31 December 2005, the Company guaranteed drawings taken out by Platinum Trust under the (Euro)285 million loan facility with the Royal Bank of Scotland plc and HBOS plc ((Pounds)195.8 million, translated at the balance sheet date). To date, Platinum Trust has made no drawings under the facility and the guarantee is no longer applicable under the new facility (see note 18). The Company also uses the loan facility to guarantee its uncalled commitment to SVG Diamond Holdings Limited.

Operating leases

The Group has the following obligations under operating leases:

                           (less than) 1 year 1 - 5 years  (greater than) 5 years    Total
                              (Pounds)'000    (Pounds)'000      (Pounds)'000      (Pounds)'000
                           ------------------ ------------ ---------------------- ------------
As at 31 December 2005
Operating lease obligation        400              900                -              1,300
As at 31 December 2004
Operating lease obligation        100            1,200              100              1,400

21 Share capital

                                                               31 December 2005          31 December 2004
                                                           ------------------------- -------------------------
                                                              Group       Company       Group       Company
                                                           (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
                                                           ------------ ------------ ------------ ------------
Authorised:
200,000,000 shares of (Pounds)1.00 each                      200,000      200,000      200,000      200,000
Allotted, called up and fully paid:
Opening balance of 122,529,853 shares of (Pounds)1.00 each   122,530      122,530      112,655      112,655
Issue of ordinary shares on conversion of bonds                    -            -        9,875        9,875
Placing of new ordinary shares                                 6,000        6,000            -            -
Closing balance of 128,529,853 shares of (Pounds)1.00 each   128,530      128,530      122,530      122,530

21 Share capital continued

Issue of shares

On 21 March 2005, the Company entered into an Operating Agreement with Permira Holdings Limited ('PHL') and a Subscription Agreement with Permira Capital Limited ('PCL'). Both of these agreements were approved by the Company's shareholders at the Annual General Meeting held on 25 April 2005.

As part of these arrangements, on 28 April 2005 the Company issued 6 million New Shares to PCL at a subscription price of 600 pence per share. The total subscription price paid by PCL to the Company under the Subscription Agreement was (Pounds)36.0 million. This amount was paid upon completion of the allotment of shares to PCL.

On 6 December 2004, the Company issued 9,874,679 ordinary shares on conversion of (Pounds)39.4 million nominal of the 2011 convertible bonds.

Options over ordinary shares

During the year, 1,147,108 options were granted (2004: 1,327,094). No options were exercised during the year and 11,666 (2004: 14,674) lapsed.

At 31 December 2005, 7,896,498 (2004: 6,761,056) options to subscribe for ordinary shares were outstanding, as detailed below:

                            Options   Options  Options           31 December 31 December
                            granted  exercised lapsed  Exercise     2005        2004
             Latest         in the    in the   in the    price     number      number
Issue date   exercise date   year      year     year   per share  in issue    in issue
----------   ------------- --------- --------- ------- --------- ----------- -----------
June 2001    June 2011             -     -          -   410.0p    2,798,773   2,798,773
June 2001    June 2011             -     -          -   405.5p       28,359      28,359
April 2002   April 2012            -     -          -   335.0p       14,476      14,476
April 2002   April 2012            -     -          -   334.5p    1,333,476   1,333,476
March 2003   March 2013            -     -          -   397.50       18,616      18,616
March 2003   March 2013            -     -          -   392.75    1,183,570   1,183,570
October 2003 October 2013          -     -      4,969   493.0p       51,723      56,692
March 2004   March 2014            -     -        861   479.0p    1,292,882   1,293,743
March 2004   March 2014            -     -          -   492.0p       33,351      33,351
March 2005   March 2015    1,117,696     -      5,836   564.0p    1,111,860           -
March 2005   March 2015       29,412     -          -   569.5p       29,412           -
                           1,147,108     -     11,666             7,896,498   6,761,056

For all options in issue, the performance target is for growth in the Company's net asset value per ordinary share to exceed the growth in the Retail Prices Index plus 4% per annum over the 3 years from the date of grant.

The performance target has been met for all options issued by the end of March 2003.

For options issued in October 2003 and March 2004, if the performance target is not met on the 3rd anniversary of the grant date, they may be re-tested every 6 months up to 6 years from grant.

For the options issued in March 2005, if the performance target is not met on the 3rd anniversary of the grant date, they lapse (i.e. there will be no re-testing of the performance condition).

Share-based payments

The weighted average fair value of options granted during the year was 162p (2004: 147p). The range of exercise prices for options outstanding at the year-end was 334.5p to 569.5p (2004: 334.5p to 493.0p). The weighted average exercise price of options in issue at the year end was 492.1p (2004: 402.5p). All options in issue will be equity-settled.

The mid-market price of shares at 31 December 2005 was 716.5p and the range during the year was 554.0p to 720.5p.

21 Share capital continued

The fair value of equity-settled share options granted is estimated as at the date of grant using a stochastic model, taking into account the terms and conditions upon which the options were granted.

The following table lists the inputs to the model used for the years ended 31 December 2005 and 31 December 2004.

                                     2005 2004
                                     ---- ----
Dividend yield (%)                     0    0
Expected share price volatility (%)   19   21
Historical volatility (%)             19   21
Risk-free interest rate (%)          4.8  4.5
Expected life of options (years)     5.7  5.7
Weighted average share price (pence) 570  492

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

No other features of options grant were incorporated into the measurement of fair value.

22 Share premium account

                                                    31 December 2005          31 December 2004
                                                ------------------------- -------------------------
                                                   Group       Company       Group       Company
                                                (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
                                                ------------ ------------ ------------ ------------
Balance brought forward                            72,622       72,622       43,114       43,114
Premium on shares issued on conversion of bonds         -            -       29,508       29,508
Premium on issue of shares via placing             29,508       29,508            -            -
Balance carried forward                           102,130      102,130       72,622       72,622

23 Capital redemption reserve

                                                31 December 2005          31 December 2004
                                            ------------------------- -------------------------
                                               Group       Company       Group       Company
                                            (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
                                            ------------ ------------ ------------ ------------
Balance brought forward and carried forward    3,204        3,204        3,204        3,204

This reserve represents the nominal amount of the Company's own shares that have been purchased for cancellation. The amounts included in this reserve represent transfers from the Company's share capital account. In the year ended 30 June 1999, 3,204,171 shares were purchased for cancellation.

24 Share purchase reserve

                                                31 December 2005          31 December 2004
                                            ------------------------- -------------------------
                                               Group       Company       Group       Company
                                            (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
                                            ------------ ------------ ------------ ------------
Balance brought forward and carried forward    92,054       92,054       92,054       92,054

On 24 June 1998, the Company obtained permission from the High Court to cancel its share premium account (in existence at that date) and set up a new distributable reserve, the share purchase reserve, against which the cost of purchasing the Company's own shares for cancellation can be debited.

25 Share option reserve

                                                 31 December  31 December
                                                     2005         2004
                                                 ------------ ------------
                                       Group       Company       Group       Company
                                    (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
                                    ------------ ------------ ------------ ------------
Balance brought forward                1,250        1,250          343          343
Fair value charge re options issued    1,425        1,425          907          907
Balance carried forward                2,675        2,675        1,250        1,250

The Group's share option reserve represents the fair value amounts in respect of options issued that have been charged through the income statement of SVG Advisers Limited. The Company's share option reserve represents the corresponding amount included in SVG Capital's accounts as a contribution to subsidiaries (note 16).

26 Convertible loans - equity

                                    31 December 2005          31 December 2004
                                ------------------------- ------------------------
                                   Group       Company       Group       Company
                                (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
                                ------------ ------------ ------------ ------------
Balance brought forward            7,446        7,446        14,779       14,779
Released on conversion of bonds        -            -        (7,333)      (7,333)
Balance carried forward            7,446        7,446         7,446        7,446

This reserve represents the equity component of the convertible loan notes detailed in note 19.

27 Capital reserves

                              31 December 2005          31 December 2004
                          ------------------------- -------------------------
                                                       Group       Company
                             Group       Company     (restated)   (restated)
                          (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
                          ------------ ------------ ------------ ------------
  Balance brought forward   422,945      423,340      289,046      289,178
  Profit for the year       142,274      143,304      133,899      134,162
  Balance carried forward   565,219      566,644      422,945      423,340

This reserve represents cumulative capital profits. As an investment trust (defined by the Income and Corporation Taxes Act 1988), the Company is prohibited by its articles of association from distributing as dividend any surpluses arising from the realisation of investments.

28 Revenue reserve

                                31 December 2005          31 December 2004
                            ------------------------  ------------------------
                                                         Group       Company
                               Group       Company     (restated)   (restated)
                            (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
                            ------------ ------------ ------------ ------------
 Balance brought forward      (13,201)     (10,746)      (8,126)      (6,256)
 Profit/(loss) for the year    14,300       14,741       (5,075)      (4,490)
 Balance carried forward        1,099        3,995      (13,201)     (10,746)

As an investment company (defined by the Companies Act 1985, as amended), the Company's revenue reserve represents its profits available for distribution.

29 Net asset value per ordinary share

                            2005                      2004
                  ------------------------- -------------------------
                                               Group       Company
                     Group       Company     (restated)   (restated)
                  (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
                  ------------ ------------ ------------ ------------
          Basic      702.1p       705.4p       578.5p       580.8p
          Diluted    667.8p       670.7p       558.2p       560.2p

Calculation of the net asset values per share are based on Group net assets attributable to equity shareholders of (Pounds)902,357,000 (31 December 2004:
(Pounds)708,850,000), Company net assets of (Pounds)906,678,000 (31 December 2004: (Pounds)711,700,000) and on 128,529,853 (31 December 2004: 122,529,853)
ordinary shares in issue at the year end.

The Group and Company diluted net asset values per share assume the (Pounds)49.0 million nominal 2013 convertible bonds are converted at the balance sheet date at an exercise price of 480p into 10,208,333 new shares (31 December 2004: 10,208,333 new shares), removing debt of (Pounds)42,989,000 (2004: (Pounds)42,374,000) from the balance sheet.

The Group and Company diluted net asset values per share also assume that share options (note 21) with a strike price lower than the undiluted net asset value per share are exercised at the balance sheet date. This would result in the issue of 7,896,498 ordinary shares (31 December 2004: 6,761,056) for consideration of (Pounds)33,871,000 (31 December 2004: (Pounds)27,462,000).

Therefore, the calculation of the diluted net asset values per share are based on Group net assets attributable to equity shareholders of (Pounds)979,217,000 (31 December 2004: (Pounds)778,686,000), Company net assets of (Pounds)983,538,000 (31 December 2004: (Pounds)781,536,000) and on 146,634,684
ordinary shares (31 December 2004: 139,499,242) in issue at the year end.

30 Reconciliation of operating profit to net cash inflow from operating activities

                                                             Year         Year         Year         Year
                                                            ended        ended        ended        ended
                                                         31 December  31 December  31 December  31 December
                                                             2005         2005         2004         2004
                                                            Group       Company       Group       Company
                                                         (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
                                                         ------------ ------------ ------------ ------------
Profit/(loss) from operations                               18,772       19,088         (596)        (101)
Adjustments for:
Depreciation of property, plant and equipment                  193            -           78            -
Share option expense                                         1,425            -          907            -
Operating cash flows before movements in working capital    20,390       19,088          389         (101)
(Increase)/decrease in receivables                            (813)        (726)       1,448          517
Increase/(decrease) in payables                                158       (1,939)         731           53
Cash generated by operations                                19,735       16.423        2,568          469
Taxes (paid)/recovered                                        (244)        (267)         (31)          84
Interest paid                                               (3,357)      (3,357)      (5,223)      (5,223)
Net cash from/(used) in operating activities                16,134       12,799       (2,686)      (4,670)

Purchases and sales of investments are considered to be investing activities rather than operating activities.

31 Analysis of changes in net debt

                                                                                                               Net cash/
                                                                       Cash and      Short-term   Long-term
For the year ended 31 December 2005                                cash equivalents     debt         debt        (debt)
Group                                                                (Pounds)'000   (Pounds)'000 (Pounds)'000 (Pounds)'000
-----------------------------------                                ---------------- ------------ ------------ ------------
Balance brought forward                                                 25,148           -         (42,374)     (17,226)
Foreign exchange movements                                                (617)          -               -         (617)
Debt conversion                                                              -           -               -            -
Amortisation of issue and listing costs and convertible premium to
  redemption                                                                 -           -            (615)        (615)
Cash flow                                                              180,475           -               -      180,475
Balance carried forward                                                205,006           -         (42,989)     162,017

                                                                       Cash and      Short-term   Long-term    Net cash/
For the year ended 31 December 2004                                cash equivalents     debt         debt        (debt)
Group                                                                (Pounds)'000   (Pounds)'000 (Pounds)'000 (Pounds)'000
-----------------------------------                                ---------------- ------------ ------------ ------------
Balance brought forward                                                 47,668           -         (74,312)     (26,644)
Foreign exchange movements                                                  37           -               -           37
Debt conversion                                                              -           -          32,067       32,067
Amortisation of issue and listing costs and convertible premium to
  redemption                                                                 -           -            (129)        (129)
Cash flow                                                              (22,557)          -               -      (22,557)
Balance carried forward                                                 25,148           -         (42,374)     (17,226)

                                                                       Cash and      Short-term   Long-term    Net cash/
For the year ended 31 December 2005                                cash equivalents     debt         debt        (debt)
Company                                                              (Pounds)'000   (Pounds)'000 (Pounds)'000 (Pounds)'000
-----------------------------------                                ---------------- ------------ ------------ ------------
Balance brought forward                                                 11,445           -         (42,374)     (30,929)
Foreign exchange movements                                                (551)          -               -         (551)
Debt conversion                                                              -           -               -            -
Amortisation of issue and listing costs and convertible premium to
  redemption                                                                 -           -            (615)        (615)
Cash flow                                                              159,208           -               -      159,208
Balance carried forward                                                170,102           -         (42,989)     127,113

                                                                       Cash and      Short-term   Long-term    Net cash/
For the year ended 31 December 2004                                cash equivalents     debt         debt        (debt)
Company                                                              (Pounds)'000   (Pounds)'000 (Pounds)'000 (Pounds)'000
-----------------------------------                                ---------------- ------------ ------------ ------------
Balance brought forward                                                 42,487           -         (74,312)     (31,825)
Foreign exchange movements                                                 187           -               -          187
Debt conversion                                                              -           -          32,067       32,067
Amortisation of issue and listing costs and convertible premium to
  redemption                                                                 -           -            (129)        (129)
Cash flow                                                              (31,229)          -               -      (31,229)
Balance carried forward                                                 11,445           -         (42,374)     (30,929)

32 Related party transactions

Nicholas Ferguson is a member of the Advisory Committees of certain of the Permira funds in which the Company invests.

Nicholas Ferguson and members of his family and Andrew Williams have an interest in the Carried Interest in respect of certain private equity funds. With the introduction of the Executive Share Option Plan in May 2001, Nicholas Ferguson and Andrew Williams gave up a portion of their entitlement to Carried Interest on existing private equity funds and any entitlement they may have to Carried Interest on certain private equity funds launched after 2001 in return for share options granted by the Company under the Executive Share Option Plan. Nicholas Ferguson and Andrew Williams also participate in the Schroder Ventures Co-Investment Scheme and Schroder Ventures Investments Limited. They have received no new carried interest allocations and made no new commitments since they joined SVG Capital in 2001.

Damon Buffini has a material interest in contracts entered into by the Company with Permira during the year as more fully described in the Report of the Directors.

No other Director has any material interest in any other contract that is significant to the Company's business.

The Directors are the only key management personnel of the Company. Details of their remuneration are included in the Remuneration Report.

On 8 May 2003, SVG Advisers Limited ("SVGA"), a wholly owned subsidiary of SVG Capital plc, assigned a debt in respect of a future revenue stream for
(Euro)2.28 million due from Schroder Investment Management (Ireland) Limited to SVG Capital plc for consideration of (Euro)2.28 million. The loan was fully repaid during the year.

In July 2005, the Company invested (Pounds)15 million (representing a 21% interest) in Strategic Equity Capital plc ("SEC"), a UK-listed investment trust managed by SVG Investment Managers Limited ("SVG IM"), a wholly-owned subsidiary of SVG Capital plc. SVG IM earned management fees of (Pounds)0.2 million (2004: nil) during the year from SEC, of which (Pounds)0.1 million (2004: nil) was outstanding at the year-end.

In March 2005, the Company transferred interests in some of its private equity funds to SVG Diamond Holdings Limited ("Diamond I"), a fund in which the Company holds a 36% equity interest and SVG Advisers Limited is the Investment Adviser. In particular, the Company made full or partial transfers of the following funds: Permira UK III; Schroder Canadian Buy-Out Fund II; SV Life Sciences Fund; SV Life Sciences Fund II; and SV Investments Fund I. These funds were all transferred at fair value, for total proceeds of (Pounds)25 million.

The Company has warehoused various private equity fund investments for subsequent transfer to Diamond I and SVG Diamond Holdings II Limited ("Diamond II"). SVG Capital plc is a significant investor in both these funds (Diamond II closed on 22 February 2006), which are also advised by SVGA, a wholly-owned subsidiary. All funds warehoused by SVG Capital plc were subject to forward sale agreements whereby they would be transferred, subject to compliance with the investment guidelines of Diamond I and II, at cost plus an interest charge, based on 6 month Euribor plus a margin of 2% per annum.

During the year the Company made primary commitments to four private equity funds that were subsequently transferred to Diamond I. No calls were made on these funds prior to transfer and therefore no consideration was involved.

The Company also made six primary commitments to, and eight secondary purchases of, private equity funds. The total cost of these fund investments amounted to (Pounds)40.6 million (2004: nil) at 31 December 2005 (note 17). Interest of (Pounds)0.6 million (2004: nil) was accrued at the year-end. Diamond II closed on 22 February 2006 and the funds are in the process of being transferred.

During the year SVGA received (Euro)1.5 million of BBB-rated Diamond I Loan Notes, as part of its ongoing investment advisory fee arrangements. These Notes were purchased from SVGA by SVG Capital plc at par value on the date of issue, as the holding of investments is the main activity of the parent company. In addition, SVGA received investment advisory fees in cash during the year from Diamond I of (Euro)1.6 million (2004: nil).

At 31 December 2005, the Company had an uncalled commitment of (Euro)51.4 million (2004: 50.3 million) to Diamond I (note 20).

There were no dividends paid by subsidiaries during the year (2004: none).

33 Risk

Financial instruments and risk profile

The Company's principal investment objective is to achieve capital appreciation by investing primarily in an international portfolio of buy-out and development capital funds, which are managed or advised by Schroder Ventures or Permira. These investments are typically illiquid. In addition, the Company holds money market instruments, cash and short-term deposits and various items such as debtors and creditors that arise directly from its operations. These financial instruments held by the Company are generally liquid.

The holding of securities, investing activities and associated financing undertaken pursuant to this objective involves certain inherent risks. Events may occur that would result in either a reduction in the Company's net assets or a reduction of revenue profits available for dividend.

As an investment trust, the Company invests in securities for the long term. The Company has not taken out any derivatives contracts to date.

Financial instruments

(a) Financial assets of the Group

                                                       Floating      Fixed     Non-interest
                                                         rate         rate       bearing       Total
                                                     (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
                                                     ------------ ------------ ------------ ------------
Currency denomination of assets at 31 December 2005:
Sterling                                                45,191            -       41,456       86,647
Euro                                                    31,553      127,315      520,164      679,032
US dollar                                                  922            -      153,279      154,201
Japanese yen                                                 -            -       30,160       30,160
Canadian dollar                                             25            -        4,196        4,221
                                                        ------      -------      -------      -------
                                                        77,691      127,315      749,255      954,261
                                                        ------      -------      -------      -------

                                                       Floating      Fixed     Non-interest
                                                         rate         rate       bearing       Total
                                                     (Pounds)'000 (Pounds)'000 (Pounds)'000 (Pounds)'000
                                                     ------------ ------------ ------------ ------------
Currency denomination of assets at 31 December 2004:
Sterling                                                23,814            -       24,899       48,713
Euro                                                     1,306            -      551,096      552,402
US dollar                                                   12            -      122,228      122,240
Japanese yen                                                 -            -       23,752       23,752
Canadian dollar                                             16            -       11,687       11,703
                                                        ------      -------      -------      -------
                                                        25,148            -      733,662      758,810
                                                        ------      -------      -------      -------

Non-interest bearing assets represent the Funds and co-investments, and other short-term debtors. Floating rate financial assets consist of short-term deposits and money market funds. Fixed rate financial assets comprise Treasury Bills, which have a known yield to redemption. All financial assets are included at fair value.

(b) Financial liabilities of the Group

The Company issued (Pounds)49.0 million nominal of 10 year 4.5% Subordinated Convertible Bonds in the year ended 31 December 2003. The Company does not have any other borrowings at the balance sheet date, although it does have in place a loan facility of (Euro)285 million with The Royal Bank of Scotland plc and HBOS plc.

The 2013 Bonds are included in the balance sheet at (Pounds)43.0 million. This compares to a fair value estimate of (Pounds)73.0 million (note 19).

The main risk arising from the Company's financial instruments is valuation risk. The Board reviews and agrees policy for managing this risk as summarised below. This policy has remained substantially unchanged since the launch of the Company.

33 Risk continued

Currency risk

The Company is exposed to currency risk directly since the majority of its assets and liabilities are denominated in foreign currency and their sterling value can be significantly affected by movements in foreign exchange rates. The Company does not normally hedge against foreign currency movements affecting the value of its investments, but takes account of this risk when making investment decisions. The Company does have a (Euro)285 million loan facility which, if drawn, would act as a hedge against the currency risk on the value of its euro-denominated assets.

Interest rate risk

The Company's revenue will be affected by changes in prevailing interest rates since the majority of its income ordinarily derives from money market instruments and bank deposit interest. It also pays interest on short-term loans that may be taken out from time to time. The effect of interest rate changes on the valuation of investments and debt forms part of valuation risk, which is considered separately below.

At 31 December 2005, the Company held investments in money market funds valued at (Pounds)40.7 million (2004: (Pounds)11.0 million), earning interest at market rates. The money market funds were redeemable on less than 24 hours notice. Other floating rate financial assets comprised cash at bank or short-term deposits.

At 31 December 2005, the Company held investments in short-dated treasury bills valued at (Pounds)127.3 million (2004: nil), earning interest at a weighted average rate of 2.1%. The treasury bills had maturity dates ranging from 5 January 2006 to 23 February 2006.

Valuation/market price risk

The Company's exposure to valuation risk comprises mainly movements in the value of its underlying investments. A breakdown of the Fund portfolio is given on pages 18 to 20 and a detailed analysis of the 20 largest underlying companies is given on pages 11 to 15. In accordance with the Company's accounting policies, set out on pages 45 to 49, all underlying investments are valued at fair value by the Directors in accordance with the current International Private Equity and Venture Capital Valuation Guidelines ("IPEVC"). The IPEVC guidelines contain detailed methodology setting out best practice with respect to valuing unquoted investments. The Company does not hedge against movements in the value of these investments. Uncertainty arises as a result of future changes in the valuation of the Company's underlying investments, the majority of which are unquoted, and the effect changes in exchange rates may have in the sterling value of these investments. Development-stage equity investments and early-stage equity investments, by their nature, involve uncertainty as to the ultimate value likely to be realised on the disposal of those investments, particularly as their unquoted nature means that a ready market may not exist for them.

The Company's sensitivity to valuation risk will be affected by changes in levels of borrowing and liquidity, as approved by the Board. At 31 December 2005, a 10% movement in the valuation of the Group's investments designated as fair value through profit and loss, would result in a 8% change in net asset value per share.

The Board manages valuation risk by reviewing and approving the valuation of the private equity fund portfolio.

Commitment/liquidity risk

The nature of investing in buy-out and development capital funds entails making significant financial commitments, as shown in note 20. At 31 December 2005, the Group had significant uncalled commitments of (Pounds)364.1 million (2004:
(Pounds)464.5 million), compared to its consolidated net assets of (Pounds)903.0 million (2004: (Pounds)709.4 million). As noted in the Chairman's statement, the Company is considering making a substantial commitment to Permira's next private equity fund, Permira IV, which will be launched shortly.

It is anticipated that over the longer term, and in normal circumstances, commitments would be financed by distributions received on the realisation of existing investments. In addition, the Group had a (Euro)285 million loan facility at the year-end that could be drawn on to meet commitments as they fall due. In order to support the Company's proposed commitment to Permira IV, the Board is considering funding options, including increasing its current bank facility and issuing long-term debt (see note 18). However, a residual risk remains that the Group could be unable to meet its future commitments in full. If as a consequence of a failure to pay a call, the Company is treated as a defaulting investor under the relevant Fund, it will suffer a resultant dilution in interest and possibly the compulsory sale of its interest.

The Board manages liquidity risk by regularly reviewing cash flow forecasts and available funding options. Commitments to fund investments are reviewed by the Investment Committee and approved by the Board.

33 Risk continued

Holdings risk

In certain circumstances, the Company may wish to transfer its holdings in particular Funds. In a majority of the Funds in which the Company will invest, the general partner, trustee or manager has the ultimate right, similar to that exercisable by a board of a private company, to refuse to register the transfer of an interest. While the Company has no reason to believe that any request for the transfer of an interest would be refused, it is of course conceivable that the general partner's, trustee's or manager's overriding fiduciary duty could result in its refusing to register a particular transfer proposed by the Company.

Concentration risk

The Directors believe that the diversified nature of the Company's portfolio and the number of underlying investments in the Funds reduces the risks normally associated with making investments in the buy-out and development capital markets. However, it should be noted that the Company intends to focus future investments on a smaller number of private equity managers, particularly Permira. As outlined in note 9, the future performance of the Company will therefore be largely dependent on the future performance of the Permira Funds in which we invest. The Directors believe that this represents an opportunity, but investors should also be aware that greater concentration of the investment portfolio also presents a risk.

Following a review of its future investment policy during the year, the Board concluded that the Company's core focus should remain on international private equity and, within that, its primary focus should be on Europe and, to a lesser extent, Japan. While the Company will continue to have valuable commitments in the US in smaller company buy-outs and in the life sciences sectors, the Board believes that the buy-out markets of Europe and Japan will provide excellent investment opportunities over the next five to ten years.

Within these two markets the Board has decided to concentrate the Company's investments with our existing, highly rated investment advisers, Permira and MKS Advisers. SVG Capital plc has therefore entered into agreements with Permira (referred to in the Report of the Directors and approved by shareholders on 25 April 2005), which give the Company full access to the next two funds which Permira is expected to raise, Permira IV and Permira V, and which strengthen the Company's long-standing relationship with Permira.

34 Explanation of transition to IFRSs (Group)

The reconciliations of equity at 1 January 2004 (date of transition to IFRS) and at 31 December 2004 (date of last UK GAAP financial statements) and the reconciliation of profit for 2004 are required by IFRS 1 First-time adoption of International Financial Reporting Standards in the year of transition.

Reconciliation of Group equity at 1 January 2004 (date of transition to IFRSs)

                                                            IFRS format    UK GAAP
                                                            adjustments    in IFRS
                                                 UK GAAP        only        format
                                               (Pounds)'000 (Pounds)'000 (Pounds)'000
                                               ------------ ------------ ------------
Fixed assets                                                                          Non-current assets
Tangible fixed assets                                399             -         399    Property, plant and equipment
Fixed asset investments
Funds and co-investments                         560,287      (560,287)
Listed UK equities                                 8,184        (8,184)
Money market instruments                          41,877       (41,877)
                                                               568,471     568,471    Investments designated as fair
                                                                                      value through profit and loss
                                                 610,348       (41,877)    568,870
Current assets                                                                        Current assets
Debtors                                            6,718             -       6,718    Other receivables
Cash at bank                                       5,791        41,877      47,668    Cash and cash equivalents
                                                  12,509        41,877      54,386
                                                                     -     623,256    Total assets
Current liabilities                                                                   Current liabilities
Creditors: amounts falling due within one year    (8,111)            -      (8,111)   Other payables
Net current assets                                 4,398
Total assets less current liabilities            615,145             -     615,145    Total assets less current liabilities
                                                                                      Non-current liabilities
Creditors: due after more than one year          (88,108)       88,108
                                                               (87,619)    (87,619)   Convertible loan notes
                                                                  (489)       (489)   Deferred staff compensation
Minority interest - non-equity                      (100)          100
Minority interest - equity                          (319)          319
Net assets                                       526,618           419     527,037    Net assets
Capital and reserves                                                                  Equity
Called up share capital                          112,655             -     112,655    Called up share capital
Share premium account                             43,114             -      43,114    Share premium account
Capital redemption reserve                         3,204             -       3,204    Capital redemption reserve
Share purchase reserve                            92,054             -      92,054    Share purchase reserve
Capital reserve                                  281,902             -     281,902    Capital reserve
Revenue reserve                                   (6,311)            -      (6,311)   Revenue reserve
                                                                           526,618    Equity attributable to equity
                                                                                      holders of the parent
                                                                   419         419    Minority interest
Equity shareholders' funds                       526,618           419     527,037    Total equity
Net asset value per ordinary share
- undiluted                                       467.5p             -      467.5p
- diluted                                         458.7p             -      458.7p

Notes to the reclassification of Group equity at 1 January 2004

(a) Fixed asset investments, other than money market instruments, have been reclassified as investments designated as fair value through profit and loss under IFRS.

(b) The definition of gross cash differs between UK GAAP and IFRS. Under
UK GAAP cash comprises cash on hand and only demand deposits. IFRS includes short-term highly liquid investments, i.e. those that can be turned into cash with insignificant changes in value, within cash equivalents. Consequently, investments in money market instruments have been reclassified as cash equivalents under IFRS.

34 Explanation of transition to IFRSs (Group) continued

Reconciliation of Group equity at 1 January 2004 (date of transition to IFRSs)

                                                                UK GAAP       UK GAAP
                                                             in IFRS format Adjustments      IFRS
                                                              (Pounds)'000  (Pounds)'000 (Pounds)'000
                                                             -------------- ------------ ------------
Non-current assets
Property, plant and equipment                                       399             -          399
Investments designated as fair value through profit and loss    568,471         7,144      575,615
                                                                -------        ------      -------
                                                                568,870                    576,014
                                                                -------        ------      -------
Current assets
Other receivables                                                 6,718             -        6,718
Cash and cash equivalents                                        47,668             -       47,668
                                                                 54,386                     54,386
                                                                -------        ------      -------
Total assets                                                    623,256                    630,400
                                                                -------        ------      -------
Current liabilities
Other payables                                                   (8,111)            -       (8,111)
                                                                -------        ------      -------
Total assets less current liabilities                           615,145                    622,289
                                                                -------        ------      -------
Non-current liabilities
Convertible loan notes                                          (87,619)       13,307      (74,312)
Deferred staff compensation                                        (489)            -         (489)
                                                                -------        ------      -------
Net assets                                                      527,037        20,451      547,488
                                                                -------        ------      -------
Equity
Called up share capital                                         112,655             -      112,655
Share premium account                                            43,114             -       43,114
Capital redemption reserve                                        3,204             -        3,204
Share purchase reserve                                           92,054             -       92,054
Share option reserve                                                  -           343          343
Convertible loan notes - equity                                       -        14,779       14,779
Capital reserve                                                 281,902         7,144      289,046
Revenue reserve                                                  (6,311)       (1,815)      (8,126)
Equity attributable to equity holders of the parent             526,618                    547,069
Minority interest                                                   419             -          419
                                                                -------        ------      -------
Total equity                                                    527,037        20,451      547,488
                                                                -------        ------      -------
Net asset value per ordinary share
- undiluted                                                      467.5p         18.1p       485.6p
- diluted                                                        458.7p          6.3p       465.0p

Notes to the reconciliation of Group equity at 1 January 2004

(a) The valuation of investments designated as fair value through profit and loss has increased, mainly due to the adjustment of fund valuations for the removal of discounts previously applied to quoted companies held in fund investments. This treatment is in accordance with IAS 39 'Financial instruments: recognition and measurement'.

(b) The 'embedded option' elements of the Company's convertible loan notes have been transferred to equity. The equity component has been measured at the date of issue. The remaining liability represents the carrying amount to maturity of a 'straight bond' with a 4.5% coupon and maturity dates of 2011 and 2013, measured at amortised cost using the effective interest method. This treatment is in accordance with IAS 39 'Financial instruments recognition and measurement'.

(c) A charge to profit and loss has been made in respect of the value of share options issued since 7 November 2002 for the relevant period to 31 December 2003. This treatment is in accordance with IFRS 2 'Share-based Payment'.

34 Explanation of transition to IFRSs (Group) continued

Reconciliation of Group equity at 31 December 2004 (date of last UK GAAP financial statements)

                                                                   IFRS format    UK GAAP
                                                                   adjustments    in IFRS
                                                        UK GAAP        only        format
                                                      (Pounds)'000 (Pounds)'000 (Pounds)'000
                                                      ------------ ------------ ------------
Fixed assets                                                                                 Non-current assets
Tangible fixed assets                                                                        Property, plant and
                                                          1,161             -       1,161    equipment
Fixed asset investments
Funds and co-investments                                688,198      (688,198)
Listed UK equities                                       15,179       (15,179)
Money market instruments                                 10,987       (10,987)
                                                                                             Investments designated as
                                                                                             fair value through profit and
                                                                      703,377     703,377    loss
                                                                           74          74    Deferred tax asset
                                                        714,364       (10,913)    704,612
Current assets                                                                               Current assets
Debtors                                                   4,390             -       4,390    Other receivables
Cash at bank                                             14,161        10,987      25,148    Cash and cash equivalents
                                                         18,551        10,987      29,538
                                                                           74     734,150    Total assets
Current liabilities                                                                          Current liabilities
Creditors: amounts falling due within one year           (7,763)            -      (7,763)   Other payables
Net current assets                                       10,788
Debtors: amounts falling due after more than one year        74           (74)
Total assets less current liabilities                                                        Total assets less current
                                                        726,387             -     726,387    liabilities
                                                                                             Non-current liabilities
Creditors: due after more than one year                 (49,479)       49,479
                                                                      (48,926)    (48,926)   Convertible loan notes
                                                                         (553)       (553)   Deferred staff compensation
Minority interest - non-equity                             (100)          100
Minority interest - equity                                 (405)          405
Net assets                                              676,403           505     676,908    Net assets
Capital and reserves                                                                         Equity
Called up share capital                                 122,530             -     122,530    Called up share capital
Share premium account                                    72,622             -      72,622    Share premium account
Capital redemption reserve                                3,204             -       3,204    Capital redemption reserve
Share purchase reserve                                   92,054             -      92,054    Share purchase reserve
Capital reserve                                         397,050             -     397,050    Capital reserve
Revenue reserve                                         (11,057)            -     (11,057)   Revenue reserve
                                                                                             Equity attributable to equity
                                                                                  676,403    holders of the parent
                                                                          505         505    Minority interest
Equity shareholders' funds                              676,403           505     676,908    Total equity
Net asset value per ordinary share
- undiluted                                              552.0p             -      552.0p
- diluted                                                539.7p             -      539.7p

Notes to the reclassification of Group equity at 31 December 2004

(a) Fixed asset investments, other than money market instruments, have been reclassified as investments designated as fair value through profit and loss under IFRS.

(b) The definition of gross cash differs between UK GAAP and IFRS. Under
UK GAAP cash comprises cash on hand and only demand deposits. IFRS includes short-term highly liquid investments, i.e. those that can be turned into cash with insignificant changes in value, within cash equivalents. Consequently, investments in money market instruments have been reclassified as cash equivalents under IFRS.

34 Explanation of transition to IFRSs (Group) continued

Reconciliation of Group equity at 31 December 2004 (date of last UK GAAP financial statements)

                                                                UK GAAP         IFRS
                                                             in IFRS format Adjustments      IFRS
                                                              (Pounds)'000  (Pounds)'000 (Pounds)'000
                                                             -------------- ------------ ------------
Non-current assets
Property, plant and equipment                                     1,161             -        1,161
Investments designated as fair value through profit and loss    703,377        25,895      729,272
Deferred tax asset                                                   74             -           74
                                                                -------                    -------
                                                                704,612                    730,507
                                                                -------                    -------
Current assets
Other receivables                                                 4,390             -        4,390
Cash and cash equivalents                                        25,148             -       25,148
                                                                 29,538             -       29,538
                                                                -------                    -------
Total assets                                                    734,150                    760,045
                                                                -------                    -------
Current liabilities
Other payables                                                   (7,763)            -       (7,763)
                                                                -------                    -------
Total assets less current liabilities                           726,387                    752,282
                                                                -------                    -------
Non-current liabilities
Convertible loan notes                                          (48,926)        6,552      (42,374)
Deferred staff compensation                                        (553)            -         (553)
Net assets                                                      676,908        32,447      709,355
Equity
Called up share capital                                         122,530             -      122,530
Share premium account                                            72,622             -       72,622
Capital redemption reserve                                        3,204             -        3,204
Share purchase reserve                                           92,054             -       92,054
Share option reserve                                                  -         1,250        1,250
Convertible loan notes - equity reserve                               -         7,446        7,446
Capital reserve                                                 397,050        25,895      422,945
Revenue reserve                                                 (11,057)       (2,144)     (13,201)
Equity attributable to equity holders of the parent             676,403                    708,850
Minority interest                                                   505             -          505
                                                                -------        ------      -------
Total equity                                                    676,908        32,447      709,355
                                                                -------        ------      -------
Net asset value per ordinary share
- undiluted                                                      552.0p         26.5p       578.5p
- diluted                                                        539.7p         18.5p       558.2p

Notes to the reconciliation of Group equity at 31 December 2004

(a) The valuation of investments designated as fair value through profit and loss has increased, mainly due to the adjustment of fund valuations for the removal of discounts previously applied to quoted companies held in fund investments. This treatment is in accordance with IAS 39 'Financial instruments: recognition and measurement'.

(b) The 'embedded option' elements of the Company's convertible loan notes have been transferred to equity. The equity component has been measured at the date of issue. The remaining liability represents the carrying amount to maturity of a 'straight bond' with a 4.5% coupon and maturity dates of 2013, measured at amortised cost using the effective interest method. This treatment is in accordance with IAS 39 'Financial instruments recognition and measurement'.

(c) A charge to profit and loss has been made in respect of the value of share options issued since 7 November 2002 for the relevant period to 31 December 2004. This treatment is in accordance with IFRS 2 'Share-based Payment'.

34 Explanation of transition to IFRSs (Group) continued

Reconciliation of Group profit for the year ended 31 December 2004

                                                                                    IFRS
                                                                     UK GAAP    Adjustments      IFRS
                                                                   (Pounds)'000 (Pounds)'000 (Pounds)'000
                                                                   ------------ ------------ ------------
Gains on investments - gains on fair value through profit and loss   116,130       18,669      134,799
Exchange (losses)/gains on liquid assets                                 (45)          82           37
                                                                     -------       ------      -------
                                                                     116,085       18,751      134,836
                                                                     -------       ------      -------
Operating income
Investment income                                                      2,212            -        2,212
Other operating income                                                 8,959            -        8,959
                                                                     -------       ------      -------
                                                                      11,171            -       11,171
                                                                     -------       ------      -------
Operating expenses
Administrative expenses                                               (9,932)        (907)     (10,839)
Other operating expenses                                                (928)           -         (928)
                                                                     -------       ------      -------
                                                                     (10,860)        (907)     (11,767)
                                                                     -------       ------      -------
Operating profit/(loss)                                                  311         (907)        (596)
Finance costs                                                         (5,980)         578       (5,402)
Profit before tax                                                    110,416       18,422      128,838
Tax                                                                       72            -           72
                                                                     -------       ------      -------
Profit for the year                                                  110,488       18,422      128,910
                                                                     -------       ------      -------

Notes to the reconciliation of Group profit for the year ended 31 December 2004

(a) Gains on fair value through profit and loss increased as a result of the removal of discounts previously applied to quoted companies held in fund investments. The portfolio had a higher exposure to quoted investments at 31 December 2004 than at 31 December 2003.

(b) A charge to profit and loss has been made in respect of the value of share options.

(c) A net credit adjustment to profit and loss has been made for a reversal of previous charges amortised in respect of the 2011 Bonds following their conversion in December 2004, which outweighs the additional interest charge in respect of the 2013 Bonds using the effective interest method.

Explanation of material adjustments to the Group cash flow statement for the year ended 31 December 2004

The transition from UK GAAP to IFRS has no effect upon the reported cash flows generated by the Group. The IFRS cash flow statement is presented in a different format from that required under UK GAAP with cash flows split into three categories of activities - operating activities, investing activities and financing activities. The reconciling items between the UK GAAP presentation and the IFRS presentation have no net impact on the cash flows generated.

In preparing the cash flow statement under IFRS, cash and cash equivalents include cash at bank and in hand, highly liquid interest bearing securities with original maturities of three months or less, and bank oversdrafts. Under UK GAAP highly liquid interest bearing securities were not classified as cash equivalents.

35 Explanation of transition to IFRSs (Company)

The reconciliations of equity at 1 January 2004 (date of transition to IFRS) and at 31 December 2004 (date of last UK GAAP financial statements) and the reconciliation of profit for 2004 are required by IFRS 1 First-time adoption of International Financial Reporting Standards in the year of transition.

Reconciliation of Company equity at 1 January 2004 (date of transition to IFRSs)

                                                       IFRS format    UK GAAP
                                                       adjustments    in IFRS
                                            UK GAAP        only        format
                                          (Pounds)'000 (Pounds)'000 (Pounds)'000
                                          ------------ ------------ ------------
Fixed asset investments                                                          Non-current assets
Funds and co-investments                    530,794      (530,794)
Listed UK equities                            8,184        (8,184)
Money market instruments                     41,877       (41,877)
                                                          538,978     538,978    Investments designated
                                                                                 as fair value through
                                                                                 profit and loss
Investment in subsidiaries                   35,538             -      35,538    Investment in
                                                                                 subsidiaries
                                            616,393       (41,877)    574,516
Current assets                                                                   Current assets
Debtors                                       3,190             -       3,190    Other receivables
Cash at bank                                    610        41,877      42,487    Cash and cash
                                                                                 equivalents
                                              3,800        41,877      45,677
                                                                -     620,193    Total assets
Current liabilities                                                              Current liabilities
Creditors: amounts falling due within one    (4,297)            -      (4,297)   Other payables
  year
Net current assets                             (497)
Total assets less current liabilities       615,896             -     615,896    Total assets less current
                                                                                 liabilities
                                                                                 Non-current liabilities
Creditors: due after more than one year     (87,619)       87,619
                                                          (87,619)    (87,619)   Convertible loan notes
Net assets                                  528,277             -     528,277    Net assets
Capital and reserves                                                             Equity
Called up share capital                     112,655             -     112,655    Called up share capital
Share premium account                        43,114             -      43,114    Share premium account
Capital redemption reserve                    3,204             -       3,204    Capital redemption
                                                                                 reserve
Share purchase reserve                       92,054             -      92,054    Share purchase reserve
Capital reserve                             282,034             -     282,034    Capital reserve
Revenue reserve                              (4,784)            -      (4,784)   Revenue reserve
Equity shareholders' funds                  528,277             -     528,277    Total equity
Net asset value per ordinary share
- undiluted                                  468.9p             -      468.9p
- diluted                                    460.0p             -      460.0p

Notes to the reclassification of Company equity at 1 January 2004

(a) Fixed asset investments, other than money market instruments, have been reclassified as investments designated as fair value through profit and loss under IFRS.

(b) The definition of gross cash differs between UK GAAP and IFRS. Under
UK GAAP cash comprises cash on hand and only demand deposits. IFRS includes short-term highly liquid investments, i.e. those that can be turned into cash with insignificant changes in value, within cash equivalents. Consequently, investments in money market instruments have been reclassified as cash equivalents under IFRS.

35 Explanation of transition to IFRSs (Company) continued

Reconciliation of Company equity at 1 January 2004 (date of transition to IFRSs)

                                                               UK GAAP
                                                               in IFRS        IFRS
                                                                format    Adjustments      IFRS
                                                             (Pounds)'000 (Pounds)'000 (Pounds)'000
                                                             ------------ ------------ ------------
Non-current assets
Investments designated as fair value through profit and loss   538,978        7,144      546,122
Investment in subsidiaries                                      35,538          343       35,881
                                                               -------       ------      -------
                                                               574,516                   582,003
                                                               -------       ------      -------
Current assets
Other receivables                                                3,190            -        3,190
Cash and cash equivalents                                       42,487            -       42,487
                                                                45,677                    45,677
                                                               -------       ------      -------
Total assets                                                   620,193                   627,680
                                                               -------       ------      -------
Current liabilities
Other payables                                                  (4,297)           -       (4,297)
Total assets less current liabilities                          615,896                   623,383
Non-current liabilities
Convertible loan notes                                         (87,619)      13,307      (74,312)
                                                               -------       ------      -------
Net assets                                                     528,277       20,794      549,071
                                                               -------       ------      -------
Equity
Called up share capital                                        112,655            -      112,655
Share premium account                                           43,114            -       43,114
Capital redemption reserve                                       3,204            -        3,204
Share purchase reserve                                          92,054            -       92,054
Share option reserve                                                 -          343          343
Convertible loan notes - equity                                      -       14,779       14,779
Capital reserve                                                282,034        7,144      289,178
Revenue reserve                                                 (4,784)      (1,472)      (6,256)
                                                               -------       ------      -------
Total equity                                                   528,277       20,794      549,071
                                                               -------       ------      -------
Net asset value per ordinary share
- undiluted                                                     468.9p        18.5p       487.4p
- diluted                                                       460.0p         6.4p       466.4p

Notes to the reconciliation of Company equity at 1 January 2004

(a) The valuation of investments designated as fair value through profit and loss has increased, mainly due to the adjustment of fund valuations for the removal of discounts previously applied to quoted companies held in fund investments. This treatment is in accordance with IAS 39 'Financial instruments: recognition and measurement'.

(b) The 'embedded option' elements of the Company's convertible loan notes have been transferred to equity. The equity component has been measured at the date of issue. The remaining liability represents the carrying amount to maturity of a 'straight bond' with a 4.5% coupon and maturity dates of 2011 and 2013, measured at amortised cost using the effective interest method. This treatment is in accordance with IAS 39 'Financial instruments recognition and measurement'.

(c) A capital contribution in subsidiaries has been made in respect of the value of share options issued since 7 November 2002 for the relevant period to 31 December 2003. This treatment is in accordance with IFRS 2 'Share-based Payment'.

35 Explanation of transition to IFRSs (Company) continued

Reconciliation of Company equity at 31 December 2004 (date of last UK GAAP financial statements)

                                                            IFRS format    UK GAAP
                                                            adjustments    in IFRS
                                                 UK GAAP        only        format
                                               (Pounds)'000 (Pounds)'000 (Pounds)'000
                                               ------------ ------------ ------------
Fixed asset investments                                                               Non-current assets
Funds and co-investments                         656,753      (656,753)
Listed UK equities                                15,179       (15,179)
Money market instruments                          10,987       (10,987)
                                                               671,932     671,932    Investments designated as fair
                                                                                      value through profit and loss
Investment in subsidiaries                        45,286             -      45,286
                                                 728,205       (10,987)    717,218
Current assets                                                                        Current assets
Debtors                                            1,835             -       1,835    Other receivables
Cash at bank                                         458        10,987      11,445    Cash and cash equivalents
                                                   2,293        10,987      13,280
                                                                           730,498    Total assets
Current liabilities                                                                   Current liabilities
Creditors: amounts falling due within one year    (3,569)            -      (3,569)   Other payables
Net current assets                                (1,276)
Total assets less current liabilities                                                 Total assets less current
                                                 726,929             -     726,929    liabilities
                                                                                      Non-current liabilities
Creditors: due after more than one year          (48,926)       48,926
                                                               (48,926)    (48,926)   Convertible loan notes
Net assets                                       678,003             -     678,003    Net assets
Capital and reserves                                                                  Equity
Called up share capital                          122,530             -     122,530    Called up share capital
Share premium account                             72,622             -      72,622    Share premium account
Capital redemption reserve                         3,204             -       3,204    Capital redemption reserve
Share purchase reserve                            92,054             -      92,054    Share purchase reserve
Capital reserve                                  397,445             -     397,445    Capital reserve
Revenue reserve                                   (9,852)            -      (9,852)   Revenue reserve
Equity shareholders' funds                       678,003             -     678,003    Total equity
Net asset value per ordinary share
- undiluted                                       553.3p             -      553.3p
- diluted                                         540.8p             -      540.8p

Notes to the reclassification of Company equity at 31 December 2004

(a) Fixed asset investments, other than money market instruments, have been reclassified as investments designated as fair value through profit and loss under IFRS.

(b) The definition of gross cash differs between UK GAAP and IFRS. Under
UK GAAP cash comprises cash on hand and only demand deposits. IFRS includes short-term highly liquid investments, i.e. those that can be turned into cash with insignificant changes in value, within cash equivalents. Consequently, investments in money market instruments have been reclassified as cash equivalents under IFRS.

35 Explanation of transition to IFRSs (Company) continued

Reconciliation of Company equity at 31 December 2004 (date of last UK GAAP financial statements)

                                                               UK GAAP
                                                               in IFRS        IFRS
                                                                format    Adjustments      IFRS
                                                             (Pounds)'000 (Pounds)'000 (Pounds)'000
                                                             ------------ ------------ ------------
Non-current assets
Investments designated as fair value through profit and loss   671,932       25,895      697,827
Investment in subsidiaries                                      45,286        1,250       46,536
                                                               -------       ------      -------
                                                               717,218                   744,363
                                                               -------       ------      -------
Current assets
Other receivables                                                1,835            -        1,835
Cash and cash equivalents                                       11,445            -       11,445
                                                                13,280                    13,280
                                                               -------       ------      -------
Total assets                                                   730,498                   757,643
                                                               -------       ------      -------
Current liabilities
Other payables                                                  (3,569)           -       (3,569)
                                                               -------       ------      -------
Total assets less current liabilities                          726,929                   754,074
                                                               -------       ------      -------
Non-current liabilities
Convertible loan notes                                         (48,926)       6,552      (42,374)
                                                               -------       ------      -------
Net assets                                                     678,003       33,697      711,700
                                                               -------       ------      -------
Equity
Called up share capital                                        122,530            -      122,530
Share premium account                                           72,622            -       72,622
Capital redemption reserve                                       3,204            -        3,204
Share purchase reserve                                          92,054            -       92,054
Share option reserve                                                 -        1,250        1,250
Convertible loan notes - equity reserve                              -        7,446        7,446
Capital reserve                                                397,445       25,895      423,340
Revenue reserve                                                 (9,852)        (894)     (10,746)
                                                               -------       ------      -------
Total equity                                                   678,003       33,697      711,700
                                                               -------       ------      -------
Net asset value per ordinary share
- undiluted                                                     553.3p        27.5p       580.8p
- diluted                                                       540.8p        19.4p       560.2p

Notes to the reconciliation of Company equity at 31 December 2004

(a) The valuation of investments designated as fair value through profit and loss has increased, mainly due to the adjustment of fund valuations for the removal of discounts previously applied to quoted companies held in fund investments. This treatment is in accordance with IAS 39 'Financial instruments: recognition and measurement'.

(b) The 'embedded option' elements of the Company's convertible loan notes have been transferred to equity. The equity component has been measured at the date of issue. The remaining liability represents the carrying amount to maturity of a 'straight bond' with a 4.5% coupon and maturity dates of 2013, measured at amortised cost using the effective interest method. This treatment is in accordance with IAS 39 'Financial instruments recognition and measurement'.

(c) A capital contribution in subsidiaries has been made in respect of the value of share options issued since 7 November 2002 for the relevant period to 31 December 2004. This treatment is in accordance with IFRS 2 'Share-based Payment'.

35 Explanation of transition to IFRSs (Company) continued

Reconciliation of Company profit for the year ended 31 December 2004

                                                                                    IFRS
                                                                     UK GAAP    Adjustments      IFRS
                                                                   (Pounds)'000 (Pounds)'000 (Pounds)'000
                                                                   ------------ ------------ ------------
Gains on investments - gains on fair value through profit and loss   116,234       18,669      134,903
Exchange gains on liquid assets                                          105           82          187
                                                                     -------       ------      -------
                                                                     116,339       18,751      135,090
                                                                     -------       ------      -------
Operating income
Investment income                                                      2,212            -        2,212
Other operating income                                                    92            -           92
                                                                     -------       ------      -------
                                                                       2,304            -        2,304
                                                                     -------       ------      -------
Operating expenses
Administrative expenses                                               (1,477)           -       (1,477)
Other operating expenses                                                (928)           -         (928)
                                                                     -------       ------      -------
                                                                      (2,405)           -       (2,405)
                                                                     -------       ------      -------
Operating loss                                                          (101)           -         (101)
Finance costs                                                         (5,980)         578       (5,402)
Profit before tax                                                    110,258       19,329      129,587
Tax                                                                       85            -           85
                                                                     -------       ------      -------
Profit for the year                                                  110,343       19,329      129,672
                                                                     -------       ------      -------

Notes to the reconciliation of Company profit for the year ended 31 December
2004

(a) Gains on fair value through profit and loss increased as a result of the removal of discounts previously applied to quoted companies held in fund investments. The portfolio had a higher exposure to quoted investments at 31 December 2004 than at 31 December 2003.

(b) A net credit adjustment to profit and loss has been made for a reversal of previous charges amortised in respect of the 2011 Bonds following their conversion in December 2004, which outweighs the additional interest charge in respect of the 2013 Bonds using the effective interest method.

Explanation of material adjustments to the Company cash flow statement for the year ended 31 December 2004

The transition from UK GAAP to IFRS has no effect upon the reported cash flows generated by the Group. The IFRS cash flow statement is presented in a different format from that required under UK GAAP with cash flows split into three categories of activities - operating activities, investing activities and financing activities. The reconciling items between the UK GAAP presentation and the IFRS presentation have no net impact on the cash flows generated.

In preparing the cash flow statement under IFRS, cash and cash equivalents include cash at bank and in hand, highly liquid interest bearing securities with original maturities of three months or less, and bank oversdrafts. Under UK GAAP highly liquid interest bearing securities were not classified as cash equivalents.

36 Ten largest fund investments

                                                                               2004
                                            Manager/              2005      (restated)
                                            Adviser           (Pounds)'000 (Pounds)'000
                                    ------------------------- ------------ ------------
Permira Europe II                                     Permira   253,687      371,992
Permira Europe III                                    Permira   159,564       80,893
P123                                                     SVGA    80,762       63,888
Schroder Ventures Asia Pacific Fund Symphony Capital Partners    45,343       32,322
The Japan Fund IV                              MKS Consulting    29,519       13,996
SV Investments Fund I                  SV Investment Partners    21,676       27,370
SV Life Sciences Fund II            SV Life Sciences Advisers    20,344       30,135
SV Life Sciences Fund III           SV Life Sciences Advisers    19,787       11,136
Strategic Equity Capital plc                           SVG IM    14,775            -
Permira Europe I                                      Permira    13,034       22,207
                                                                -------      -------
                                                                658,491      653,939
                                                                -------      -------

37 Subsequent events

The Company will be making a (Euro)2.8 billion ((Pounds)1.9 billion) commitment to Permira's next private equity fund, Permira IV. In addition, the Company is increasing its loan facility from (Euro)285 million to (Euro)600 million (note
18) and is considering an issue of approximately (Euro)200 million ((Pounds)138 million) of bonds through a private placement. Further discussion of these events is provided in the Chairman's statement.

Company summary

The Company

SVG Capital plc carries on business as an investment trust and it is listed on the London Stock Exchange.

Investment trust companies are able to switch investments without liability for capital gains tax. This, together with the advantages of professional management and spread of risk, makes investment trusts a valuable investment medium.

In order to obtain exemption from capital gains tax the Company conducts itself with a view to being an approved investment trust for the purposes of
Section 842 of the United Kingdom Income and Corporation Taxes Act 1988 (as amended). The Company is not a close company for taxation purposes.

Information for shareholders

The Company's shares and Subordinated Convertible Bonds are listed on the London Stock Exchange. The stock exchange code for the shares is SVI and for the bonds is SVIC. The price of the shares is quoted daily in the Financial Times, The Daily Telegraph and The Times.

Real time share information for the shares is available on the FT Cityline by dialing: 0906 843 1432. Calls are charged at 60p per minute at all times.

The net asset value is calculated at 30 June and 31 December each year following an extensive valuation procedure. Due to the nature of the Company's investments, it is not practical to publish the net asset value on a more frequent basis.

A factsheet containing information including the diversification of the portfolio and the Company's largest investments is published quarterly and is available on request from the Company Secretary.

Capital gains tax information

For the 2005/2006 tax year, the annual capital gains (after adjusting for indexation and taper relief) of private individuals in excess of (Pounds)8,500 (2004/2005: (Pounds)8,200) are assessed for capital gains tax.

Capital gains on shares disposed of by individuals may be eligible for taper relief. The taper reduces the amount of a chargeable gain according to how long the asset has been held for periods after 5 April 1998.

Where shares were acquired before 6 April 1998, the capital gain will also be reduced by indexation allowance for the period up to April 1998, but not thereafter.

For the benefit of those shareholders who acquired their holdings in exchange for their interests in Schroder Ventures' funds, the acquisition cost of the shares for capital gains tax purposes based upon initial dealings on 23 May 1996 was as follows:

Each ordinary share of (Pounds)1: 191.50p.

The acquisition cost of the Subordinated Convertible Bonds for capital gains tax purposes based upon the original purchase price was as follows:

Each 4 1/2% Subordinated Convertible Bond of (Pounds)100,000 nominal value:
(Pounds)100,000.

Schroder investment trust dealing service

The Schroder investment trust dealing service provides a convenient and cost effective means of investing in the ordinary shares of the Company. The service offers investors:

..   a regular investment option from a minimum of (Pounds)50 per month
..   a lump sum investment option from a minimum of (Pounds)1,000
..   daily dealing
..   competitive charges
..   the option to reinvest income.

Other investment trusts that are available through this service are Schroder AsiaPacific Fund plc, Schroder Income Growth Fund plc, Schroder Japan Growth Fund plc, Schroder Split Investment Fund plc, Schroder Split ZDP plc, Schroder UK Growth Fund plc, Schroder UK Mid & Small Cap Fund plc and International Biotechnology Trust plc.

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Individual Savings Account - Schroder maxi ISA plan

The Schroder ISA offers investors:

..   lump sum investments in the ordinary shares of the Company from a minimum of (Pounds)1,000 to a maximum of (Pounds)7,000 in the current tax year
..   a regular investment option from a minimum of (Pounds)50 per month
..   competitive charges
..   the option to reinvest income
..   the option to include other trusts.

If you would like further information about the Schroder investment trust dealing service or the Schroder Maxi ISA, please contact the Secretary of the Company at 31 Gresham Street, London EC2V 7QA or call Schroder Investor Services on freephone 0800 718 777.

Registrar services
Communications with shareholders are mailed to the address held on the share register. Any notifications and enquiries relating to registered share holdings, including a change of address or other amendment should be directed to Lloyds TSB Registrars Scotland at PO Box 28448, Finance House, Orchard Brae, Edinburgh EH4 1WQ. The helpline telephone number of Lloyds TSB Registrars is 0870 601 5366.

Lloyds TSB Registrars Scotland maintain a web-based enquiry service for shareholders. Currently the "Shareview" site (address below) contains information available on public registers. Shareholders will be invited to enter their name, shareholder reference (account number) and post code and will be able to view information on their own holding.

Visit www.shareview.co.uk for more details.

JP Morgan Chase Bank act as Registrar for the Subordinated Convertible bonds. Any notifications and enquiries relating to Subordinated Convertible Bonds should be directed to JP Morgan Chase Bank, Trinity Tower, 9 Thomas More Street, London E1N 1YT.

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Financial calendar

Information for shareholders

31 December        Company's year end
March              Preliminary results for the financial year announced
March              Annual Report published
April              Annual General Meeting
September          Interim Results announced
October            Interim Report published

Analysis of register of shareholders

                                           Shares
                                             %
                                           ------
At 31 December 2005
% of issued shares held by:
Banks and Nominee Companies*                62.7
Pension Funds and Insurance Companies       21.5
Private individuals                          1.3
Other Institutions                          14.5
Total number of registered holders           861

* Some of the nominee company holdings include a large number of private individuals.

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

NOTICE is hereby given that the tenth Annual General Meeting of SVG Capital plc will be held at 12.00 noon on Monday, 24 April 2006 at 111 Strand, London WC2R 0AG, to consider and, if thought fit, pass the following resolutions, of which resolutions 1 to 9 will be proposed as Ordinary Resolutions and resolutions 10 and 11 will be proposed as Special Resolutions:

Notice and agenda

1. That the Report of the Directors and the Accounts for the year ended 31 December 2005 be adopted.

2. That the Directors' Remuneration Report for the year ended 31 December 2005 be approved.

3. That Denis Raeburn be re-elected as a Director of the Company.

4. That Andrew Williams be re-elected as a Director of the Company.

5. That Anthony Habgood be re-elected as a Director of the Company.

6. That Edgar Koning be re-elected as a Director of the Company.

7. That Ernst & Young LLP be re-appointed as Auditors of the Company.

8. That the Board be authorised to agree the Auditors' remuneration.

9. That, in substitution for the authority granted at the Company's Annual General Meeting held on 25 April 2005, the Board be and is hereby generally and unconditionally authorised to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act
1985):

    a up to an aggregate nominal amount of (Pounds)1,285,455 (equivalent to 1% of the issued ordinary share capital of the Company as at 20 March 2006) in connection with the SVG Capital plc Executive Share Option Plan 2001; and

    b up to an aggregate nominal amount of (Pounds)42,848,529 (equivalent to one-third of the issued ordinary share capital of the Company as at 20 March 2006), which authority shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution (unless previously revoked or varied by the Company in general meeting) save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Board may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

10. That, in substitution for the authority granted at the Company's Annual General Meeting held on 25 April 2005, the Board be and is hereby empowered, pursuant to Section 95 of the Companies Act 1985, to allot equity securities (within the meaning of Section 94 of the said Act) for cash, pursuant to the authority conferred by resolution 9 above, as if sub-section (1) of Section 89 of the said Act did not apply to any such allotment, provided that this power shall be limited to:

    a the allotment of equity securities up to an aggregate nominal amount of (Pounds)1,285,455 (equivalent to 1% of the issued ordinary share capital of the Company as at 20 March 2006) in connection with the SVG Capital plc Executive Share Option Plan 2001;

    b the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders where the equity securities respectively attributable to the interests of ordinary shareholders on a fixed record date are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them (subject to such exclusions or other arrangements as the Board may deem necessary or expedient to deal with fractional entitlements or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever); and

    c the allotment (otherwise than pursuant to sub-paragraphs (a) and (b) above) of equity securities up to an aggregate nominal amount of (Pounds)12,854,558 (equivalent to 10% of the issued ordinary share capital of the Company as at 20 March 2006), and shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Board may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.

11. That the Company be and is hereby generally and unconditionally authorised in accordance with Section 166 of the Companies Act 1985 to make market purchases (within the meaning of Section 163 of the said Act) of ordinary shares of (Pounds)1.00 each in the capital of the Company ("Shares"), provided that:

    a the maximum number of Shares hereby authorised to be purchased shall be 19,268,983 (equivalent to 14.99% of the issued ordinary share capital of the Company as at 20 March 2006);

    b  the minimum price which may be paid for a Share is (Pounds)1.00;

    c the maximum price which may be paid for a Share is an amount equal to 105% of the average of the middle market quotations for a Share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Share is purchased;

    d purchases may only be made pursuant to this authority if the Shares are (at the date of the proposed purchase) trading on the London Stock Exchange at a discount to the net asset value;

    e the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution unless such authority is renewed prior to such time; and

    f the Company may make a contract to purchase Shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiration of such authority and may make a purchase of Shares pursuant to any such contract.

Registered Office:
31 Gresham Street
London
EC2V 7QA

By Order of the Board

Schroder Investment Management Limited
Company Secretary
20 March 2006

Explanatory notes and additional information

The following notes give an explanation of certain of the business to be conducted at the Annual General Meeting to be held at 12.00 noon on Monday, 24 April 2006 at 111 Strand, London, WC2R 0AG.

Details regarding Resolutions 9, 10 and 11 are set out on pages 21 and 22.

An ordinary shareholder entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and (insofar as permitted by the Company's Articles of Association) to vote instead of him.

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company has specified that only those Shareholders registered in the Register of Members of the Company at 6.00 p.m. on 21 April 2006 shall be entitled to attend and vote at the meeting in respect of the number of Shares registered in their name at that time. Changes to the Register of Members after
6.00 p.m. on 21 April 2006 shall be disregarded in determining the right of any person to attend and vote at the meeting.

A proxy need not be a member. A form of proxy is enclosed for ordinary shareholders which should be completed and returned to the Company's registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN996ZR not later than 48 hours before the time fixed for the meeting. Completion of the proxy will not preclude an ordinary shareholder from attending and voting in person.

Copies of the terms of appointment of the non-executive Directors and, in accordance with the requirements of the Companies Act 1985, a statement of all transactions of each Director and of his family interests in the shares of the Company will be available for inspection by any member of the Company at the registered office of the Company, 31 Gresham Street, London EC2V 7QA, during normal business hours on any weekday (public holidays excepted) and by any person attending the Annual General Meeting, during the continuance of the Meeting. None of the Directors have a contract of service with the Company.

Profiles of each of the persons offering themselves for re-election as Directors are on page 16 of this report.

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time for receipt of proxy appointments specified above. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Advisers

Head office
111 Strand
London WC2R 0AG
Telephone 020 7010 8900

Company Secretary and Registered Office
Schroder Investment Management Limited
31 Gresham Street
London EC2V 7QA
Telephone 020 7658 6000

Auditors
Ernst & Young LLP
1 More London Place
London SE1 2AF

Bankers
The Royal Bank of Scotland plc
Corporate Banking Office
5-10 Great Tower Street
London EC3P 3HX

HBOS plc
Level 7
Bishopsgate Building
155 Bishopsgate
London EC2M 3YB

Registrar for ordinary shares
Lloyds TSB Registrars Scotland
PO Box 28448
Finance House
Orchard Brae
Edinburgh EH4 1WQ
Telephone 0870 601 5366

Registrar for subordinated convertible bonds
JP Morgan Chase Bank
Trinity Tower
9 Thomas More Street
London E1N 1YT

Solicitors
Slaughter and May
One Bunhill Row
London EC1Y 8YY

Stockbrokers
UBS
1 Finsbury Avenue
London EC2M 2PP

Glossary
Early-stage
..  Seed
   Financing provided to allow a business concept to be developed, perhaps involving production of prototypes and additional research, prior to bringing a product to market.

..  Start-up
   Financing provided to companies for the use in product development and initial marketing. Companies may be in the process of being set up or may have been in business for a short time, but have not sold their product commercially.

..  Other early-stage
   Financing provided to companies that have completed the product development stage and require further funds to initiate commercial manufacturing and sales. They will not yet be generating profit.

Late-stage
..  Expansion financing
   Capital provided for the growth and expansion of a company which is breaking even or even trading profitably. Funds may be used to finance increased production capacity, market or product development and/or provide additional working capital. Capital provided for turn-around situations is also included in this category.

..  Management Buy-Out (MBO)
   Funds provided to enable current operating management and investors to acquire an existing business.

..  Management Buy-In (MBI)
   Funds provided to enable a manager or group of managers from outside the company to buy into the company.

Follow-on investment
A company which has previously received venture capital.

Secondary purchase
Purchase of existing shares in a company from another venture capital firm, or from other shareholders.

Public to private
Purchase of the share capital of a company quoted on a stock exchange with the intention of de-listing the company and taking it private.

General Terms
Carried interest ("carry")
Carried interest or simply "carry" represents the share of a private equity fund's profit (usually 20%) that will accrue to the general partners.

Committed funds (or "raised funds" or "committed capital") Capital committed by investors. This will be requested or "drawn down" by private equity managers on a deal-by-deal basis. This amount is different from invested funds for two reasons. Firstly, most partnerships will invest only between 80% and 95% of committed funds. Second, one has to deduct the annual management fee which is supposed to cover the cost of operation of a fund.

Distributions
Payments to investors after the realisation of investments of the partnership.

Divestments (or realisations or exits)

Exits of investments, usually via a trade sale or an IPO (Initial Public
  Offering) on a stock market.

Draw downs
Payments to the partnership by investors in order to finance investments. Funds are drawn down from investors on a deal-by-deal basis.

Fund of funds
Private equity funds whose principal activity consists of investing in other private equity funds. Investors in funds of funds can thereby increase their level of diversification.

Gearing, debt/equity ratio or leverage the level of a company's borrowings as a percentage of shareholder funds.

Hurdle rate
Arrangement that caps the downside risk for investors. It allows investors to get preferential access to the profits of the partnership. In the absence of reaching the hurdle return, general partners will not receive a share of the profit (carried interest). A hurdle rate of 10% means that the private equity fund needs to achieve a return of at least 10% before the profits are shared according to the carried interest arrangement.

Limited partnership
Most private equity firms structure their funds as limited partnerships. Investors represent the limited partners and private equity managers the general partners.

Realisation
The sale of an investment.

Secondary market
The secondary market enables institutional investors to sell their stakes in a private equity partnership before it is wound up.

Trade sale
Sale of the equity share of an investee company to another company.

Turnaround
A loss making company which can be successfully transformed into a profit maker.

Further information on our website
www.svgcapital.com

About SVG Capital
..   Share price
..   Overview
..   About private equity
..   Our approach
..   Performance
..   Portfolio
..   Top 20 companies
..   Team profiles
..   Board profiles
..   Report and accounts
..   Glossary of terms
..   FAQ's

Investor Relations
..   Share price
..   Key facts
..   Recent news
..   Regulatory news
..   Newssheets
..   Report and accounts
..   Presentations and webcasts
..   How to invest
..   Key dates
..   Shareholder services
..   Advisers

Press Centre
..   Share price
..   Key facts
..   Recent news
..   Newssheets
..   Report and accounts
..   Team profiles
..   Request information
..   Regulatory news

SVG Capital advised products
..   Share price
..   Our approach
..   SVG private equity
..   Key members
..   Fund of funds
..   Fund of funds II
..   P123
..   Diamond
..   SVG public equity
..   Key members
..   UK focus fund
..   SRF
..   Strategic Equity Capital
..   Presentations and webcasts

Quick links
..   About private equity
..   Our approach
..   Key facts
..   Team profiles

..   Share price
..   Latest news
..   Advised products
..   Performance

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                    SVG Capital PLC

Date: 3 May 2006

                                    By: /s/ John Spedding
                                        ----------------------------------
                                        John Spedding
                                        Company Secretary
                                        For and on behalf of Schroder
                                        Investment
                                        Management Limited, Secretaries